    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 21, 1994



                                                       REGISTRATION NO. 33-55447

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                               STOKELY USA, INC.
             (Exact name of registrant as specified in its charter)

            WISCONSIN                             2033                            39-0513230
 (State or other jurisdiction of           (Primary Standard                   (I.R.S. Employer
  incorporation or organization)       Industry Classification Code           Identification No.)
                                                Number)

                          1055 CORPORATE CENTER DRIVE
                          OCONOMOWOC, WISCONSIN 53066
                                 (414) 569-1800
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                        MR. VERNON L. WIERSMA, PRESIDENT
                          1055 CORPORATE CENTER DRIVE
                          OCONOMOWOC, WISCONSIN 53066
                                 (414) 569-1800
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

FRANK J. PELISEK, ESQ.           LARRY A. BARDEN, ESQ.
KATE M. FLEMING, ESQ.            SIDLEY & AUSTIN
MICHAEL BEST & FRIEDRICH         ONE FIRST NATIONAL PLAZA
100 EAST WISCONSIN AVENUE        CHICAGO, ILLINOIS 60603
MILWAUKEE, WISCONSIN 53202

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               STOKELY USA, INC.

                             CROSS REFERENCE SHEET

             FORM S-1 NUMBER AND CAPTION                      LOCATION IN PROSPECTUS
       ----------------------------------------   ----------------------------------------------
  1.   Forepart of the Registration Statement
       and Outside Front Cover Page of
       the Prospectus..........................   Outside Front Cover Page of Prospectus
  2.   Inside Front and Outside Back Cover
       Pages of Prospectus.....................   Inside Front Cover of Prospectus; Outside Back
                                                  Cover of Prospectus
  3.   Summary Information, Risk Factors and
       Ratio of Earnings to Fixed Charges......   Prospectus Summary; Risk Factors
  4.   Use of Proceeds.........................   Use of Proceeds
  5.   Determination of Offering Price.........   Underwriting
  6.   Dilution................................   Dilution
  7.   Selling Security Holders................   Principal and Selling Shareholders
  8.   Plan of Distribution....................   Underwriting
  9.   Description of Securities to be
       Registered..............................   Description of Capital Stock
 10.   Interests of Named Experts and
       Counsel.................................   Legal Matters
 11.   Information with Respect to
       the Registrant..........................   Prospectus Summary; Risk Factors;
                                                  Capitalization; Price Range of Common Stock;
                                                  Dividend Policy; Selected Consolidated
                                                  Financial Data; Management's Discussion and
                                                  Analysis of Financial Condition and Results of
                                                  Operations; Business; Management; Certain
                                                  Transactions; Principal and Selling
                                                  Shareholders; Consolidated Financial
                                                  Statements
 12.   Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities.............................   Not Applicable

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED OCTOBER 20, 1994


PROSPECTUS
                                3,040,000 SHARES
                            [LOGO] STOKELY USA, INC.
                                  COMMON STOCK

     Of the 3,040,000 shares of Common Stock offered hereby, 3,000,000 shares are being sold by Stokely USA, Inc. ("Stokely" or the "Company") and 40,000 shares are being sold by the Selling Shareholder. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholder.


     The Company's Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market under the symbol "STKY." On October 19, 1994, the closing sale price of the Common Stock as reported by Nasdaq was $10.00 per share. See "Price Range of Common Stock."


     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                 TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                                                                 PROCEEDS TO
                             PRICE TO        UNDERWRITING      PROCEEDS TO         SELLING
                              PUBLIC         DISCOUNT(1)        COMPANY(2)       SHAREHOLDER
- ------------------------------------------------------------------------------------------------
Per Share...............         $                $                 $                 $
Total(3)................         $                $                 $                 $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $425,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 456,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to
    Company will be $            , $            and $            , respectively.

     The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock will be made on or about
               , 1994.

                     WILLIAM BLAIR & COMPANY               DAIN BOSWORTH
                                                            INCORPORATED
              THE DATE OF THIS PROSPECTUS IS                , 1994

                                   [PICTURES]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, the information contained in this Prospectus assumes the Underwriters' over-allotment option is not exercised. See "Underwriting."

                                  THE COMPANY


     Stokely USA, Inc. is a leading domestic producer of canned and frozen vegetables. The Company processes, markets and sells a broad range of vegetables under customer private labels and under the Stokely's Finest(R) label, Stokely's Gold(TM) label and other brand labels through the retail, foodservice and industrial channels of distribution. The Company believes it is the largest processor of private label canned vegetables in the United States, selling to most major supermarket chains, including Winn Dixie, Kroger, A&P, Aldi and Safeway, and to major food wholesalers, including Super Valu and Fleming Companies, Inc. The Company is also a leading United States exporter of canned vegetables to Europe and Asia. The Company believes the breadth and mix of its product lines, including both basic and specialty vegetables, enhance its competitive position by allowing it to market its products to many different distribution channels and consumer markets. In 1993, the processed vegetable industry represented approximately $3.0 billion in annual sales of canned vegetables and approximately $2.1 billion in annual sales of frozen vegetables.


     During fiscal 1993, the Company began to implement a new business strategy designed to enhance its leadership position in certain markets and products, and to facilitate the Company's ability to achieve a higher and more consistent level of earnings. The key elements of the strategy are as follows:

     - FOCUS ON CORE PRODUCT LINES. The Company has narrowed its product focus to product lines in which it has significant market share -- corn, green beans, peas and root crops -- and has eliminated several unprofitable non-core lines. This focus has allowed the Company to significantly reduce its fixed manufacturing and administrative expenses and to reduce its variable cost per unit in an industry generally characterized by a high ratio of variable to fixed costs.

     - EMPHASIZE THE PRIVATE LABEL CHANNEL OF DISTRIBUTION. Since fiscal 1993, the Company has placed significant emphasis on expanding its presence in the private label channel of distribution. This channel accounts for approximately 35% of the canned vegetable industry's total retail sales and is currently experiencing market share growth. In addition, the Company's operating margins in private label are higher than margins achieved in its brand products business because of lower selling and support expenses. Currently, the Company believes its three largest competitors in the vegetable processing industry focus primarily on brand products.


     - MAINTAIN THE COMPANY'S BRAND MARKET SHARE WHILE PURSUING CHANGES IN PRODUCT MIX. The Stokely's Finest(R) brand is one of the major brands in its primary brand geographic area of distribution, the southeastern United States. The Company has maintained its brand position while rationalizing its brand product line, including a 25% reduction in the number of SKUs over the last two years. In addition, the Company seeks to enhance consumer recognition of its brand names and selectively expand its brand product line by developing new brand specialty products, such as its specialty line of premium products sold under the Stokely's Gold(TM) label. Sales volume of the Stokely's Gold(TM) label product line has doubled from fiscal 1992 to fiscal 1994.


     - PURSUE GROWTH OPPORTUNITIES IN FOREIGN MARKETS. Exports of processed vegetables represent a growing channel of distribution in the processed vegetable industry. For the past five years, the volume of total canned corn exported by U.S. processors, the major component of exported processed vegetables, has grown at a compound annual rate of 15%. The Company believes that its strength as a leading U.S. canned corn producer and a major exporter create opportunities for the Company to expand its export sales. The Company has achieved a significant market share in exports to Germany and Scandinavia and intends to increase its emphasis on expanding export sales to Eastern Europe, Asia, Canada and Mexico.

     - IMPROVE EFFECTIVENESS AND EFFICIENCY OF FROZEN VEGETABLE BUSINESS. In order to increase its profit margins in the frozen vegetable business, the Company has downsized its frozen vegetable operations following a period of rapid expansion and redirected most of its sales to industrial customers. The Company generally has been able to generate higher margins on its industrial sales due to decreased packaging and promotional expenses associated with sales of frozen products in bulk. The Company plans to continue to increase its presence in this channel through the addition of new customers, and to increase its leading position in certain higher margin specialty products, while remaining one of the major players in frozen corn production, the leading category item in the frozen vegetable market.


     Prior to fiscal 1993, the Company's principal business strategy had been to increase its revenues by expanding sales of its brand products and by developing, through acquisitions, a significant frozen vegetable business. At the time, the Company believed that the brand vegetable market and frozen vegetable market tended to have higher margins than the Company's private label canned business and would help smooth out the price fluctuations inherent in the vegetable processing industry. This strategy, however, significantly increased the Company's operating expenses and as a result its operating margins began to deteriorate in fiscal 1991. Furthermore, the Company's acquisitions and capital expenditures were funded primarily by debt, which increased the Company's leverage and interest expense. This strategy, together with unfavorable market conditions in the vegetable processing industry, culminated in net losses (after-tax) for fiscal 1992 and 1993 of $9.9 million and $31.1 million (including a restructuring charge of $14.7 million), respectively.



     Commencing in June of 1992, the Company made significant management changes and adopted a major restructuring program allowing it to implement its new strategy. The primary elements of the restructuring program implemented in fiscal 1993 and 1994 were as follows: ELIMINATION OF UNPROFITABLE PRODUCTS - the Company eliminated or greatly reduced its capacity for several low margin or unprofitable products, including the elimination of frozen broccoli, frozen okra, frozen cauliflower, tomato products, various fruit products and other items; PLANT CLOSINGS - to increase manufacturing efficiencies, lower operating costs and reduce working capital needs, the Company closed six plants, four of which have been sold, and downsized two other facilities. Fixed manufacturing overhead has been reduced by $12.8 million, or 24.7%, for fiscal 1994 compared to fiscal 1992; REDUCTION OF FIXED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
- - with an increased focus on core products, the Company has been able to operate with a lower cost structure. Fixed selling, general and administrative expenses have been reduced by $5.7 million, or 37.5%, for fiscal 1994 compared to fiscal 1992; and DEBT REDUCTION - by focusing on its core business and liquidating non-essential assets, the Company has reduced total debt by $29.5 million, or 22.4%, since fiscal 1992 to $102.3 million at the end of fiscal 1994.
Principally as a result of these restructuring efforts, the Company has achieved net profits in each of its last five fiscal quarters.


                                  THE OFFERING


Shares Offered by the Company.......................   3,000,000
Shares Offered by the Selling Shareholder...........   40,000
Shares Outstanding Immediately After the
  Offering(1).......................................   11,364,645
Use of Proceeds to the Company......................   Reduce indebtedness
Nasdaq National Market Symbol.......................   STKY


- -------------------------

(1) Excludes 223,300 shares of Common Stock reserved for issuance pursuant to currently outstanding options, 400,000 shares of Common Stock reserved for issuance pursuant to options available for grant under an existing option plan and 50,000 shares of Common Stock reserved for issuance pursuant to currently outstanding warrants which are not expected to be exercised in connection with this Offering; includes 40,000 shares of Common Stock to be acquired by the Selling Shareholder through the exercise of currently outstanding warrants immediately prior to the Offering and then sold in the Offering. See "Principal and Selling Shareholders."

                         SUMMARY FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                                     SIX MONTHS
                                                                                                       ENDED
                                                      FISCAL YEAR ENDED MARCH 31,                  SEPTEMBER 30,
                                          ----------------------------------------------------   ------------------
                                            1990       1991       1992       1993       1994       1993      1994
                                          --------   --------   --------   --------   --------   --------   -------
   STATEMENT OF OPERATIONS DATA:
     Net sales..........................  $271,963   $257,520   $280,368   $281,382   $256,145   $127,505   $97,131
     Other revenue......................      (436)     1,090        676      2,145      4,691      4,600        99
                                          --------   --------   --------   --------   --------   --------   -------
         Total revenues.................   271,527    258,610    281,044    283,527    260,836    132,105    97,230
     Cost of products sold..............   193,454    204,922    238,804    249,982    216,392    113,592    74,148
     Selling, general and administrative
       expenses.........................    44,461     40,902     48,481     42,139     36,476     18,016    13,464
     Nonrecurring charge(1).............        --         --         --     21,145         --         --        --
                                          --------   --------   --------   --------   --------   --------   -------
     Operating earnings (loss)..........    33,612     12,786     (6,241)   (29,739)     7,968        497     9,618
     Interest expense...................     4,721      7,082      8,592     12,721     12,710      6,482     4,914
                                          --------   --------   --------   --------   --------   --------   -------
     Earnings (loss) before income taxes
       and cumulative effect of change
       in accounting principle..........    28,891      5,704    (14,833)   (42,460)    (4,742)    (5,985)    4,704
     Income taxes (credit)..............    11,156      1,888     (4,931)   (12,983)    (2,527)      (718)      946
                                          --------   --------   --------   --------   --------   --------   -------
     Earnings (loss) before cumulative
       effect of change in accounting
       principle........................    17,735      3,816     (9,902)   (29,477)    (2,215)    (5,267)    3,758
     Cumulative effect of change in
       accounting principle(2)..........        --         --         --     (1,650)        --         --        --
                                          --------   --------   --------   --------   --------   --------   -------
     Net earnings (loss)................  $ 17,735   $  3,816   $ (9,902)  $(31,127)  $ (2,215)  $ (5,267)  $ 3,758
                                          ========   ========   ========   ========   ========   ========   =======
     Net earnings (loss) per share(2)...     $2.15      $0.46     $(1.19)    $(3.75)    $(0.27)    $(0.63)    $0.45
     Pro forma earnings (loss) per
       share(3).........................                                                $(0.09)               $0.41
     Weighted average shares
       outstanding......................     8,260      8,287      8,288      8,302      8,320      8,316     8,325
     Dividends per share................     $0.26      $0.20      $0.20         --         --         --        --



                                                                                       SEPTEMBER 30, 1994
                                                                                   --------------------------
                                                                                    ACTUAL     AS ADJUSTED(3)
                                                                                   --------    --------------
   BALANCE SHEET DATA:
     Working capital.............................................................  $ 46,057       $ 56,832
     Total assets................................................................   232,780        232,780
     Total debt..................................................................   118,204         90,114
     Shareholders' equity........................................................    36,398         64,488


   -------------------------------

   (1) In connection with the Company's restructuring plan, the Company sold, closed or downsized certain processing facilities, resulting in a nonrecurring charge during the fiscal year ended March 31, 1993 from the write-down of such processing facilities, equipment and inventories to their estimated net realizable value and from provisions for severance, consolidation costs and plant closing costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
   (2) On April 1, 1992, the Company adopted Statement of Financial Accounting Standard No. 106 ("SFAS No. 106"), "Employers' Accounting for Postretirement Benefits Other than Pensions." The Company recognized as expense in fiscal 1993 the accumulated postretirement benefit obligation aggregating $1.7 million, after taxes of $850,000. The net loss per share for the fiscal year ended March 31, 1993 includes a $0.20 per share loss due to the adoption of SFAS No. 106.

   (3) As adjusted to reflect the sale of 3,000,000 shares of Common Stock being offered by the Company at an assumed public offering price of $10.00 per share, after deducting the underwriting discount and estimated Offering expenses, the exercise by the Selling Shareholder of warrants to acquire 40,000 shares of Common Stock and the application of the estimated net proceeds therefrom. The pro forma earnings (loss) per share data assumes that the Offering had occurred at the beginning of each period presented and gives effect to the reduction in interest expense resulting from the application of the net proceeds therefrom to reduce indebtedness. See "Use of Proceeds" and "Capitalization."



     The Company was incorporated in Wisconsin in 1920 under the name "Oconomowoc Canning and Products Company" and has been engaged in the food processing business since that time. The Company changed its name to "Stokely USA, Inc." in January 1985. The Company's most significant wholly-owned subsidiary is Oconomowoc Canning Company, Inc., a Wisconsin corporation. Unless otherwise indicated, all references in this Prospectus to the "Company" or "Stokely" refer to Stokely USA, Inc. and its subsidiaries. Stokely's principal executive offices are located at 1055 Corporate Center Drive, Oconomowoc, Wisconsin 53066-0248. The Company's telephone number is (414) 569-1800.

                         STOKELY RESTRUCTURING PROGRAM

     Prior to fiscal 1993, the Company's principal business strategy had been to increase revenues by expanding sales of its brand products and by developing, through acquisitions, a significant frozen vegetable business. At the time, the Company believed that the brand vegetable market and frozen vegetable market tended to have higher margins than the Company's private label business and would help smooth out the price fluctuations inherent in the vegetable processing industry. This strategy, however, significantly increased the Company's operating expenses and as a result its operating margins began to deteriorate in fiscal 1991. Furthermore, the Company's acquisitions and capital expenditures were funded primarily by debt, which increased the Company's leverage and interest expense. In the early 1990s, average selling prices in the processed vegetable industry declined dramatically. The Company experienced a 7.8% selling price decline in fiscal 1991, an 8.5% decline in fiscal 1992 and a 5.9% decline in fiscal 1993. Stokely's strategy at that time, together with unfavorable market conditions, resulted in net losses (after-tax) for fiscal 1992 and 1993 of $9.9 million and $31.1 million (including a restructuring charge of $14.7 million), respectively. Commencing in June of 1992, the Board of Directors of the Company made significant management changes and adopted a new strategy designed to return the Company to profitability. The new management team determined that in order to implement the new strategy and return the Company to profitability, restructuring was necessary.


     Under the direction of the new management team, the Company undertook a number of restructuring measures, including consolidating production at larger, more efficient facilities, eliminating certain low margin or unprofitable product lines, reducing operating overhead and lowering interest expense through debt reduction. As part of such restructuring, the Company recorded in fiscal 1993 a non-recurring restructuring charge of $14.7 million ($21.1 million pre-tax) relating to the write-down of the eight processing plants to be sold, closed or downsized and the costs associated therewith, including provisions for severance, consolidation costs and plant closing costs, and the write-down of inventory of discontinued product lines. In particular, the Company redefined its core products as corn, green beans, peas and root crops produced in the Midwest and Northwest, and exited the canned tomato and fruit product lines and southern frozen vegetable lines, including frozen broccoli, okra and cauliflower. Stokely also eliminated certain marginally contributing channels of distribution and facilities in its frozen vegetable business. Finally, the Company's general and administrative workforce was reduced by 25% between the end of fiscal 1992 and the end of fiscal 1994. During fiscal 1994, the Company completed the major portion of its restructuring plan by (i) selling two canning plants and two freezing plants; (ii) closing and consolidating the operations of an additional canning plant with an existing plant; (iii) closing a freezing plant that focused on retail products; and (iv) downsizing two other plants. The Company intends to sell its two remaining closed plants.



     As a result of these restructuring initiatives, fixed manufacturing overhead was reduced 24.7%, from $51.9 million for fiscal 1992 to $39.1 million for fiscal 1994, while direct manufacturing costs on a per unit basis were reduced by 1.8% during this same two-year period. In addition, the Company's fixed selling, general and administrative expenses were reduced 37.5%, from $15.2 million for fiscal 1992 to $9.5 million for fiscal 1994. From the beginning of fiscal 1992 to October 1994, the Company's full-time employee workforce has been reduced by approximately 250 employees, primarily due to the restructuring initiatives, and the Company's seasonal workforce has been reduced by approximately 1,000 employees due to the closing or downsizing of processing plants affected by the restructuring initiatives.



     The net proceeds from the sale of plants and liquidation of discontinued inventories were used to pay down outstanding debt. The Company's total debt was reduced $29.5 million, from $131.8 million at March 31, 1992 to $102.3 million at March 31, 1994. The Company intends to further reduce its debt with the proceeds from this Offering. See "Use of Proceeds."



     At September 30, 1994, the Company had remaining restructure reserves aggregating $6.1 million for the disposal of plant facilities and related inventories. Based on the Company's current review and evaluation, these reserves are considered adequate to complete the restructuring plan in fiscal 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  RISK FACTORS

INDUSTRY CONDITIONS AND PRICE AND VOLUME FLUCTUATIONS

     The Company's financial performance and growth are related to conditions in the vegetable processing industry. The United States vegetable processing industry is a mature industry, with a relatively modest 1.8% compounded annual growth rate from 1988 to 1993. The Company's net sales are a function of product availability and market pricing. In the vegetable processing industry, product availability and market prices tend to have an inverse relationship: market prices tend to decrease as more product is available, whereas if less product is available, market prices tend to increase. Product availability is a direct result of plantings, growing conditions, crop yields and inventories, all of which vary from year to year. In addition, price can be affected by the planting, inventory level and individual pricing decisions of the three or four largest processors in the industry. Generally, the market prices in the vegetable processing industry tend to adjust more quickly to variations in product availability than an individual processor can adjust its cost structure; thus, in an over-supply situation, a processor's margins likely will weaken, as suppliers generally are not able to adjust their cost structure as rapidly as market prices adjust for the over-supply. The Company typically has experienced lower margins during times of industry over-supply. There can be no assurance the Company's margins will improve in response to favorable market conditions or that the Company will be able to operate profitably during depressed market conditions.

RECENT OPERATING LOSSES; IMPLEMENTATION OF RESTRUCTURING PROGRAM; LEVERAGE CONSIDERATIONS


     The Company reported net losses (after-tax) of $9.9 million, $31.1 million (which includes the effect of a restructuring charge of $14.7 million) and $2.2 million for the fiscal years ended March 31, 1992, 1993 and 1994, respectively. In fiscal 1993, the Company's business faced continuing depressed vegetable market conditions caused primarily by over-supply and excess capacity. In response to these net losses and market conditions, the Company implemented restructuring measures designed to return the Company to profitability. See "Stokely Restructuring Program." Although the Company believes the restructuring program has contributed to the Company's ability to achieve favorable operating results during the last five fiscal quarters, there can be no assurance the Company will be able to sustain such results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Business Strategy."


     The terms and conditions of the Company's multi-year credit facility with various lenders and the other indebtedness of the Company currently impose restrictions that affect, among other things, the ability of the Company to incur debt, pay dividends, make acquisitions, create liens and make capital expenditures. Terms of the Company's indebtedness also require it to satisfy certain financial covenants on a monthly basis. The ability of the Company to make cash payments to satisfy its indebtedness and to comply with such financial or similar covenants that may be contained in future agreements will depend upon its future operating performance, which is subject to prevailing economic conditions, and to financial, business and other factors beyond the Company's control. In addition, the Company's debt service obligations and related financial and operating covenants could limit its ability to withstand competitive pressures or a downturn in its business or in the economy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company's operations are affected by the growing cycle of the vegetables it processes. Most of the Company's production occurs during the second quarter of each fiscal year (due to the timing of crop production and climate conditions) and a majority of sales occurs during the third and fourth quarter of each fiscal year (due to seasonal consumption patterns for its products). Accordingly, inventory levels are highest during the second and third quarters, and accounts receivable levels are highest during the fourth quarter. Net sales generated during the third and fourth quarter of each fiscal year have a significant impact on the Company's results of operations. Because of seasonal fluctuations, there can be no assurance that the results of any particular quarter will be indicative of results for the full year or for future years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     All of the Company's products compete with those of other national, major and smaller regional food processing companies under highly competitive conditions. Three of the Company's major competitors, Del Monte, Green Giant and Dean Foods, are larger and have greater financial and marketing resources than the Company. In addition, many of the Company's major competitors in the international export market are larger and have greater financial and marketing resources than the Company. Continued industry consolidation also may increase the market strength of the Company's larger competitors. See "Business -- Competition."

     As a result of recent plant reduction and consolidation in the vegetable processing industry, many of the Company's principal national competitors have narrowed their business focus to specific product lines and channels of distribution. To date, the Company believes its major competitors have not placed significant emphasis on the private label channel of distribution. Del Monte has focused on brand label canned products, with a limited emphasis on the private label canned business. Both Green Giant and Dean Foods have significant frozen vegetable operations. However, should such competitors in the future increase their emphasis on the private label channel of distribution, the Company's results of operations may be adversely affected.

DEPENDENCE ON KEY PERSONNEL

     In connection with the Company's restructuring program, the Company's management team was substantially changed. The Company's success is dependent to a great extent on its current management team and other key personnel, the loss of one or more of whom could have a material adverse effect on the Company. The Company does not maintain key man life insurance policies on any of its executive officers. See "Management."

EXPORT SALES

     The Company derived 8.1%, 8.6% and 7.4% of its net sales for the fiscal years ended March 31, 1992, 1993 and 1994, respectively, from export sales. The Company intends to increase its emphasis on export sales. International sales are subject to various risks, including exposure to currency fluctuations, political and economic instability, the greater difficulty of administering business abroad and the need to comply with a wide variety of international and domestic export laws and regulatory requirements. There can be no assurance the Company will be able to successfully expand its export sales, or that the Company's export sales will be profitable. See "Business."

REGULATION

     United States and foreign governmental laws, regulations and policies directly affect the agricultural industry and the vegetable processing industry. The Company is subject to regulation by the Food and Drug Administration, the United States Department of Agriculture, the Federal Trade Commission, the Environmental Protection Agency and various state agencies with respect to the production, packaging, labeling and distribution of its food products. In addition, the disposal of solid and liquid vegetable waste material resulting from the preparation and processing of foods is subject to various federal, state and local laws and regulations relating to the protection of the environment. In some international markets, there are regulations and policies designed to discourage the importation of agricultural commodities. The application or modification of existing, or the adoption of new, laws, regulations or policies could have an adverse effect on the Company's business and results of operations. See "Business-Regulations."

POSSIBLE VOLATILITY OF STOCK PRICE

     The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. General business, economic and other external factors, as well as period-to-period fluctuations in Stokely's financial results or changes in earnings estimates by analysts, may have a significant impact on the market price of the shares of Common Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Articles of Incorporation and By-Laws and certain statutes and regulations assist the Company in maintaining its status as an independent publicly-owned corporation, and could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, the Company. These provisions provide for, among other things, staggered board of directors' terms, a fair price requirement for certain business combinations and shareholder repurchase rights in certain circumstances. See "Description of Capital Stock."


DILUTION



     Purchasers of shares of Common Stock in the Offering will experience immediate and substantial dilution in the net tangible book value of the shares of Common Stock of $4.54 per share, and current shareholders will receive an increase in the book value of their shares of Common Stock of $1.38 per share. Additional dilution to purchasers of shares of Common Stock will occur upon the exercise of outstanding options and warrants. See "Dilution."



NO DIVIDENDS



     The Company discontinued the payment of quarterly dividends during the first quarter of the fiscal year ended March 31, 1993. Since that time, the Company has not declared or paid any cash dividends on its shares of Common Stock, and does not anticipate paying such dividends in the foreseeable future. Furthermore, the Company's multi-year credit facility restricts, and future credit agreements may restrict, the payment of dividends without lender permission. See "Dividend Policy."


SHARES ELIGIBLE FOR FUTURE SALE


     Future sales of shares of Common Stock by existing shareholders pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), could adversely affect the price of the shares of Common Stock of the Company. Upon completion of the Offering, approximately 11,364,645 shares of Common Stock will be outstanding. All of these shares of Common Stock will be freely transferable without restriction under the Securities Act, unless held by an affiliate of the Company. The Company's executive officers and directors beneficially own 594,833 shares of Common Stock. Each of the Company and the executive officers and directors of the Company will agree, for a period of 90 days after the date of this Prospectus, not to sell or otherwise dispose of any shares of Common Stock, or any rights or warrants to acquire shares of Common Stock, without the prior written consent of the Representatives of the Underwriters. Holders of warrants of the Company (entitling the holders to purchase an aggregate of up to 90,000 shares of Common Stock, subject to certain adjustments) were granted rights entitling them, under specified circumstances, to include shares of Common Stock received by them pursuant to the exercise of the warrants in any registered public offering of shares of Common Stock. The Company is registering in this Offering 40,000 shares of Common Stock to be issued upon exercise of warrants by the State of Wisconsin Investment Board (hereinafter, the "Selling Shareholder" or "SWIB"). See "Certain Transactions" and "Principal and Selling Shareholders." No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of shares of Common Stock for future sale will have on the market price of the shares of Common Stock prevailing from time to time. Sales of substantial amounts of shares of Common Stock in the public market following the Offering, or the perception that such sales could occur, may adversely affect prevailing market prices of the shares of Common Stock.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock being sold by the Company are estimated to be approximately $27.8 million (approximately $32.5 million if the over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses. The Company intends to use all of the net proceeds to repay a portion of the borrowings under its revolving credit agreement. The Company has a multi-year revolving credit facility with various lenders (the "Revolver"), providing for maximum borrowings of $100.0 million, of which $52.9 million was outstanding at September 30, 1994. Borrowings under the Revolver bear interest at 2.25% over a bank's specified reference rate on the first $40.0 million of borrowings and 1.25% over the reference rate on borrowings in excess of $40.0 million. The Revolver expires May 31, 1995. The Company has received proposals from various lenders to provide funds under a new credit agreement (the "New Credit Agreement"), which it intends to enter into during fiscal 1995. Due to the decreased working capital needs of the Company at the present time, the Company anticipates that the New Credit Agreement will provide a smaller working capital facility, and will have a lower interest rate and less restrictive financial and operating covenants than the existing Revolver. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholder.


                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "STKY." The following table sets forth the range of high and low sale prices per share for the Common Stock for the periods indicated, as reported on the Nasdaq National Market.


                                                                          PRICE RANGE
                                                                         -------------
                                                                         HIGH      LOW
                                                                         ----      ---

        FISCAL YEAR ENDED MARCH 31, 1993:
          First Quarter...............................................   $ 9      $5 1/4
          Second Quarter..............................................     7 1/2   6 1/8
          Third Quarter...............................................     8 3/4   5 5/8
          Fourth Quarter..............................................    11 3/8   6 5/8
        FISCAL YEAR ENDED MARCH 31, 1994:
          First Quarter...............................................   $10 1/8  $5 3/4
          Second Quarter..............................................     9 3/4   7 3/4
          Third Quarter...............................................     9 5/8   7 3/4
          Fourth Quarter..............................................     8 3/4   6 7/8
        FISCAL YEAR ENDING MARCH 31, 1995:
          First Quarter...............................................   $10 1/2  $7 7/8
          Second Quarter..............................................    12 1/4   9 1/4
          Third Quarter (through October 19, 1994)....................    10       8 5/8



     On October 19, 1994, the last reported sale price of the Company's Common Stock, as reported by the Nasdaq National Market, was $10.00 per share. As of October 19, 1994, there were 1,073 holders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company discontinued the payment of quarterly dividends during the first quarter of the fiscal year ended March 31, 1993. Since that time, the Company has not declared or paid any cash dividends on its shares of Common Stock, and does not anticipate paying such dividends in the foreseeable future. Earnings and other cash resources of the Company will be retained by the Company. The Revolver restricts the payment of dividends without lender permission. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    DILUTION


     The net tangible book value of Stokely at September 30, 1994 was $33.9 million or $4.08 per share of Common Stock. "Net tangible book value" per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the estimated net proceeds from the sale of 3,000,000 shares of Common Stock offered by the Company and the exercise by the Selling Shareholder of warrants to acquire 40,000 shares of Common Stock, the pro forma net tangible book value of the Company at September 30, 1994 would have been approximately $62.0 million, or $5.46 per share of Common Stock. This represents an immediate increase in net tangible book value of $1.38 per share to existing shareholders and an immediate dilution of $4.54 per share to new investors. The following table illustrates the per share dilution in net tangible book value to new investors at September 30, 1994:



Public offering price per share..............................................            $10.00
  Net tangible book value per share before Offering..........................   $4.08
  Increase per share attributable to new investors...........................   $1.38
                                                                                -----
Pro forma net tangible book value per share after Offering...................            $ 5.46
                                                                                         ------
Dilution per share to new investors..........................................            $ 4.54
                                                                                         ======


     The above table excludes an aggregate of 223,300 shares of Common Stock reserved for issuance pursuant to currently outstanding options, and 400,000 shares of Common Stock reserved for issuance pursuant to options available for grant under the Executive Stock Option Plan. To the extent that outstanding options are exercised, there may be further dilution to new investors.

                                 CAPITALIZATION


     The following table sets forth the short-term debt and capitalization of the Company at September 30, 1994, and as adjusted to reflect the sale of 3,000,000 shares of Common Stock being offered by the Company at an assumed public offering price of $10.00 per share after deducting the underwriting discount and estimated Offering expenses, the exercise by the Selling Shareholder of warrants to acquire 40,000 shares of Common Stock and the application of the net proceeds as described under "Use of Proceeds."



                                                                            SEPTEMBER 30, 1994
                                                                          -----------------------
                                                                           ACTUAL     AS ADJUSTED
                                                                          --------    -----------
                                                                              (IN THOUSANDS)
Short-term debt(1):
  Notes payable........................................................   $ 35,875     $  25,100
  Current maturities of long-term debt.................................      2,458         2,458
                                                                          --------    -----------
     Total short-term debt.............................................   $ 38,333     $  27,558
                                                                          ========     =========
Long-term debt, net of current portion(1):
  Senior notes.........................................................   $ 35,852     $  35,537
  Revolving credit notes...............................................     17,000            --
  Industrial revenue bonds.............................................     27,019        27,019
                                                                          --------    -----------
     Total long-term liabilities.......................................     79,871        62,556
                                                                          --------    -----------
Shareholders' equity(2):
  Preferred stock, no par value, authorized 1,000,000 shares, none
     issued............................................................         --            --
  Common stock, par value $0.05 per share; authorized 20,000,000 shares; outstanding 8,324,645 (outstanding as adjusted,
     11,364,645).......................................................        422           574
  Additional paid-in capital...........................................     18,665        46,603
  Retained earnings....................................................     17,939        17,939
  Treasury stock (at cost).............................................       (628)         (628)
                                                                          --------    -----------
     Total shareholders' equity........................................     36,398        64,488
                                                                          --------    -----------
       Total capitalization............................................   $116,269     $ 154,602
                                                                          ========     =========


- -------------------------
(1) See Note F of Notes to Consolidated Financial Statements.


(2) Excludes 223,300 shares of Common Stock issuable pursuant to stock options outstanding at September 30, 1994 (all of which options were then exercisable at a weighted average exercise price of $8.42 per share), 90,000 shares of Common Stock issuable pursuant to warrants outstanding at September 30, 1994 (all of which warrants were then exercisable at a weighted average exercise price of $7.88 per share), and 400,000 shares of Common Stock reserved for issuance under the Executive Stock Option Plan. See "Management -- Stock Option Plans." The "As Adjusted" information includes 40,000 shares of Common Stock to be acquired by the Selling Shareholder through the exercise of currently outstanding warrants immediately prior to the Offering and then sold in the Offering. See "Principal and Selling Shareholders."

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following sets forth selected consolidated financial data for the Company at and for each of the five years in the period ended March 31, 1994. The statement of operations data in the table for the three years ended March 31, 1994, and the balance sheet data as of March 31, 1993 and 1994, have been derived from the Company's consolidated financial statements appearing elsewhere herein, which have been audited by Deloitte & Touche LLP, independent auditors, and should be read in conjunction with the consolidated financial statements and the notes thereto. The statement of operations data in the table for the two years ended March 31, 1991, and the balance sheet data as of March 31, 1990, 1991 and 1992, have been derived from the Company's audited consolidated financial statements which are not included herein. The selected consolidated financial data presented at and for the six months ended September 30, 1993 and 1994 have been derived from the Company's unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements for such periods include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position and results of operations for these periods. For interim reporting purposes, certain expenses are based on estimates rather than expenses actually incurred. The results of operations for the six months ended September 30, 1994 should not be regarded as indicative of the results that may be expected for the full year. The following data should be read in conjunction with the Company's consolidated financial statements, the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                                                     SIX MONTHS
                                                      FISCAL YEAR ENDED MARCH 31,                ENDED SEPTEMBER 30,
                                          ----------------------------------------------------   -------------------
                                            1990       1991       1992       1993       1994       1993       1994
                                          --------   --------   --------   --------   --------   --------   --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Net sales.............................  $271,963   $257,520   $280,368   $281,382   $256,145   $127,505   $ 97,131
  Other revenue.........................      (436)     1,090        676      2,145      4,691      4,600         99
                                          --------   --------   --------   --------   --------   --------   --------
    Total revenue.......................   271,527    258,610    281,044    283,527    260,836    132,105     97,230
  Cost of products sold.................   193,454    204,922    238,804    249,982    216,392    113,592     74,148
  Selling, general and administrative
    expenses............................    44,461     40,902     48,481     42,139     36,476     18,016     13,464
  Nonrecurring charge(1)................        --         --         --     21,145         --         --         --
  Interest expense......................     4,721      7,082      8,592     12,721     12,710      6,482      4,914
                                          --------   --------   --------   --------   --------   --------   --------
  Earnings (loss) before income taxes
    and cumulative effect of change in
    accounting principle................    28,891      5,704    (14,833)   (42,460)    (4,742)    (5,985)     4,704
  Income taxes (credit).................    11,156      1,888     (4,931)   (12,983)    (2,527)      (718)       946
                                          --------   --------   --------   --------   --------   --------   --------
  Earnings (loss) before cumulative
    effect of change in accounting
    principle...........................    17,735      3,816     (9,902)   (29,477)    (2,215)    (5,267)     3,758
  Cumulative effect of change in
    accounting principle(2).............        --         --         --     (1,650)        --         --         --
                                          --------   --------   --------   --------   --------   --------   --------
  Net earnings (loss)...................  $ 17,735   $  3,816   $ (9,902)  $(31,127)  $ (2,215)  $ (5,267)  $  3,758
                                          =========  =========  =========  =========  =========  =========  =========
  Net earnings (loss) per share(2)......  $   2.15   $   0.46   $  (1.19)  $  (3.75)  $  (0.27)  $  (0.63)  $   0.45
                                          =========  =========  =========  =========  =========  =========  =========
  Weighted average shares outstanding...     8,260      8,287      8,288      8,302      8,320      8,316      8,325
  Dividends per share...................  $   0.26   $   0.20   $   0.20         --         --         --         --
BALANCE SHEET DATA (AT PERIOD END):
  Working capital.......................  $ 70,631   $ 84,584   $ 80,064   $ 40,626   $ 42,071   $ 34,310   $ 46,057
  Total assets..........................   169,892    213,067    233,737    232,843    158,535    226,203    232,780
  Total debt............................    54,563    104,216    131,826    142,566    102,298    132,158    118,204
  Shareholders' equity..................    75,100     77,266     65,761     34,777     32,640     29,516     36,398
OTHER DATA:
  Capital expenditures..................  $ 15,927   $ 18,033   $ 21,666   $ 10,367   $  4,736   $  3,957   $  4,292
  Depreciation..........................     5,099      6,835      8,461      9,286      7,230      4,947      3,754


- -------------------------
(1) In connection with the Company's restructuring plan, the Company sold, closed or downsized certain processing facilities, resulting in a nonrecurring charge during the fiscal year ended March 31, 1993 from the write-down of such processing facilities, equipment and inventories to their estimated net realizable value and from provisions for severance, consolidation costs and plant closing costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) On April 1, 1992, the Company adopted Statement of Financial Accounting Standard No. 106 ("SFAS No. 106"), "Employers' Accounting for Postretirement Benefits Other than Pensions." The Company recognized as expense in fiscal 1993 the accumulated postretirement benefit obligation aggregating $1.7 million, after taxes of $850,000. The net loss per share for the fiscal year ended March 31, 1993 includes a $0.20 per share loss due to the adoption of SFAS No. 106.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company's financial performance and growth are directly related to certain characteristics and trends in the vegetable processing industry. The United States vegetable processing industry is a mature industry, with a relatively modest 1.8% compounded annual growth rate from 1988 to 1993. Therefore, any significant sales growth that may be experienced by the Company likely would come at the expense of the loss of market share by another processor, but also may occur through efforts designed to promote increased consumption, such as through the introduction of new or improved products, or through increased sales internationally, where the processed vegetable market is currently growing.

     The Company's net sales are affected by product availability and market pricing. In the vegetable processing industry, product availability and market prices tend to have an inverse relationship: market prices tend to decrease as more product is available, whereas if less product is available, market prices tend to increase. Product availability is a direct result of plantings, growing conditions, crop yields and inventories, all of which may vary from year to year. In addition, price can be affected by the planting, inventory level and individual pricing decisions of the three or four largest processors in the industry.


     Increased plantings and improved growing conditions caused over-supply in the processed vegetable market during fiscal 1992 and 1993, forcing industry prices and profit margins down. During the latter part of fiscal 1994, market prices rebounded because of an undersupply of products due to reduced plantings, poor growing conditions and reduced carryover inventory. These favorable market price conditions continued during the first quarter of fiscal 1995, but industry prices have declined during the second quarter of fiscal 1995 due to increased plantings and improved growing conditions.



     In addition to the effects of vegetable processing industry conditions and trends, the Company's restructuring initiatives commenced in fiscal 1993 have impacted its financial performance in fiscal 1993 and fiscal 1994. The restructuring initiatives included consolidating production at larger, more efficient facilities, eliminating marginally profitable and unprofitable product lines, reducing operating overhead and lowering interest expense through debt reduction. Primarily as a result of the restructuring program, the Company's cost of products sold and fixed selling, general and administrative expenses have declined from levels experienced in fiscal 1992. In addition, from the beginning of fiscal 1992 to October 1994, the Company's full-time employee workforce has been reduced by approximately 250 employees, primarily due to the restructuring initiatives, and the Company's seasonal workforce has been reduced by approximately 1,000 employees due to the closing or downsizing of processing plants affected by the restructuring initiatives. See "Stokely Restructuring Program." As a result, the Company recorded in fiscal 1993 a non-recurring restructuring charge of $14.7 million ($21.1 million pre-tax) relating to the write-down of the eight processing plants to be sold, closed or downsized and the costs associated therewith, including provisions for severance, consolidation costs and plant closing costs, and the write-down of inventory of discontinued product lines.



     The table below sets forth the balances, on a pre-tax basis, of the major categories of the restructure reserves provided in fiscal 1993 to September 30, 1994. The reserve amounts for property, plant and equipment and inventory are non-cash write-offs of recorded assets. The amounts for other reserves are for future cash outflows for costs and expenses related to consolidation of facilities and plant carrying costs.



                                                                      RESTRUCTURE RESERVES
                                                           -------------------------------------------
                                                           PROPERTY,
                                                            PLANT &
                                                           EQUIPMENT    INVENTORY    OTHER      TOTAL
                                                           ---------    ---------    ------    -------
                                                                         (IN THOUSANDS)
Originally provided.....................................    $12,700      $ 2,600     $5,800    $21,100
Balance at March 31, 1993...............................     12,700        2,600      5,400     20,700
Balance at March 31, 1994...............................      3,900        3,000        300      7,200
Balance at September 30, 1994...........................      3,900        2,000        200      6,100



Based on the Company's current review and evaluation, these reserves are considered adequate to complete the restructuring plan in fiscal 1995.

     The cost savings associated with these restructuring initiatives were largely realized by the end of fiscal 1994. The Company anticipates its fixed manufacturing expenses will increase during fiscal 1995 due primarily to an anticipated increase in production volume; however, fixed manufacturing expense per unit is expected to decline. The Company also expects that its fixed selling, general and administrative expenses will increase during fiscal 1995, primarily due to the reinstatement of certain employee wage increases and related benefits. The Company expects that its interest expense will decrease during fiscal 1995, primarily due to a lower level of borrowings.

     In fiscal 1992, 1993 and 1994, the effective tax rates used for calculating tax credits for the Company were 33.2%, 30.6%, and 53.3%, respectively, and differed from statutory rates due primarily to allowable tax benefits from net operating losses and tax credit carryforwards and adjustments of prior year tax accruals. At March 31, 1994, the Company had net operating loss carryforwards of $23.3 million and tax credit carryforwards of $2.9 million, which are expected to continue to reduce and/or offset tax liabilities in future years.

     During the fourth quarter of fiscal 1994, the Company changed its method of valuing its inventories from the last-in, first-out method to the average cost method. Management believes that the average cost method provides a more meaningful presentation of the Company's financial position and related financial ratios. In accordance with generally accepted accounting principles, the prior years' financial statements have been retroactively adjusted to reflect this change. The effect of this restatement was to increase the net loss in fiscal 1993 by $784,000 or $0.09 per share and reduce the net loss in fiscal 1992 by $842,000 or $0.11 per share. In addition, the effect of the restatement was to increase retained earnings at April 1, 1991 by $5.3 million.

     In fiscal 1993, the Company adopted Statement of Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement established accounting standards for employers' accounting for postretirement benefits other than pensions, particularly postretirement health care benefits. The Company elected to recognize as expense during fiscal 1993 the entire accumulated postretirement benefit obligation (transition obligation) aggregating $1.7 million, net of related tax benefits as of April 1, 1992 of $850,000.

     Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." This statement requires the recognition of the tax consequences in future years of events which have been recognized in the financial statements. There was no material cumulative effect of adoption of SFAS No. 109 on the financial position or results of operations of the Company.


     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 112 ("SFAS No. 112"), "Employers' Accounting for Postemployment Benefits." This statement requires the accrual for postemployment benefits during the years an employee provides services. SFAS No. 112 must be adopted during the fiscal year ending March 31, 1995. The impact of adoption of SFAS No. 112 is not material.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items from the Company's consolidated statements of operations, each expressed as a percentage of net sales.


                                                                 PERCENTAGE OF NET SALES
                                                      ----------------------------------------------
                                                                                       SIX MONTHS
                                                          FISCAL YEAR ENDED               ENDED
                                                              MARCH 31,               SEPTEMBER 30,
                                                      -------------------------      ---------------
                                                      1992      1993      1994       1993      1994
                                                      -----     -----     -----      -----     -----
Net sales(1).......................................   100.0%    100.0%    100.0%     100.0%    100.0%
Cost of products sold..............................    85.2      88.8      84.5       89.1      76.3
                                                      -----     -----     -----      -----     -----
Gross profit.......................................    14.8      11.2      15.5       10.9      23.7
Selling, general and administrative expenses.......    17.3      15.0      14.2       14.1      13.9
Nonrecurring charge................................      --       7.5        --         --        --
Other revenue......................................    (0.2)     (0.7)     (1.8)      (3.6)     (0.1)
Interest expense(2)................................     3.0       4.5       5.0        5.1       5.1
                                                      -----     -----     -----      -----     -----
Earnings (loss) before income taxes and cumulative
  effect of change in accounting principle.........    (5.3)    (15.1)     (1.9)      (4.7)      4.8
Income taxes.......................................    (1.8)     (4.6)     (1.0)      (0.6)      0.9
                                                      -----     -----     -----      -----     -----
Earnings (loss) before cumulative effect of change
  in accounting principle..........................    (3.5)    (10.5)     (0.9)      (4.1)      3.9
Cumulative effect of change in accounting
  principle........................................      --      (0.6)       --         --        --
                                                      -----     -----     -----      -----     -----
Net earnings (loss)................................    (3.5)%   (11.1)%    (0.9)%     (4.1)%     3.9%
                                                      =====     =====     =====      =====     =====


- -------------------------
(1) Net sales does not include other revenue.


(2) Lower net sales for the fiscal year ended March 31, 1994 and for the six months ended September 30, 1994 caused percentage rate increases in interest expense, although the actual expense amount declined from comparative prior periods.



SIX MONTHS ENDED SEPTEMBER 30, 1994 COMPARED TO SIX MONTHS ENDED SEPTEMBER 30, 1993



     NET SALES. Net sales decreased $30.4 million, or 23.8%, to $97.1 million for the six months ended September 30, 1994 compared to $127.5 million for the six months ended September 30, 1993. The reduction in sales was primarily the result of lower available canned inventories at the beginning of fiscal 1995 caused by a poor growing season during fiscal 1994 and the elimination of certain low margin or unprofitable products in both the canned and frozen divisions.



     Total canned vegetable sales decreased $19.7 million, or 22.1%, to $69.5 million for the six months ended September 30, 1994 compared to $89.2 million for the six months ended September 30, 1993. The decline in total canned vegetable sales was the result of a $29.2 million reduction in sales volume partially offset by a $9.5 million increase in sales due to improved pricing. Of the net decrease in sales of $19.7 million, $5.9 million was due to a reduction in sales of discontinued canned products and $13.8 million was due to a decrease in sales of continued products due to lower available inventories. Sales of private label canned products declined $13.0 million, or 20.8%, to $49.6 million for the six months ended September 30, 1994, compared to $62.6 million for the six months ended September 30, 1993. The decline in private label canned sales was the result of an approximate $21.7 million reduction in sales volume, partially offset by an approximate $8.7 million increase in sales due to improved pricing. Sales of brand label canned products declined $6.7 million, or 25.3%, to $19.9 million compared to $26.6 million for the six months ended September 30, 1993. Substantially all the decline in brand label sales was due to lower sales volume primarily due to lower available canned inventories.



     Total frozen sales declined $10.7 million, or 27.9%, to $27.6 million for the six months ended September 30, 1994 compared to $38.3 million for the six months ended September 30, 1993. This reduction in sales was due primarily to the elimination of certain low margin or unprofitable frozen products. Sales of discontinued frozen products decreased $8.7 million, or 76.3%, to $2.7 million for the six months ended September 30, 1994 compared to $11.4 million for the six months ended September 30, 1993.

     COST OF PRODUCTS SOLD. Cost of products sold decreased $39.5 million, or 34.8%, to $74.1 million for the six months ended September 30, 1994 from $113.6 million for the six months ended September 30, 1993. The decrease in cost of products sold was due primarily to lower sales volume in both the canned and frozen divisions. Cost of products sold as a percentage of net sales decreased to 76.3% for the six months ended September 30, 1994 compared to 89.1% for the six months ended September 30, 1993. Of this 12.8% decrease, 6.3% was due to non-restructuring-related cost reduction efforts, 4.9% was due to higher selling prices, 1.3% was due to cost reductions from the Company's restructuring efforts, and 0.3% was due to the elimination of certain low margin or unprofitable products.



     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses declined by $4.5 million, or 25.0%, to $13.5 million for the six months ended September 30, 1994 from $18.0 million for the six months ended September 30, 1993. This reduction was primarily the result of lower variable selling expenses associated with lower brand label sales volume. Selling, general and administrative expenses as a percentage of net sales declined to 13.9% for the six months ended September 30, 1994 from 14.1% for the six months ended September 30, 1993 due to lower variable selling expenses.



     INTEREST EXPENSE. Interest expense decreased $1.6 million, or 24.6%, to $4.9 million for the six months ended September 30, 1994 compared to $6.5 million for the six months ended September 30, 1993. This reduction was primarily the result of lower short-term borrowings resulting from lower working capital requirements and the payment of long-term debt from the proceeds of sales of closed plants, partially offset by increases in short-term interest rates and higher financing expenses associated with the June 1993 amendment of the Revolver.



     INCOME TAXES. The effective income tax rate for the six months ended September 30, 1994 was 20% compared to the 12% used for calculating tax credits for the six months ended September 30, 1993. Each of the effective tax rates differ from the statutory rates due to recognition of allowable tax benefits from net operating loss carryforwards.



     NET EARNINGS (LOSS). Net earnings for the six months ended September 30, 1994 were $3.8 million compared to the net loss of $5.3 million for the six months ended September 30, 1993.


FISCAL YEAR ENDED MARCH 31, 1994 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1993

     NET SALES. Net sales in fiscal 1994 decreased $25.3 million, or 9.0%, to $256.1 million from $281.4 million in fiscal 1993. Limited supplies of available canned finished goods inventory caused by a poor growing season was the primary reason for the decline. This volume shortfall was only partially offset by a modest improvement in pricing.


     Total canned vegetable sales decreased $22.7 million, or 11.4%, to $175.7 million in fiscal 1994 from $198.4 million in fiscal 1993. The decline in sales in fiscal 1994 was substantially due to lower available inventory of canned vegetables caused by a poor growing season in fiscal 1994, partially offset by a 3.3% improvement in canned division pricing. In fiscal 1994, sales of discontinued canned vegetables totaled $8.8 million. Sales of private label canned products declined $10.6 million, or 7.7%, to $126.5 million in fiscal 1994 compared to $137.1 million in fiscal 1993. The decline in private label sales was a result of an $18.8 million, or 13.7%, reduction in sales due to lower sales volume, partially offset by an $8.2 million, or 6.0%, increase in sales due to improved pricing experienced in the second half of fiscal 1994. Sales of brand label canned products declined by $12.1 million, or 19.7%, to $49.2 million in fiscal 1994 compared to $61.3 million in fiscal 1993. The decline in brand label sales was a result of an $11.0 million, or 17.9%, reduction in sales due to lower sales volume, and a $1.1 million, or 1.8%, decrease in sales due to lower prices.



     Total frozen sales declined $2.6 million, or 3.1%, to $80.4 million in fiscal 1994 compared to $83.0 million in fiscal 1993. This reduction in frozen sales was primarily the result of a 3.7% decrease in pricing related to elimination of higher priced but marginally unprofitable products and the sale of related inventories. In fiscal 1994, sales of discontinued frozen vegetables totaled $17.8 million.

     OTHER REVENUE. Other revenue of $4.7 million in fiscal 1994 included revenues of $4.1 million resulting from insurance claim proceeds related to reconstruction costs at the Company's fire damaged Hoopeston, Illinois facility. See Note K of Notes to Consolidated Financial Statements.

     COST OF PRODUCTS SOLD. Cost of products sold decreased $33.6 million, or 13.4%, to $216.4 million in fiscal 1994 from $250.0 million in fiscal 1993. The decrease in cost of products sold was due primarily to lower sales volume. Cost of products sold as a percentage of net sales declined to 84.5% in fiscal 1994 compared to 88.8% in fiscal 1993. This decline resulted primarily from the elimination of low margin product lines. Average variable manufacturing costs remained relatively flat in fiscal 1994 compared to fiscal 1993 despite adverse weather-related production conditions.


     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Total selling, general and administrative expenses decreased $7.7 million, or 18.3%, to $34.4 million, excluding a charge of $2.1 million relating to the settlement of a product liability claim in fiscal 1994, from $42.1 million in fiscal 1993. This decrease was in part due to a $4.1 million decrease in sales promotions related primarily to lower canned brand label sales in fiscal 1994. Other administrative expenses decreased $3.6 million in fiscal 1994 due to cost reduction and other expense control programs instituted by the Company. Selling, general and administrative expenses as a percentage of net sales declined to 14.2% in fiscal 1994 compared to 15.0% in fiscal 1993 primarily due to restructuring initiatives which lowered fixed general and administrative expenses. The product liability claim in fiscal 1994 relates to an acquired business and predates the Company's acquisition of such business. Had the $2.1 million product liability charge not occurred, selling, general and administrative expenses as a percentage of net sales in fiscal 1994 would have been 13.4% rather than 14.2%.


     INTEREST EXPENSE. Interest expense totalled $12.7 million in fiscal 1994 and $12.7 million in fiscal 1993. Interest expense remained flat in fiscal 1994 despite a reduction in average short-term debt because of an increase in short-term interest rates and higher financing expenses resulting from a June 1993 amendment to the Revolver.


     INCOME TAXES. The effective income tax rates for calculating tax credits were 53.3% for fiscal 1994 and 30.6% for fiscal 1993. The effective tax rate differs from the statutory rates due to recognition of allowable tax benefits from net operating loss carrybacks and adjustment to prior year accruals relating primarily to tax refunds received in excess of amounts accrued in the prior fiscal year. See Note G of Notes to Consolidated Financial Statements.


     NET EARNINGS (LOSS). The net loss for fiscal 1994 was $2.2 million compared to a net loss of $31.1 million in fiscal 1993. The fiscal 1993 loss included a non-recurring restructuring charge of $14.7 million ($21.1 million pre-tax) and the cumulative effect of adoption of SFAS No. 106 on postretirement benefits of $1.7 million ($2.5 million pre-tax).

FISCAL YEAR ENDED MARCH 31, 1993 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1992

     NET SALES. Net sales increased $1.0 million, or 0.4%, to $281.4 million in fiscal 1993 from $280.4 million in fiscal 1992. The Company experienced an increase in sales volume of $17.5 million, or 6.2%, in fiscal 1993 primarily in the private label canned and frozen businesses. These volume increases were partially offset by a decline in sales of $16.5 million, or 5.9%, due to a decline in prices.


     Total canned vegetable sales decreased $12.0 million, or 5.7%, to $198.4 million in fiscal 1993 compared to $210.4 million in fiscal 1992. Lower prices caused a decline in sales of $16.1 million, or 7.7%, in fiscal 1993 compared to fiscal 1992, partially offset by volume increases accounting for $4.1 million or a 1.9% increase in sales. Excess production of canned vegetables in fiscal 1993 combined with a large fiscal 1992 carryover inventory created downward pressure on the Company's pricing of all canned vegetable products. Per unit pricing also was adversely affected by a lower proportion of brand label sales to total canned sales.



     Sales of private label canned products increased $3.2 million, or 2.4%, to $137.1 million in fiscal 1993 compared to $133.9 million in fiscal 1992, reflecting an increased emphasis on private label business. The increase in private label sales included an $8.0 million or 6.0% increase in sales due to higher volume, offset by a $4.8 million or 3.6% decrease in sales due to lower pricing. Sales of brand label canned products declined by $15.2 million, or 19.9%, to $61.3 million in fiscal 1993 compared to $76.5 million in fiscal 1992. The decline in brand label sales was a result of a $7.2 million or 9.4% reduction in sales due to lower volume and an $8.0 million or 10.5% decrease in sales due to lower prices.

     Total frozen sales increased $13.0 million, or 18.6%, to $83.0 million in fiscal 1993 compared to $70.0 million in fiscal 1992 as a result of the emphasis on increased sales volume and higher unit priced repackaged goods. This increase in frozen sales included $10.5 million, or 15.1%, due to volume increases and $2.5 million, or 3.5%, due to price increases. The price increase for frozen products was due primarily to an increase in sales of higher unit-priced repackaged products in relation to total frozen sales.


     OTHER REVENUE. Other revenue of $2.1 million in fiscal 1993 included revenue of $1.6 million resulting from insurance claim proceeds for business interruption due to a fire at the Company's Hoopeston, Illinois facility. That revenue represented recovery of lost profit margin due to a shortage of finished goods normally produced at that plant and recovery of costs incurred as a result of the fire. Other revenue of $676,000 in fiscal 1992 primarily consisted of a gain on the disposal of an investment and a gain on sale of assets, partially offset by a write-down of obsolete equipment.

     COST OF PRODUCTS SOLD. Cost of products sold increased $11.2 million, or 4.7%, to $250.0 million in fiscal 1993 from $238.8 million in fiscal 1992, primarily due to an increase of 15.1% in frozen product sales volume. Cost of products sold as a percentage of net sales was 88.8% in fiscal 1993 and 85.2% in fiscal 1992. The increase in cost of products sold as a percentage of net sales in fiscal 1993 as compared to fiscal 1992 was due primarily to lower selling prices and an increase in frozen product sales, which carry a lower margin, as a percentage of total net sales.


     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Total selling, general and administrative expenses decreased $6.4 million, or 13.2%, to $42.1 million in fiscal 1993 from $48.5 million in fiscal 1992. This decrease was primarily due to a $4.3 million decrease in variable selling expenses related to lower brand label canned sales in fiscal 1993. Administrative expenses were reduced $2.1 million due to cost reduction initiatives implemented during fiscal 1993. Selling, general and administrative expenses as a percentage of net sales decreased to 15.0% in fiscal 1993 from 17.3% in fiscal 1992, due primarily to reduced canned sales promotion expenses and lower fixed general and administrative expenses resulting primarily from the restructuring initiatives.


     NONRECURRING CHARGE. In fiscal 1993, the Company recorded a one-time, non-cash charge of $14.7 million ($21.1 million pre-tax) relating to the write-down of eight plants to be sold, closed or downsized and the costs associated with disposing of them.

     INTEREST EXPENSE. Interest expense increased $4.1 million, or 47.7%, to $12.7 million in fiscal 1993 from $8.6 million in fiscal 1992. The increase in interest expense in fiscal 1993 was the result of higher interest rates and higher borrowing levels. In fiscal 1993, the Revolver carried interest rates which were higher than a bank's reference rate. In fiscal 1992, the Company was able to borrow at or below a bank's reference rate via revolving debt and commercial paper. Average total borrowings were higher in fiscal 1993 due to higher inventory levels and reduced profitability.

     INCOME TAXES. The effective tax rates for calculating tax credits were 30.6% for fiscal 1993 and 33.2% for fiscal 1992. The lower effective tax rate in fiscal 1993 reflected a reduction in the amount of tax benefit that was recognized because the alternative minimum tax limited the amount of currently refundable taxes available from net operating loss carrybacks.

     NET EARNINGS (LOSS). The net loss for fiscal 1993 was $31.1 million, compared to a net loss of $9.9 million in fiscal 1992. The fiscal 1993 loss included a non-recurring restructuring charge of $14.7 million ($21.1 million pre-tax) and the cumulative effect of adoption of SFAS No. 106 on postretirement benefits of $1.7 million ($2.5 million pre-tax).

SELECTED QUARTERLY OPERATING RESULTS


     The following table sets forth certain unaudited quarterly results of operations for fiscal 1993 and 1994 and for the first two quarters of fiscal 1995. In management's opinion, this unaudited consolidated condensed information has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus. The operating results for any previous quarter are not necessarily indicative of results for any future period.



                                                                                                                          QUARTER
                                  QUARTER ENDED                                        QUARTER ENDED                       ENDED
                 ------------------------------------------------   ---------------------------------------------------   --------
                 JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                   1992        1992           1992       1993(1)      1993         1993            1993         1994      1994(2)
                 --------  -------------  ------------  ---------   --------   -------------   ------------   ---------   --------
                                                                  (IN THOUSANDS)
Net sales(3).... $ 59,188     $62,798       $ 78,910    $ 80,486    $ 56,357      $71,148        $ 71,983      $56,657    $ 38,818
Gross
  profit(4).....    9,128       8,833         12,494         945       5,205        8,708          12,166       13,674       8,575
Net earnings
  (loss)........   (3,959)     (2,370)          (707)    (24,091)     (5,385)         118             226        2,826         407


                  QUARTER ENDED
                  SEPTEMBER 30,
                     1994(2)
                  -------------

Net sales(3)....     $58,313
Gross
  profit(4).....      14,408
Net earnings
  (loss)........       3,351


- -------------------------

(1) During the fourth quarter of 1993, the Company recorded a one-time, noncash charge of $14.7 million ($21.1 million pre-tax), which related to the write-down of eight plants to be sold, closed or downsized and the costs associated with disposing of them. See "Stokely Restructuring Program."


(2) For interim reporting purposes, certain expenses are based on estimates rather than expenses actually incurred.

(3) Net sales does not include other revenue.

(4) Gross profit is defined as net sales less cost of products sold.

     The Company's operations are seasonally affected by the growing cycle of the vegetables it processes. Most of the Company's production occurs during the second quarter of each fiscal year (due to the timing of crop production and climate conditions) and a majority of sales occurs during the third and fourth quarter of each fiscal year (due to seasonal consumption patterns for its products). Accordingly, inventory levels are highest during the second and third quarters, and accounts receivable levels are highest during the fourth quarter. Net sales generated during the third and fourth quarter of each fiscal year have a significant impact on the Company's results of operations. However, the Company's quarterly operating results for fiscal 1993 and 1994 shown above do not fully reflect this seasonality, due primarily to the impact of the Company's restructuring program as well as the effects of industry market conditions (in terms of price and supply).


     The Company's cost and expense reduction programs began to have a greater impact as fiscal 1994 progressed. The sale or closing of various plants identified in the restructuring plan reduced fixed manufacturing expenses while staff reductions affecting most other areas of the Company reduced general and administrative expenses. The increasing impact of cost reduction programs and the upward trend in selling prices is evident in the improvement in the Company's gross margin (sales less cost of products sold) by quarter. Gross margin increased from 9.2% in the first quarter of fiscal 1994 to 12.2% in the second, 16.9% in the third and 24.1% in the fourth and gross margin was 22.1% in the first quarter of fiscal 1995 and 24.7% in the second.

LIQUIDITY AND CAPITAL RESOURCES

  GENERAL


     Due to the seasonal production nature of the canned and frozen vegetable processing business, the Company must maintain substantial inventories of processed vegetables throughout the year. The working capital requirements associated with producing and maintaining such inventories are financed primarily through short-term borrowings and deferred payment terms with major raw product and container suppliers. The Company's Revolver provides for borrowings up to $100.0 million as revolving credit loans. The Revolver matures on May 31, 1995. The Company believes that the Revolver is adequate to meet the Company's seasonal borrowing needs. Borrowings under the Revolver were $52.9 million at September 30, 1994 and are projected to peak at less than $60.0 million during fiscal 1995. The maximum amount borrowed in fiscal 1994 was $68.9 million under the Revolver compared to $97.5 million in fiscal 1993 under the Revolver and $88.0 million in fiscal 1992 under various short-term credit facilities. The decrease of $28.6 million in maximum borrowings from fiscal 1993 to fiscal 1994 was due primarily to the Company's restructuring initiatives resulting in lower inventory levels and operating costs.


     From fiscal 1988 to fiscal 1992, the Company funded its acquisitions and capital expenditures primarily through debt. In addition, during fiscal 1991 and 1992, high production levels led to inventory accumulation which also was primarily funded through short-term borrowings. As part of the restructuring plan, the Company reduced its outstanding debt by $29.5 million, from $131.8 million at March 31, 1992 to $102.3 million at March 31, 1994, and intends to further reduce its outstanding debt with the proceeds from this Offering. For fiscal 1991 and 1992, the Company's average interest rates paid on its short-term credit facilities were 8.8% and 5.8%, respectively, and the Company was able to utilize short-term commercial paper borrowings to fund a portion of its working capital needs. However, during fiscal 1993, the expanded working capital requirements and the Company's inability to obtain commercial paper financing caused the Company to enter into the Revolver, which bears interest at 2.25% over a specified bank's reference rate on the first $40.0 million and 1.25% over a specified bank's reference rate on borrowings in excess of $40.0 million. As a result, for fiscal 1993 and 1994, the Company's average interest rate on short-term debt (including commercial paper in fiscal 1993 and a portion of the Revolver) was 7.3% and 8.4%, respectively. The Company has received proposals from various lenders to provide funds under a New Credit Agreement, which it intends to enter into in fiscal 1995. Due to the decreased working capital needs of the Company at the present time, the Company anticipates that the New Credit Agreement will provide a smaller working capital facility, and also will have a lower interest rate and less restrictive financial and operating covenants than the existing Revolver.


     In addition to the Revolver, the Company has various long-term debt obligations, which aggregated $79.9 million at September 30, 1994, excluding current maturities of $2.5 million. Included in the long-term debt obligations at September 30, 1994 were two senior notes totaling $35.9 million, various Industrial Development Revenue Bonds totaling $27.0 million, and $17.0 million of revolving credit notes classified as long-term. The two senior notes had long-term principal amounts of $21.0 million and $14.9 million at September 30, 1994, respectively, bear interest at fixed rates of 9.37% and 9.74%, respectively, and mature in the years 2000 and 2001, respectively. At September 30, 1994, the majority of the Industrial Development Revenue Bonds were fixed rate bonds with aggregate long-term principal amounts of $24.2 million, excluding current maturities. These fixed rate bonds have scheduled maturities through the year 2005 and bear interest at fixed interest rates ranging from 7.38% to 8.88%. The remainder of the Industrial Development Revenue Bonds consist of variable rate bonds which totaled $2.8 million at September 30, 1994, exclusive of current maturities, have scheduled maturities through the year 2011 and bear interest at rates which ranged from 3.88% to 6.82% at September 30, 1994. The $17.0 million principal amount long-term notes payable at September 30, 1994 consist of that portion of the Revolver which is not expected to be repaid currently. See Note F of Notes to Consolidated Financial Statements.



     During fiscal 1993, certain long-term Industrial Development Revenue Bond issues were classified as current liabilities because the Company was in technical default of certain financial ratio covenants. During fiscal 1994, financial covenants in all affected issues, except a $1.4 million Paulding, Ohio bond, were amended by the bondholders, such that the Company was again in compliance. Accordingly, the amended bonds were again classified as long-term debt at March 31, 1994. The Paulding, Ohio facility was sold in fiscal 1994 and the proceeds were used to repay the bonds in July 1994. At September 30, 1994, the Company was in compliance with all material debt and financial ratio covenants set forth in all of its debt agreements.

  CASH FLOWS FROM OPERATING ACTIVITIES


     Cash used in operations during the six months ended September 30, 1994 totaled $13.5 million. Of the total cash used, changes in operating assets and liabilities used cash of $22.2 million primarily due to an increase in inventory of $74.7 million and an increase in accounts receivable of $4.5 million, partially offset by an increase of $52.8 million in accounts payable.


     During fiscal 1994, the Company realized significant improvements in cash flow from operating activities and applied such cash flow primarily to reduce short-term debt and accounts payable. Net cash provided by operations improved $36.7 million to $38.1 million in fiscal 1994 from $1.4 million in fiscal 1993. The increase in cash provided by operations is partially attributable to reduced net losses (net of a nonrecurring restructuring charge in fiscal 1993) in fiscal 1994 compared to fiscal 1993. Additionally, cash provided by changes in operating assets and liabilities increased $23.3 million primarily from the benefits of inventory and accounts receivable reductions of $45.3 million and $21.0 million, respectively, offset in part by a reduction in accounts payable of $25.3 million. The Company's aggressive inventory reduction programs in the first quarter of fiscal 1994, combined with the elimination of certain product lines and the adverse growing and harvesting conditions during fiscal 1994, were the primary reasons for the Company's reduced inventories.

  CASH FLOWS FROM INVESTING ACTIVITIES


     Net cash provided by (used in) investing activities during the six months ended September 30, 1994 and during fiscal 1994, 1993 and 1992 were ($4.1 million), $3.8 million, ($7.3 million) and ($33.5 million), respectively. Purchase of property, plant and equipment was $4.3 million, $5.2 million, $12.9 million and $21.7 million during the six months ended September 30, 1994, and during fiscal 1994, 1993 and 1992, respectively.



     Capital expenditures during the six months ended September 30, 1994 were primarily related to the capacity consolidation at the Waunakee, Wisconsin facility and investment in product quality control equipment at several processing plants. Capital expenditures in fiscal 1994 were focused on improved plant efficiency and ongoing compliance with environmental regulations. Expenditures in fiscal 1994 included capacity consolidation and operation efficiency projects at the Pickett, Wisconsin, and Waunakee, Wisconsin, facilities, and improvements to a wastewater disposal system in Walla Walla, Washington. These capital expenditures were financed through cash flow from operations. There were also capital expenditures to complete the reconstruction of the Company's Hoopeston, Illinois, facility damaged by fire in fiscal 1993, which were financed with insurance proceeds.


     In fiscal 1994, the Company generated $9.1 million in additional cash flow from the sale of four processing facilities and other miscellaneous assets as part of the Company's restructuring program. Proceeds from the plant sales were used primarily to pay down long-term debt.

     Capital expenditures for fiscal 1993 and 1994 were below the amount of depreciation. In these years, the Company intentionally limited its level of capital expenditures to short-term pay back and necessary quality and environmental projects, but plans to increase capital expenditures to the level of annual depreciation in future years. Capital expenditures budgeted for fiscal 1995 total $4.0 million, primarily for product quality improvements and the initial phase of a new management information system.


     Capital expenditures in fiscal 1993 included expansion of corn capacity at the Wells, Minnesota, facility, installation of wastewater disposal systems at the Paulding, Ohio, and Scottville, Michigan, facilities and completion of the corporate offices in Oconomowoc, Wisconsin. The capital expenditures were financed through short-term debt. Capital expenditures also were made to begin rebuilding the Company's Hoopeston, Illinois, facility that was damaged by fire. These expenditures were financed by insurance proceeds. In fiscal 1992, the Company acquired the assets of Americana Packing and Distribution of McAllen, Texas, a frozen vegetable processing company, for $9.3 million.

  CASH FLOWS FROM FINANCING ACTIVITIES


     During the six months ended September 30, 1994, the Company increased its borrowings under the Revolver by $17.9 million to $52.9 million. This increase was due primarily to the use of cash to fund expected seasonal increases in inventory levels.



     At March 31, 1994, the Company had $35.0 million of borrowings under the Revolver, of which $17.0 million was classified as long-term and $18.0 million was classified as short-term. At March 31, 1993, the Company had $66.3 million of borrowings under the Revolver, of which $35.0 million was classified as long-term and $31.3 million was classified as short-term. During fiscal 1994, the Company decreased its borrowings under the Revolver by $31.3 million through planned cash flow improvements from the reduction in accounts receivable and inventories.


     In fiscal 1992, the Company issued new long-term debt consisting of a $20.0 million private placement and a $3.0 million Industrial Development Revenue Bond. In fiscal 1992, $20.0 million of commercial paper borrowings were classified as long-term debt.

IMPACT OF INFLATION

     Current financial statements are prepared in accordance with generally accepted accounting principles and report operating results in terms of historical costs. They provide a reasonable, objective, quantifiable statement of financial results but do not evaluate the impact of inflation. Competitive conditions permitting, the Company modifies its selling prices to recognize cost changes as incurred. Management believes the impact of inflation does not distort the Company's financial statements since prices are determined by supply and demand.

                                    BUSINESS

GENERAL


     Stokely USA, Inc. is a leading domestic producer of canned and frozen vegetables. The Company processes, markets and sells a broad range of vegetables under customer private labels and under the Stokely's Finest(R) label, Stokely's Gold(TM) label and other brand labels through the retail, foodservice and industrial channels of distribution. The Company believes it is the largest processor of private label canned vegetables in the United States, selling to most major supermarket chains, including Winn Dixie, Kroger, A&P, Aldi and Safeway, and to major food wholesalers, including Super Valu and Fleming Companies, Inc. The Company is also a leading United States exporter of canned vegetables to Europe and Asia. The Company believes the breadth and mix of its product lines, including both basic and specialty vegetables, enhance its competitive position by allowing it to market its products to many different distribution channels and consumer markets.


THE VEGETABLE PROCESSING INDUSTRY

     The processed canned and frozen vegetable industry in the United States currently accounts for an estimated $5.1 billion in sales per year and is estimated to be growing at a rate of 1.8% per year. In addition, an estimated 98% of households in the United States purchased canned vegetables in 1989. The canned vegetable market, the Company's primary market, represented an estimated $3.0 billion in annual sales in 1993. Of the canned vegetable market, the private label channel of distribution accounts for approximately 35% of the canned vegetable industry's total retail sales, and is currently experiencing market share growth.

     The vegetable processing industry is characterized by several large producers, but also includes a number of smaller independently owned producers. In general, the canned and frozen processed vegetable industry is mature and capital intensive, and, as such, there have been few entrants into the market in recent years. Over the past ten years, the Company believes the industry has been characterized by plant reduction and consolidation.

     The pricing structure in the canned and frozen vegetable processing industry is dependent upon the supply of agricultural products and is subject to the variable nature of agricultural production. Selling prices of canned and frozen products are a direct result of industry product supply, which correlate to plantings, growing conditions and inventories. A year of high supply generally results from two critical factors. First, inventory carryover levels provide processors with an indication of which markets might be short on product and, therefore, might hold the best promise for favorable price trends. Declining carryovers typically encourage processors to expand acreage devoted to a particular crop in anticipation of higher prices. Second, weather impacts total production through its influence on yield per acre. Favorable growing conditions typically boost yield per acre and, therefore, total production. Unfavorable growing conditions have the opposite effect. Weather impacts not only crop size, but also crop quality.


     Increased plantings and improved growing conditions caused over-supply in the vegetable market during fiscal 1992 and 1993, forcing industry prices and margins downward. During the latter part of fiscal 1993 and continuing into fiscal 1994, market prices improved due to reduced plantings, unfavorable growing conditions and the consequential effects on supply and pricing. These favorable market price conditions continued during the first quarter of fiscal 1995, but industry prices declined during the second quarter of fiscal 1995 due to increased plantings and improved growing conditions.

BUSINESS STRATEGY

     In fiscal 1993, the Company began to implement a new business strategy designed to enhance its leadership position in certain markets and products and to facilitate the Company's ability to achieve a higher level and consistency of earnings over time. The key elements of the strategy are as follows:


     - FOCUS ON CORE PRODUCT LINES. The Company has narrowed its product focus to product lines in which it has significant market share -- corn, green beans, peas and root crops -- and eliminated several unprofitable non-core lines, including the canned tomato and fruit product lines and southern frozen vegetables. This focus has allowed the Company to significantly reduce its fixed manufacturing and administrative expenses and its variable costs per unit in an industry generally characterized by a high ratio of variable to fixed costs. Fixed manufacturing expenses for the canned portion of the business were reduced 24.7% for fiscal 1994 compared to fiscal 1992. During the same period, fixed selling, general and administrative expenses were reduced 37.5%.


     - EMPHASIZE THE PRIVATE LABEL CHANNEL OF DISTRIBUTION. Since fiscal 1992, the Company has placed significant emphasis on its presence in the private label channel of distribution. Private label has been the Company's primary distribution channel since it was established in 1920, and the Company currently holds a leading market share in this channel. Customers include major national supermarket chains such as Winn Dixie, Kroger, A&P, Aldi and Safeway. In addition, the Company does not believe the three largest industry suppliers currently are emphasizing the private label channel of distribution. The Company's operating margins in private label are generally higher than the margins realized in its brand products business because of lower selling and support expenses. Other advantages of increasing its share position in the private label market in addition to sales growth include greater operating efficiency, supplier leverage, channel influence and cross-selling opportunities.

     The Company believes that opportunities exist to achieve share growth in this channel on an internal basis and through selective mergers or acquisitions. The Company's competitive advantages in this channel include: (1) the Company's 74 years of experience as a private label processor/marketer has enabled the Company to develop substantial expertise in agriculture operations, plant operations, distribution, marketing, sales and customer service; (2) the Company is the largest producer of corn, the leading category item, for the private label channel of distribution which the Company believes gives it supplier leverage and channel influence; (3) the Company is a large producer of root and specialty crops, relatively stable margin items for the Company which are demanded by the private label channel of distribution and are not produced on a full-line basis by many of Stokely's competitors; (4) the Company can leverage its brand marketing expertise and private label market share to participate in the emerging upscale private label market; (5) the Company has the ability to combine brand and private label shipments to a single destination, thereby reducing costs for its customers; and (6) the Company believes it has a recognized level of service responsiveness and innovation.

     - MAINTAIN THE COMPANY'S BRAND MARKET SHARE WHILE PURSUING CHANGES IN PRODUCT MIX. The Stokely's Finest(R) brand is one of the major brands in its primary brand geographic area of distribution, the southeastern United States. The Company has maintained its brand position while rationalizing its product line, including a 25% reduction in the number of SKUs over the last two years.


     The Company believes that opportunities exist to enhance consumer recognition of its brand names and to selectively expand its brand product lines by developing new brand specialty products. For example, the Company has introduced a line of value-added specialty products sold under the Stokely's Gold(TM) label which utilizes specialty varieties and upscale packaging. The Company believes these products have not only provided the Company with a competitive advantage, but also have improved profit margins in Stokely's brand business. Sales volume of the Stokely's Gold(TM) label product line has doubled from fiscal 1992 to fiscal 1994, and the Company sees additional growth potential for this line. In fiscal 1994, the Stokely's Gold(TM) label products consisted of 14 different products, and accounted for 7% of the Company's brand sales. Because of their uniqueness, sales of these products do not overly cannibalize the Stokely's Finest(R) brand.

     - PURSUE GROWTH OPPORTUNITIES IN FOREIGN MARKETS. Exports of processed vegetables represent a growing channel of distribution in the processed vegetable industry. For the past five years, the volume of total canned corn exported by U.S. processors, the major component of U.S. exported processed vegetables, has grown at a compound annual rate of 15%. The Company believes that its strengths as a leading U.S. canned corn producer and a major exporter create opportunities for the Company to expand its export sales. The Company has achieved a significant market share in exports to Germany and Scandinavia and intends to increase its emphasis on expanding export sales to Eastern Europe, Asia, Canada and Mexico. The Company's marketing approach to the export markets varies from its North American competition. The Company prefers to establish direct selling relationships with customers rather than the conventional practice of dealing through export traders and brokers, and thereby attempt to reduce its variable selling expenses.

     - IMPROVE EFFECTIVENESS AND EFFICIENCY OF FROZEN VEGETABLE BUSINESS. In order to increase its profit margins in the frozen vegetable business, the Company has downsized its frozen vegetable operations following a period of rapid expansion and redirected its sales to industrial customers. The Company generally has been able to generate higher margins on its industrial sales due to decreased packaging and promotional expenses associated with sales of frozen products in bulk. The Company plans to continue to increase its presence in this channel through the addition of new customers, and to increase its leading position in certain higher margin specialty products, while remaining one of the major players in frozen corn production, the leading category item in the frozen vegetable market.

PRODUCTS

  GENERAL

     The Company cans, freezes and sells a variety of vegetables. Its principal products are corn, green beans, peas and root crops, including carrots, beets, mixed vegetables and potatoes. Other products processed and marketed by the Company include sauerkraut, processed dry beans and pumpkin, supplemented by purchased items such as asparagus, which is packed for Stokely by others under contractual co-pack arrangements. The following table shows, for each of the last three fiscal years, the amount and percentage of net sales for each of the Company's principal raw product groups.

                                                             FISCAL YEAR ENDED MARCH 31,
                                          -----------------------------------------------------------------
                                                 1992                   1993                   1994
                                          -------------------    -------------------    -------------------
                                            NET                    NET                    NET
                                           SALES      PERCENT     SALES      PERCENT     SALES      PERCENT
                                          --------    -------    --------    -------    --------    -------
                                                               (DOLLARS IN THOUSANDS)
CANNED VEGETABLES:
  Corn.................................   $ 70,200      25.0%    $ 78,400      27.8%    $ 67,400      26.3%
  Green beans..........................     40,200      14.4       35,800      12.7       41,500      16.2
  Peas.................................     23,000       8.2       23,100       8.2       20,100       7.9
  Root crops...........................     15,200       5.4       13,900       5.0       14,700       5.7
  Other................................     61,800      22.0       47,200      16.8       32,000      12.5
                                          --------    -------    --------    -------    --------    -------
     Total canned vegetables...........    210,400      75.0      198,400      70.5      175,700      68.6
                                          --------    -------    --------    -------    --------    -------
FROZEN VEGETABLES:
  Corn.................................     18,000       6.4       19,600       7.0       24,700       9.7
  Peas.................................     19,000       6.8        8,100       2.9       13,400       5.2
  Other................................     33,000      11.8       55,300      19.6       42,300      16.5
                                          --------    -------    --------    -------    --------    -------
     Total frozen vegetables...........     70,000      25.0       83,000      29.5       80,400      31.4
                                          --------    -------    --------    -------    --------    -------
       Total canned and frozen
          vegetables...................   $280,400     100.0%    $281,400     100.0%    $256,100     100.0%
                                          ========     =====     ========     =====     ========     =====

  CANNED VEGETABLES

     The Company produces ten different canned vegetable products, each in numerous varieties, styles and quality grades, and utilizes seven different can sizes and three different glass jar sizes. Each vegetable product is produced and sold in three to seven quality grades, which are mainly defined by maturity of the raw product. The highest grades typically are used for premium private label products and Stokely's Gold(TM) brand label products. The lower grades typically are used by customers who emphasize price value. The Company uses a white-lined can for most of its brand products, which the Company believes favorably impacts quality perceptions among consumers.

     By supplying all major can sizes in all major Midwest-type vegetables in a variety of styles, mixtures and features, as well as supplying certain other vegetables purchased for resale as accommodation items, the Company is a "full-line" or "turn" supplier to its customers. "Turn" business refers to supplying a broad line of products to a retailer on a regular basis principally in single shipments, to support that retailer's everyday needs. "Turn" business typically is sold at higher prices than "promotion" business, which usually consists of a large quantity of various items.

     The Company's product development efforts are designed to respond to customer needs and emerging markets and to create more demand for its vegetable products by focusing on new varieties, styles and mixtures. The Company produces to order for certain customers based on their product specification demands. In addition, in recent years, the Company has developed and now offers no-salt versions of many of its vegetable products. The Company also has introduced new mixtures and varieties.


     Corn. Corn is the Company's leading product, as measured by both sales dollars and volume. Based on industry data, in 1993, the Company was one of the largest producers of canned corn products in the United States, producing approximately 13% of all canned corn sold by United States processors. The Company's canned corn consists of various varieties (super sweet, Gold'n White, Shoepeg White Corn and traditional) and styles (whole kernel, cream style, mixtures and no-salt versions). During fiscal 1994, approximately 61% of the Company's canned corn was sold to the private label industry, 22% was sold under the Company's brand label, with an emphasis on special varieties for the Stokely's Gold(TM) label, and 17% was sold to the foodservice industry. Recent canned corn product introductions include Stokely's Gold Fiesta Corn(TM), Stokely's Gold'n White Corn and Stokely's Crisp'n Sweet Corn(TM). The Company's corn for canned products is grown primarily in Wisconsin, Minnesota, Illinois and Iowa.



     Green Beans. Green beans are the Company's second highest volume product. Based on industry data, in 1993, the Company was one of the larger producers of canned green bean products in the United States, producing approximately 10% of all canned green beans sold by United States processors. The Company's canned green beans consist of various varieties (Italian flat pod beans and European slender whole green beans) and styles (cut, french style and whole). During fiscal 1994, approximately 42% of the Company's canned green beans were sold to the private label industry, 30% were sold to the foodservice industry and 28% were sold under the Company's brand labels. Recent canned green bean product introductions include Stokely's Gold European Whole Green Beans and Stokely's Gold Italian Flat Green Beans. The Company's green beans are grown primarily in Wisconsin and Michigan.



     Peas. Based on industry data, in 1993, the Company was one of the larger producers of canned peas in the United States, producing approximately 15% of all canned peas sold by United States processors. The Company's canned peas consist of various varieties (early maturing, small berry, large berry and various mixtures) and styles, including no-salt versions. During fiscal 1994, approximately 65% of the Company's canned peas were sold to the private label industry, 20% were sold under the Company's brand labels and 15% were sold to the foodservice industry. Recent canned pea product introductions include varieties such as Stokely's Gold Tiny Party Peas & Petite & Sweet Baby Carrots. The Company's peas are grown primarily in Wisconsin and Minnesota.

     Root Crop Vegetables. The Company's root crop vegetables consist of carrots, beets, mixed vegetables and potatoes, all of which are grown primarily in Wisconsin. The Company occasionally will source root crop vegetables from various Southern states, to assure the Company has a continuous supply. Based on industry data, in 1993, the Company sold approximately 10% of all canned root crop vegetables sold by United States processors. The Company's root crop vegetable products consist of various varieties (based on count and mix) and styles (whole, sliced, crinkled slices and waffle slices). During fiscal 1994, approximately 47% of the Company's canned root crop vegetables were sold to the private label industry, 31% were sold to the foodservice industry and 22% were sold under the Company's brand labels. Recent canned root crop vegetable product introductions include Petite & Sweet Baby Carrots.



     Other Vegetables. The Company also cans and sells various other vegetables, including pumpkin, processed dry beans (pinto, kidney, pork'n beans and garbanzo beans) and sauerkraut. During fiscal 1994, approximately 60% of the Company's other vegetables were sold to the foodservice industry, 31% were sold to the private label industry and 9% were sold under the Company's brand labels. The Company has a major share of private label pumpkin sales in both retail and foodservice markets. The Company's sauerkraut business utilizes brands, private label retail and foodservice to create an efficient manufacturing base. In addition to the Stokely's Finest(R) brand, its Meeter's Sauerkraut(R) has a strong presence in various markets. The Stokely's Finest(R) brand was the first to introduce Bavarian Sauerkraut(R), now a major category item. In fiscal 1992, Stokely's Finest Sweet & Sour Kraut(R) was introduced in regional markets. Processed dry beans, such as canned kidney beans, pork'n beans, pinto beans and garbanzo beans, are processed year-round, and have a consumption pattern counter-seasonal to traditional Midwest items.


  FROZEN VEGETABLES


     Most of the Company's frozen vegetable products are sold through the industrial channel of distribution in bulk quantities. The Company also sells a small amount of its frozen vegetable products to the private label industry, the foodservice industry and as exports. Because of the Company's emphasis on the industrial channel of distribution for its frozen vegetable products, new product development is not actively pursued.



     Each frozen vegetable is produced, frozen and sold in three to eight quality grades, which are mainly defined by maturity of the raw product. The frozen vegetable products sold through the industrial channel of distribution are sold primarily in bulk size quantities, while sales to the private label, foodservice and export markets are packaged in bulk and in individual boxes and bags. The Company's vegetables for its frozen products are grown primarily in Washington.



     Corn. The Company's frozen corn consists of various varieties (super sweet, jubilee and white) and styles (cob corn, cut corn and blends). During fiscal 1994, approximately 74% of the Company's frozen corn was sold through the industrial channel of distribution, 16% was sold to the private label industry and 10% was sold to the foodservice industry.



     Peas. The Company's frozen peas consist of various varieties (regular size and petite) and styles. During fiscal 1994, approximately 79% of the Company's frozen peas were sold through the industrial channel of distribution, 13% were sold to the private label industry and 8% were sold to the foodservice industry.



     Other Vegetables. The Company also freezes and sells various other vegetables, including sugar snap peas, carrots, pearl onions and lima beans. The Company is a leading United States producer of frozen sugar snap peas. These other vegetables are sold in different varieties and styles. During fiscal 1994, approximately 67% of the Company's sales of other frozen vegetables were sold through the industrial channel of distribution, 18% were sold to the private label industry and 15% were sold to the foodservice industry.

CUSTOMERS, MARKETING AND SALES

  GENERAL


     The Company markets and sells its canned and frozen vegetable products under private labels and its brand labels for home use, and also to the foodservice industry, including restaurants, fast food chains, hospitals, schools and the military, and to industrial accounts. The Company is a leading processor of private label canned vegetables in the United States, and sells to many major supermarket chains and other food distributors who market the products under their own label. The Company also processes and markets its vegetable products under the Stokely's Finest(R), Stokely's Gold(TM) and other brand labels to grocery wholesalers and grocery chain stores. The Company's foodservice sales involve sales, generally in large containers, directly to or through foodservice distributors, to purchasers of food products such as the United States government, fast food chains, restaurants and hospitals. The Company also sells its vegetable products to industrial customers who either blend, repack or use the Company's vegetable products as an ingredient.



     The following table shows the net sales and percentage of total net sales contributed by the Company's brand label, private label, foodservice and frozen sales accounts for each of the last three fiscal years.



                                                           FISCAL YEAR ENDED MARCH 31,
                                         ---------------------------------------------------------------
                                                1992                  1993                  1994
                                         ------------------    ------------------    -------------------
                                           NET                   NET                   NET
                                          SALES     PERCENT     SALES     PERCENT     SALES      PERCENT
                                         --------   -------    --------   -------    --------    -------
                                                             (DOLLARS IN THOUSANDS)
Private label(1)......................   $ 91,700     32.7%    $ 89,400     31.8%    $ 82,700      32.3%
Brand label(2)........................     76,500     27.3       61,100     21.7       49,100      19.2
Foodservice(3)........................     42,200     15.0       47,900     17.0       43,900      17.1
Frozen (industrial and other)(4)......     70,000     25.0       83,000     29.5       80,400      31.4
                                         --------   -------    --------   -------    --------    -------
  Total...............................   $280,400    100.0%    $281,400    100.0%    $256,100     100.0%
                                         ========    =====     ========    =====     ========     =====


- -------------------------
(1) Of the Company's total private label sales shown above, export sales totalled $17.0 million, $16.5 million and $13.6 million for fiscal 1992, 1993 and 1994, respectively.

(2) Of the Company's total brand label sales shown above, export sales totalled $2.3 million, $2.2 million and $1.0 million and U.S. government sales (including sales through military commissaries) totalled $9.5 million, $6.9 million and $6.1 million for fiscal 1992, 1993 and 1994, respectively.


(3) Of the Company's total foodservice sales shown above, U.S. government sales totalled $12.8 million and $9.7 million for fiscal 1993 and 1994, respectively.


(4) Sales to industrial accounts accounted for $58.0 million and $57.0 million of total frozen sales shown for fiscal 1993 and 1994.

     For the fiscal year ended March 31, 1994, no single customer accounted for more than 10% of the Company's total sales.

  PRIVATE LABEL SALES

     The Company's private label sales involve sales to major supermarket chains and other food distributors who market the products under their own labels. Major private label customers of the Company include Kroger, Winn Dixie, A&P, Meijer, Aldi, HEB, Associated Grocers, Roundy's, Shaws, Supermarkets General, Grand Union and Super Valu. Most of the Company's private label sales are canned vegetable products, although the Company also sells a limited amount of frozen private label products. The Company is the leading supplier of Midwest-type canned vegetables (such as corn, green beans, peas and root crops) to the grocery private label industry, with significant private label canned corn sales.

     Private label sales are made through the Company's wholly-owned subsidiary, Oconomowoc Canning Company, Inc. Approximately 80% of private label sales are made through commissioned brokerage representatives, while the remaining 20% are made direct to the customer. The Company's private label division's primary responsibilities include selling private label products, ensuring customer satisfaction, managing inventories and gaining new customers and distribution. The division includes four sales managers and a national sales manager who is the Vice President of Oconomowoc Canning Company, Inc.

     Customers include most major grocery wholesalers and chains. Customer and market development efforts focus primarily on helping customers lower costs of buying, receiving and merchandising canned vegetables through a combined "partnering" approach which involves the Company's sales force meeting with key customer representatives from various divisions within the customer's organization to develop a joint logistic plan. Development efforts also include increasing profitability by targeting higher price/quality-seeking customers in an attempt to benefit from the emerging upscale private label market. The Company's implementation of and experience with the Stokely's Gold(TM) brand label products provide an opportunity to increase private label sales through the development of customer labels for premium private label lines. For example, the Company is promoting private label sales of flat pod green beans and slender whole green beans, two canned items recently introduced under the Stokely's Gold(TM) program.

  BRAND LABEL SALES

     The Company's brand label division sells brand canned vegetables to grocery wholesalers and chains. Major customers include Kroger, Food Lion, HEB, Grocers Supply, Bi-Lo, Marsh, Piggly Wiggly, Super Valu, Roundy's, Fleming Companies, Inc. and Walmart. The products primarily include a complete line of Midwest-type vegetables sold under the Stokely's Finest(R) brand name, and also include products sold under the premium Stokely's Gold(TM) brand and other regional labels. Products sold under Stokely's brand labels are marketed through independent food brokers who sell on a commission basis and provide local marketing and service support to their distributors. The Company's sales of brand label products have declined from $76.5 million, or 27.3%, of total sales during fiscal 1992 to $49.1 million, or 19.2%, of total sales during fiscal 1994. The decline was due primarily to the discontinuance of certain low margin or unprofitable product lines as part of the Company's restructuring program.


     The Stokely's Finest(R) brand label sales accounted for approximately 10% of total industry brand canned sales in the Midwest and Southeast United States in 1993, the Company's primary brand geographic area of distribution. Sales volume under the Stokely's Gold(TM) program, a premium line of unique vegetable varieties such as Crisp'n Sweet Corn, European Slender Whole Green Beans, and two new items (Fiesta Corn and Tiny Party Peas & Petite & Sweet Baby Carrots), has doubled from fiscal 1992 to fiscal 1994.


     The Company sells its brand label products through a broker network under the direction of Stokely's regional sales manager. Approximately 40 independent food brokers operate in Stokely's major metropolitan markets. This broker network focuses upon gaining display, advertising and other retailer support, in addition to ensuring customer satisfaction and developing the customer base. Marketing efforts include television advertising and print media-delivered promotions in major markets. Initiatives that help customers increase their category profitability include the Stokely's Gold(TM) program (with the principal advantage of higher margins for both the Company and its customers) and joint brand-private label shipping options (with the competitive selling point of higher inventory turns and lower average inventories for the customer). These initiatives are instrumental in maintaining shelf presence and customer support.


  FOODSERVICE SALES



     Foodservice sales are made, generally in larger containers, directly to or through foodservice distributors, to purchasers of food products such as the United States government, fast food chains, restaurants and hospitals. Most foodservice sales are made through commissioned brokerage organizations. Sales efforts are managed by a Director of Foodservice Sales who is supported by three sales managers for the commercial market. The Company's largest single customer in foodservice sales is the U.S. government.



     Approximately 75% of the Company's canned foodservice sales are private label, primarily to large corporate distributors (such as Sysco, US Foodservice, Rykoff Sexton, Gordon's Foodservice) and large buying groups (such as Pocahontas and PYA/Monarch). Foodservice distributors then sell to restaurants, schools and hospitals. Contact with foodservice distributors also cultivates relationships with national chain restaurant accounts, a growing part of the Company's foodservice business. The Company's sales to national chain restaurants include Chi Chi's, Grandy's and Golden Corral. The Company has a strong position in corn (accounting for foodservice sales of $11.1 million in fiscal 1994, which would have been approximately 13% of estimated total industry foodservice sales in
1993), a growing position in canned pumpkin, and a growing position as a supplier to national chain restaurant accounts.

  FROZEN SALES


     The Company's frozen sales principally involve sales to industrial customers that either blend, repack or use the vegetable products as an ingredient. National restaurant chains are another large customer in frozen sales. The frozen sales division of the Company has been restructured and downsized to emphasize profitable products and channels. Frozen product sales are managed by the Director of Frozen Sales. The frozen product sales team focuses on industrial and national chain foodservice business, with a smaller presence in export sales and retail sales that can be efficiently serviced from the Company's Northwest operations. The sales group emphasizes direct sales, without broker commissions, to large corporate bulk customers, such as Con Agra, Campbells, and Simplot, and national chain restaurants, such as Denny's, Chi Chi's and Morrisons Cafeterias.


  EXPORT SALES


     Exports of processed vegetables represent a growing channel of distribution. From 1988 to 1993, total canned corn exports, the major component of exported processed vegetables, have grown at a compound annual rate of 15%. The Company's export sales principally involve sales of private label canned vegetables. The Company believes it is the leading exporter of canned corn to Germany and Scandinavia. The Company's export sales accounted for 8.1%, 8.6% and 7.4% of total canned sales for fiscal 1992, 1993 and 1994, respectively. The decline in fiscal 1994 was primarily due to the low yield of the corn crop that year and thus the reduced availability of corn products to export. The Company intends to continue to emphasize export sales in future years. The Company's international sales organization is based in Oconomowoc, Wisconsin and sells through agents, commissioned brokers and direct sales. In fiscal 1994, export sales accounted for 20% of the Company's total canned corn sales. The Company sees additional opportunities to increase exports to Eastern Europe, Asia, Canada and Mexico primarily because these markets are becoming more open to United States exports generally, and because canned vegetables are perceived as a specialty and convenience item in these areas.


ADVERTISING, PROMOTION AND CUSTOMER SERVICE

     The Company's marketing effort is led by a marketing group that also is responsible for new product development, new label and package initiatives and other customer focused innovation projects in all sales divisions. The customer service and inventory management team also support sales by ensuring customer orders are filled smoothly and inventory at various distribution centers remain at adequate levels.

     The Company emphasizes responsiveness to customer needs, and the Company has invested in technology to support its Efficient Customer Response initiatives. In addition, the Company has developed modular pallets that allow customers to avoid storage costs by "cross-docking" the pallet directly to the retail outlet, allowing customers to avoid set-up labor costs when the product arrives at the retail location. The marketing team supports all marketing requirements for brand label products, and also assists other sales groups in supporting customer driven innovation in services.


     The Company supports its brand marketing efforts with regional media advertising programs, including radio and television commercials, coupon circulation and newspaper advertisements, in addition to strong emphasis on in-store point-of-sale promotions. Media advertising is employed to support the Company's brand sales and is focused in the Midwest and Southeast United States geographic markets. Private label, foodservice and industrial sales are not supported by Company media advertising because the Company produces and labels the product for direct end-user marketing by the customer.


SOURCES OF SUPPLY

     The Company acquires its raw agricultural products for processing from independent growers who operate under annual contracts with the Company. Most raw agricultural production is contracted before the growing season with farmers who agree to plant and cultivate the crops. This method of securing raw product has been satisfactory to the Company and its growers, and the Company has not experienced difficulty in contracting for raw agricultural products. Contracts are negotiated in late winter for the upcoming processing season. Contracts specify, among other things, the type and quantity of raw product to be supplied as well as the price. The Company has an established base of experienced growers and has experienced only modest turnover from year to year.

     The Company attempts to reduce the agricultural risk of unfavorable growing conditions by utilizing greater geographic diversity and a higher proportion of irrigated acreage than its competitors. The Company currently contracts approximately 110,000 acres in Wisconsin, Minnesota, Iowa, Illinois, Michigan and Washington, with irrigated acres accounting for approximately 40% of the total. Contracted acreage is in close proximity to producing plants due to the perishable nature of the raw product. Processing generally is performed within several hours of harvest to assure the best possible product quality.

     Stokely field personnel are involved in all phases of crop production. The Company works closely with major seed companies in the testing of improved varieties. Desirable traits include superior flavor and color retention, pest and disease resistance, yield improvement and drought resistance. Field personnel provide the proper seed variety to the grower and instruct them on the precise time to plant. This is important to assure harvest schedules that result in sufficient supplies of raw product to capture operating efficiencies associated with maximum plant output. The Company conducts periodic inspections of crops during the growing cycle and generally performs the actual harvesting for the growers.

     The Company utilizes integrated pest management techniques to assure maximum control of damaging insects while minimizing the use of chemical control methods. Such techniques include field location selection for specific crops, rotation patterns, census activity during the growing season and chemical control only when necessary based on census data. This results in minimizing insect related damage problems while keeping chemical control usage well below allowable levels.

     Stokely agricultural personnel monitor crop maturation rates utilizing sophisticated harvest management practices. Maturity is a primary determinant of product quality and the maturity "window" to meet a required specification is very narrow. To assure that product is harvested within this window, the Company directs all harvesting operations utilizing its own equipment and personnel. In this manner, the Company maintains proper supplies of raw product entering the processing facilities at the desired maturity level while minimizing unharvested acreage.

     Cans are a major component in the final product cost for the Company's canned business, representing approximately one-third of total direct manufacturing cost. Cans are sourced principally from Ball Corporation, American National Can and Crown Cork & Seal under contract supply agreements. The Company has excellent working relationships with its can vendors and has not experienced difficulty in obtaining adequate supplies of cans for production. The Company's size allows it to source cans at a competitive price, which is a significant factor given the importance of the container cost component to the overall cost structure.

PRODUCTION AND DISTRIBUTION

     The Company operates twelve processing plants, nine of which are dedicated to canned vegetables and three of which are dedicated to frozen vegetables. Most of the Company's raw products must be processed within hours of harvesting to maintain desired product quality, so plants are located in close proximity to the Company's principal growing areas. Following harvesting, raw products are transported to the processing facility where they are sorted, sized, cut or trimmed, washed, inspected and then canned and cooked or individually quick frozen. In addition to visual inspection, the Company increasingly relies on electronic inspection machinery that recognizes and rejects any off-color or blemished product. The Company's high emphasis on quality assurance during the production process also includes the grading and inspection of raw products, inspection of incoming cans, sampling and laboratory testing of products during production and inspection of finished goods on a sample basis prior to shipment. Monitoring systems continuously record cooking times and temperatures as well as freezing temperatures so that each product is processed according to the precise method proven to yield consistent quality results and ensure maximum retention of flavor and texture. The Company employs quality control inspectors at each facility and four food technologists supervised by the Director of Quality Management, whose primary responsibilities include quality assurance and compliance. Technologists also run tests to ensure that all standards for food safety are met or exceeded.

     The Company recognizes that consistent product quality is crucial to the success of its business and has a formal program in place utilizing Total Quality Management ("TQM") techniques. These techniques employ statistical analysis that enable employees to identify problems, gather and prioritize data, evaluate solutions and implement them. An essential part of the TQM process relating to production is attribute grading, which is a statistical product evaluation technique utilized at all of the Company's plants. From thousands of non-destructive samples taken, quality assurance personnel are able to observe potentially troublesome trends developing. Supervisors are alerted who then trace problems to sources such as seed varieties, growing conditions, bird or insect damage, harvesting or handling.


     Finished products are carefully monitored throughout the handling and storage process. Frozen vegetables are stored in 1,500 pound bulk containers and held in temperature controlled warehouses. Packaging of frozen product into other size containers takes place as orders are received. Finished canned goods for the Stokely brand are labeled prior to storage. Private label retail and foodservice finished goods are stored unlabeled until orders are received. The appropriate customer label is affixed at that time and the order shipped. The Company maintains a large inventory of customer-owned can labels to assure rapid order fulfillment.


     In addition to producing quality products, careful storage and efficient distribution are vital to success. The Company distributes its products through its two state-of-the-art distribution centers in Wisconsin and through a network of rented forward warehouses, the largest of which are in Chattanooga, Tennessee; Indianapolis, Indiana; Orange County, California; and Tampa, Florida. The Company also ships full loads directly from its processing facilities. The Company's transportation personnel are responsible for routing goods from production plants to regional and consolidating warehouses and finally to customers. Depending on quantities and distance, finished goods are shipped by rail or truck, whichever is most cost-effective. The Company's transportation personnel have negotiated special rail rates for shipments of canned products to forward distribution centers. As a result, the Company is able to compete effectively in the large Southern California markets with processors based in the Northwest region of the United States.

MANAGEMENT INFORMATION SYSTEMS

     The Company depends upon the accuracy, quality and proper utilization of its management information systems to effectively manage its business. The Company has installed both customized and purchased management information systems operating on an IBM AS/400 computer that allow for centralized data collection and management of key functions such as inventory control, accounts receivable, order processing, production control, sales and distribution, and general accounting. These systems provide concise and timely information critical to business operations and are adequate to support current operations. Currently approximately 80% of the Company's sales are ordered through electronic means.

     The Company is seeking to use service innovation as a point of competitive differentiation. As it develops increasingly sophisticated programs to bring value to its customers, new demands will be placed on its information systems. In order to prepare for this, the Company recently completed an extensive evaluation of its current systems and business processes and has targeted phased implementation of new core processing systems beginning in fiscal 1996. The new systems will be more flexible and are intended to yield greater fact based analysis and decision making throughout all levels of the Company. This added analytical capability and flexibility will assist the Company in meeting the increasingly complex and rapidly evolving needs of its customers. These needs include vendor managed inventory programs, Executive Information Systems, improved customer and market region sales management, and additional Electronic Data Interchange services. Customer service, order entry and distribution system improvements are the priority for the initial implementation phase of the new systems.

COMPETITION

     All of the Company's products compete with those of other national, major and smaller regional food processing companies under highly competitive conditions. The principal factors of competition in the brand and private label canned vegetable business are price and product quality, availability of a broad line of products, timely delivery, and customer service and satisfaction. An additional competitive factor for the Company's brand canned products is consumer demand as developed through expenditures on advertising, sales promotion and maintenance of retail shelf space. The principal factors of competition in the Company's frozen vegetable business, which primarily involves sales to industrial customers, are price, product quality differentiation and customer service.

     Three of the Company's major competitors on the national level, Del Monte, Green Giant and Dean Foods, have greater financial and marketing resources than the Company. The Company believes it can compete effectively in the canned vegetable business by focusing on private label retail sales and core brand products, delivering consistent product quality, meeting customer service expectations, continuing to improve the Company's cost structure and focusing capital expenditures on quality and service innovations.

     As a result of recent plant reduction and consolidation in the vegetable processing industry, many of the Company's principal national competitors have narrowed their business focus to specific product categories and channels of distribution. Del Monte has focused on brand label canned products, with a limited emphasis on the private label canned business. Both Green Giant and Dean Foods (through the Birdseye and Freshlike brands) have placed emphasis on the frozen vegetable market. The Company's principal competitors in the private label canned business are major and smaller regional companies, including Friday Canning Co., owned by Chiquita Brands. The Company's major competitors in the international export market are Friday Canning Co., Green Giant and Dean Foods, most of whom are larger and have greater resources than the Company.

PROPERTIES

     Stokely's principal facilities are described below:


                                  PLANT AND
           LOCATION             WAREHOUSE SIZE               PRINCIPAL PRODUCTS
- ------------------------------  --------------      --------------------------------------
                                    (SQ. FT.)
CANNED VEGETABLE PRODUCTION
  AND DISTRIBUTION:
Ackley, Iowa..................       199,000                   Whole kernel corn; canned dry pack
                                                               beans
Cobb, Wisconsin...............        65,000                   Warehouse
DeForest, Wisconsin...........       538,000                   Warehouse and distribution center;
                                                               field department office
Hoopeston, Illinois...........       240,000                   Golden whole kernel corn; pumpkin
Merrill, Wisconsin............        56,000                   Green, wax and romano beans
Pickett, Wisconsin............       145,000                   Peas; whole kernel corn
Poynette, Wisconsin...........       345,000                   Green and wax beans; sauerkraut;
                                                                 warehouse and distribution center
Scottville, Michigan..........       238,000                   Green, shellie and romano beans
Sun Prairie, Wisconsin........       108,000                   Peas; peas and carrots; golden and
                                                               white whole kernel corn; mixed
                                                                 vegetables; beets; carrots
Waunakee, Wisconsin...........       181,000                   Peas; peas and carrots; whole kernel
                                                               corn; beets; carrots; potatoes; mixed
                                                                 vegetables
Wells, Minnesota..............       103,000                   Peas and cream style corn

FROZEN VEGETABLE PRODUCTION:
Grandview, Washington.........        86,000                   Sugar snap peas; corn
Green Bay, Wisconsin..........        76,000                   Peas; whole kernel corn; green beans;
                                                                 carrots
Walla Walla, Washington.......       199,000                   Peas; green zucchini; carrots; lima
                                                               beans; onions; squash

CORPORATE HEADQUARTERS:
Oconomowoc, Wisconsin.........        52,000                   General offices

CLOSED FACILITIES(1):
Appleton, Wisconsin...........       121,000                   Peas; canned and glass-packed beets;
                                                                 potatoes; carrots
Jefferson, Wisconsin..........        28,000                   Frozen vegetable repackaging
                                   ---------
     Total....................     2,780,000
                                   =========


- -------------------------
(1) These facilities were closed during fiscal 1994 as part of the Company's restructuring plan and are being held for sale.

     All of the facilities and related real estate are owned by the Company, subject to mortgage and collateral assignments under loan agreements with Stokely's lenders. See Note F of Notes to Consolidated Financial Statements. Stokely's facilities operate at or near capacity during the processing season. Except for Poynette's sauerkraut operation and the Ackley plant, which run year-round, the Company utilizes its production facilities principally from June through November, as is customary in the vegetable processing industry. Certain distribution and repackaging facilities also operate year-round. The Company believes all of its plants are in good condition and adequate for current processing needs and will be able to meet presently anticipated future needs with these facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

TRADEMARKS


     In the course of its business, the Company uses various trademarks, trade names and service marks in the packaging and advertising of its products. "Stokely's Finest(R)" is a registered United States trademark and is significant to the Company. Stokely's ability to compete in the brand product vegetable market depends in part upon having a nationally recognized trademark. Some of the Company's other registered United States trademarks include "School Days(R)," "Chef's Best(R)," "Hart(R)," "Our Favorite(R)," "Shellie(R)," "Sweet & Sour Kraut(TM)" and "Meeter's Sauerkraut(R)." "Stokely's Crisp'n Sweet Corn(TM)" and "Stokely's Gold(TM)" are registered United States trademarks on an intent-to-use basis, and Stokely has common law rights to "Bavarian Style(R)." While important, none of these other trademarks are as significant to the Company's business as "Stokely's Finest(R)."


REGULATIONS

     The Company is subject to regulation by the Food and Drug Administration, the United States Department of Agriculture, the Federal Trade Commission, the Environmental Protection Agency and various state agencies with respect to the production, packaging, labeling and distribution of its food products, and believes it is in material compliance with all applicable rules and regulations of such federal and state agencies. The principal federal laws that regulate the Company with respect to the production, packaging, labeling and distribution of its food products include: (i) the Food, Drug and Cosmetic Act of 1938, which ensures that foods are produced under sanitary conditions and are properly labeled; (ii) the Federal Insecticide, Fungicide and Rodenticide Act, which ensures that pesticides used on food are registered with and approved by the Environmental Protection Agency; (iii) the Fair Packaging and Labeling Act, which regulates trade practices and requires that consumers receive accurate information regarding the quality and value of products; (iv) the National Label Education Act, which regulates information which must be included in food labels; and (v) the Federal Trade Commission Act, which regulates methods of competition, advertising and trade practices.

     The disposal of solid and liquid vegetable waste material resulting from the preparation and processing of foods is subject to various federal, state and local laws and regulations relating to the protection of the environment. While the Company cannot predict with certainty the effect of any proposed or future environmental legislation or regulations on its processing operations, Stokely believes the waste disposal systems which are now in operation or which are being constructed and designed for Stokely are sufficient to comply with all currently applicable environmental laws and regulations. Expenditures for facilities related to protection of the environment are made pursuant to the Company's capital budget and have not had, nor are they expected to have, a material effect on the earnings of the Company.

EMPLOYEES


     At peak employment periods during the processing season, the Company employs approximately 4,060 employees, of which approximately 3,100 are seasonal and part-time production personnel, 850 are full-time, year-round production personnel, and 110 are management, sales and administration personnel. Approximately 1,670 regular hourly and seasonal employees belong to labor unions. Stokely's eight union contracts are generally three years in length and provide for average wage increases of 4.0% during fiscal 1995. During fiscal 1995, three union contracts will expire: a labor union contract covering some of the employees at Stokely's Waunakee and Poynette, Wisconsin facilities will expire on December 31, 1994; a labor union contract covering some of the employees at Stokely's Walla Walla, Washington facility will expire on January 1, 1995; and a labor union contract covering some of the employees at Stokely's Deforest, Wisconsin facility will expire on March 31, 1995. Stokely anticipates entering into new union contracts covering these employees on or before the expiration date of the existing union contracts. Stokely recruits migrant workers for seasonal employment at its seasonal plants and maintains migrant housing facilities in Sun Prairie, Wisconsin, Pickett, Wisconsin and Hoopeston, Illinois to accommodate those employees. The Company believes that relationships with its employees are good.


LEGAL PROCEEDINGS

     The Company is not a party to any material litigation and is not aware of any threatened litigation that would be expected to have a material adverse effect on its business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:


               NAME                   AGE                  POSITION(S) WITH THE COMPANY
- -----------------------------------   ---         ----------------------------------------------
Frank J. Pelisek(1)(3)(4)..........   64          Chairman of the Board and Director
Vernon L. Wiersma(1)(4)............   44          President, Chief Executive Officer and
                                                  Director
Stephen W. Theobald(1).............   48          Vice Chairman, Treasurer and Director
Russell J. Trunk...................   54          Senior Vice President, Operations
Leslie J. Wilson...................   50          Vice President, Finance and Chief Financial
                                                  and Accounting Officer
Robert M. Brill....................   46          Vice President, General Counsel and Secretary
Robert Cook........................   44          Vice President, Operations
Eddie W. Foster....................   56          Vice President, National Sales Manager
Kenneth C. Murray..................   36          Vice President, Canned Sales and Marketing
Michael A. Wilkes..................   39          Vice President, Human Resources
Orren J. Bradley(2)................   69          Director
Russell W. Britt(1)(2)(4)..........   68          Director
Charles J. Carey(3)................   69          Director
James H. DeWees(2).................   65          Director
Ody J. Fish(1)(3)(4)...............   69          Director
Carol Ward Knox(3).................   43          Director
Thomas W. Mount(1).................   63          Director
Joseph B. Weix.....................   67          Director


- -------------------------
(1) Member of the Executive Committee of the Board of Directors.

(2) Member of the Audit Committee of the Board of Directors.

(3) Member of the Compensation Committee of the Board of Directors.

(4) Member of the Nominating Committee of the Board of Directors.

     Frank J. Pelisek has been Chairman of the Board of the Company since June 1992, and has been a member of the Board of Directors of the Company since 1983. Mr. Pelisek served as Chief Executive Officer of the Company from June 1992 to August 1993. Mr. Pelisek has been a partner with Michael Best & Friedrich (legal counsel to the Company) since 1965, and serves as a member of the Board of Directors of various privately held corporations.

     Vernon L. Wiersma has been Chief Executive Officer of the Company since August 1993 and President since June 1992. He has been a member of the Board of Directors of the Company since 1982. Mr. Wiersma was Executive Vice President of Operations of the Company from 1985 to 1992, Vice President of Operations from 1983 to 1985 and Controller from 1975 to 1983. Mr. Wiersma joined the Company in 1973.

     Stephen W. Theobald has been Vice Chairman and Treasurer of the Company since June 1992. He previously was Vice President, Administration since joining the Company in 1985. Mr. Theobald has been a member of the Board of Directors of the Company since 1980. From 1972 to 1985, Mr. Theobald held various financial and managerial positions at Morgan Stanley & Co. Incorporated, an investment banking firm, and Harris Trust and Savings Bank, a commercial bank.

     Russell J. Trunk has been Senior Vice President, Operations of the Company since August 1992. He also was the General Manager of the Company's Texas/Mexico operations from 1991 to 1992. Mr. Trunk joined the Company in 1991. From 1964 to 1991, Mr. Trunk held various financial and operational positions with Green Giant Company.

     Leslie J. Wilson has been Vice President, Finance and Chief Financial and Accounting Officer since June 1992, when he joined the Company. Mr. Wilson previously served as Vice President and General Manager of Packaging Specialties, Inc., a wholesale distributor of shrink wrap equipment and film, from 1990 to 1992, and was Vice President of Finance and Administration of Duetz-Allis Credit, an agricultural equipment finance company, from 1976 to 1990.


     Robert M. Brill has been Vice President and General Counsel of the Company since joining the Company in 1989, and has been Secretary since 1990. Mr. Brill was a Senior Partner at Brill and Eustice, S.C. from 1986 to 1989. He also serves as a member of the Board of Directors of a privately held corporation.


     Robert Cook has been Director of Operations of the Company since 1989 and Vice President, Operations since 1990. Mr. Cook joined the Company in 1985 and served as plant manager until 1990. From 1977 to 1985, Mr. Cook held various supervisory operations and management positions at Green Giant Company.

     Eddie W. Foster has been Vice President, National Sales Manager of the Company since 1991. Mr. Foster was President of Merchandise Warehouse, Inc., a general warehousing company, from 1990 to 1991, and was President of LVS Food Distributors from 1989 to 1990. Mr. Foster previously served as Vice President of Brand Marketing and Sales of the Company from 1985 to 1989.

     Kenneth C. Murray has been Vice President, Canned Sales and Marketing of the Company since December 1992. Mr. Murray joined the Company in 1990 as the Director of Marketing and Business Development. Prior to joining the Company, Mr. Murray held various sales and marketing management positions at S.C. Johnson Wax & Son, Inc., a manufacturer of cleaners, insecticides and personal care products, from 1981 to 1990.

     Michael A. Wilkes has been Vice President, Human Resources of the Company since August 1993. He was Director of Total Quality Management for the Company from 1991 to 1993. Mr. Wilkes previously served as Manager, Management and Organization Development at Northrop Corporation, an aerospace and military aircraft design and manufacturing company, from 1983 to 1991.


     Orren J. Bradley has been a member of the Board of Directors of the Company since 1985. Mr. Bradley has been Senior Vice President of the Laub Group, Inc., an insurance operations company, since 1985. He also served as Chairman, Boston Store Division of Federated Department Stores, Inc., from 1967 to 1985. Mr. Bradley is a director of various Northwestern Mutual Life Insurance Investment Funds and Oshkosh B'Gosh, Inc., an apparel manufacturer.


     Russell W. Britt has been a member of the Board of Directors of the Company since 1985. Mr. Britt served as President, Chief Operating Officer and Director of Wisconsin Energy Corp., a utility service company, from 1987 to 1991, and Vice President from 1981 to 1987. He also served as an executive officer and a director of Wisconsin Electric Power Co. and Wisconsin Natural Gas Co., subsidiaries of Wisconsin Energy Corp., from 1982 to 1991. Mr. Britt is a director of Bank One Wisconsin Trust Company, N.A.

     Charles J. Carey has been a member of the Board of Directors of the Company since 1989. He has been an independent consultant since 1989. Mr. Carey served as President and Chief Executive Officer of National Food Processors Association, a trade association, from 1972 to 1989.

     James H. DeWees has been a member of the Board of Directors of the Company since August 1994. Mr. DeWees served as President and Chief Executive Officer of Godfrey Company, a division of Fleming Companies, Inc., a wholesale food distributor, from 1984 to 1994, and also as Vice President of Fleming Companies, Inc. from 1987 to 1994.

     Ody J. Fish has been a member of the Board of Directors of the Company since 1985. He served as President of Pal-O-Pak Insulation Co., Inc., an insulation manufacturing company, from 1951 to 1986. Mr. Fish is a director of all of the funds included in the Marshall Family of Mutual Funds.


     Carol Ward Knox has been a member of the Board of Directors of the Company since 1993. She has been a principal at Morgan & Myers, Inc., a public relations consulting company, since 1982.

     Thomas W. Mount has been a member of the Board of Directors of the Company since 1966. Mr. Mount served as Chairman of the Board of the Company from 1992 to 1993, and President and Chief Operating Officer of the Company from 1975 to 1992. He is a director of the Fiduciary Capital Growth Fund, Inc. and the Fiduciary Total Return Fund, Inc.

     Joseph B. Weix has been a member of the Board of Directors of the Company since 1963. Mr. Weix served as Chairman of the Board and Chief Executive Officer of the Company from 1975 to 1992.

     With the exception of Messrs. Mount and Weix who are cousins, there are no family relationships among the executive officers and directors, and there are no arrangements or understandings pursuant to which any of them were elected as executive officers and/or directors. However Mr. Wilson has an employment agreement with the Company. See "-- Employment Agreements."

BOARD TERMS AND COMMITTEES

     The directors of the Company are divided into three classes, with directors holding office for staggered terms of three years, in each case until their successors are elected and qualified. The members of the Board of Directors whose terms of office expire in 1995 are Messrs. Britt, Fish, Theobald and Wiersma. The members whose terms of office expire in 1996 are Messrs. Carey, Pelisek and Weix. The members whose terms expire in 1997 are Messrs. Bradley, DeWees and Mount, and Ms. Knox.

     The Board of Directors of the Company has standing Executive, Audit, Compensation and Nominating Committees. The Executive Committee has the authority during intervals between Board meetings to exercise the powers of the Board, except for certain powers reserved exclusively for the Board. The Executive Committee consists of Messrs. Pelisek (Chairman), Britt, Fish, Mount, Theobald and Wiersma. The Audit Committee reviews the scope and timing of the audit of the Company's financial statements by the Company's independent public accountants and reviews with the independent public accountants the Company's management policies and procedures with respect to auditing and accounting controls. The Audit Committee also reviews and evaluates the independence of the Company's accountants, approves services rendered by such accountants and recommends to the Board the engagement, continuation or discharge of the Company's accountants. Deloitte & Touche LLP has served as the Company's independent auditors for the past 15 years. The Audit Committee consists of Messrs. Britt (Chairman), Bradley and DeWees. The Compensation Committee is responsible for overseeing the management of human resources activities of the Company, including compensation for directors and executive officers, and the establishment and operation of employee pension investment plans. The Compensation Committee also is responsible for determining the recipients and terms of stock options granted under the Incentive Stock Option Plan and the Executive Stock Option Plan. The Compensation Committee consists of Messrs. Fish (Chairman), Carey and Pelisek, and Ms. Knox. The Nominating Committee selects nominees for directors to stand for election at the Company's annual meetings, and consists of Messrs. Pelisek (Chairman), Britt, Fish and Wiersma.

DIRECTOR COMPENSATION

     Non-employee directors receive compensation of $6,000 per year of service on the Board plus $500 for each Board or Committee meeting attended. Directors may defer all or any portion of such compensation under a Directors' Deferred Compensation Plan adopted in 1985. Deferred compensation is credited to the account of a participating director in the form of "phantom stock" of the Company based on the market price at the time of each quarterly credit. Shares credited to the accounts of directors electing to participate in the Directors' Deferred Compensation Plan during the fiscal year ended March 31, 1994, were as follows: Mr. Bradley, 1,816 shares; Mr. Britt, 7,471 shares; Mr. Carey, 2,407 shares; and Mr. Fish, 7,512 shares. Directors who have served two full terms (six years) and are Board members upon attaining the age of 65 become eligible for retirement compensation of $500 per month upon completion of service.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Frank J. Pelisek served as Chief Executive Officer of the Company from June 1992 to August 1993, and currently serves as a member of the Compensation Committee of the Board of Directors of the Company. Mr. Pelisek is a partner with Michael Best & Friedrich, legal counsel to the Company.


EXECUTIVE COMPENSATION

     The following table summarizes the total compensation earned by the Company's Chief Executive Officer and the next four highest compensated executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                                                            COMPENSATION
                                              ANNUAL COMPENSATION(1)        ------------
                                          ------------------------------     NUMBER OF
                                          FISCAL                               OPTION          ALL OTHER
      NAME AND PRINCIPAL POSITION          YEAR      SALARY       BONUS      AWARDS(2)      COMPENSATION(3)
- ---------------------------------------   ------    --------     -------    ------------    ---------------
Vernon L. Wiersma......................    1994     $162,167     $70,000           --           $ 7,496
  President and Chief Executive Officer    1993      136,500          --           --            15,556
                                           1992      136,500          --           --                --

Stephen W. Theobald....................    1994     $128,333     $56,000           --           $ 9,891
  Vice Chairman and Treasurer              1993      105,000          --           --            13,653
                                           1992      105,000          --           --                --

Kenneth C. Murray......................    1994     $100,000     $20,000           --           $   926
  Vice President, Canned Sales and         1993       94,333(4)       --        6,000             4,681
     Marketing                             1992       88,200          --        5,000                --

Russell J. Trunk.......................    1994     $100,000     $20,000           --           $16,963
  Senior Vice President, Operations        1993      104,667          --           --            22,626
                                           1992       99,744          --        4,000                --

Leslie J. Wilson.......................    1994     $100,000     $20,000           --           $ 9,864
  Vice President, Finance and Chief        1993       78,889(4)       --       10,000            14,072
     Financial and Accounting Officer

- -------------------------
(1) Perquisites provided to the named executive officers by the Company did not exceed 10% of each named executive officer's total annual salary and bonus during fiscal 1992, 1993 and 1994.


(2) Amounts shown represent the total number of options awarded under the 1985 Incentive Stock Option Plan during the fiscal year indicated.


(3) Amounts shown in this column represent contributions by the Company for the benefit of the named individuals pursuant to the Stokely USA, Inc. Retirement Savings Profit Sharing Plan and the Split Dollar Life Insurance Plan (the "Split Dollar Plan") in the form of premium payments on behalf of the named executive officers during the fiscal year indicated.

(4) Each of Mr. Murray's and Mr. Wilson's annualized compensation during fiscal 1993 was $100,000. Mr. Murray received an increase to that level in December 1992 when he was promoted to his present position. Mr. Wilson joined the Company in June 1992.

EMPLOYMENT AGREEMENTS


     In 1992, the Company entered into Change of Control Contingent Employment Agreements with Messrs. Wiersma, Theobald, Murray, Trunk and Wilson (collectively, the "Contingent Employment Agreements"). Under the Contingent Employment Agreements, if a change of control occurs, the Company will continue to employ Messrs. Wiersma and Theobald for three years, Mr. Wilson for two years and Messrs. Murray and Trunk for one year, following the date of the change of control. "Change of Control," as defined in the Contingent Employment Agreements, includes the acquisition of 20% or more of the Company's Common Stock, a merger, consolidation or reorganization, the sale of substantially all of the Company's assets or a significant change in the composition of the Board of Directors of the Company. In the event of a Change of Control, the employee shall be employed by the Company for the applicable number of years and shall receive a salary equal to his salary on the date of the Change of Control, subject to annual upward adjustments commensurate with increases awarded to other officers and employees. If, after a Change of Control, the Company terminates the employee for any reason other than for cause or if the employee elects to terminate his employment, he shall continue to be paid monthly an amount equal to his then current monthly base salary plus a certain amount of incentive payments and shall continue to be entitled to receive all other employee benefits and perquisites made available to other employees of comparable status until the end of his employment term. If the Company terminates the employee for "cause" (as defined in the Contingent Employment Agreements), the employee is entitled to receive only his compensation through the date of termination. For purposes of the Contingent Employment Agreements, the current base salary for Mr. Wiersma is $205,000, Mr. Theobald is $160,400, Messrs. Murray and Trunk is $118,000, and Mr. Wilson is $114,500. The amount of the base salary and any incentive payments are reviewed regularly by the Compensation Committee of the Board of Directors. The Company also has entered into similar Contingent Employment Agreements with other key officers of the Company.


     In June 1992, the Company entered into an employment agreement (the "Employment Agreement") with Mr. Wilson for a two-year term which automatically is extended for a period of one year on each anniversary date unless the Company or Mr. Wilson provides notice of nonrenewal within 30 days prior to the date thereof. For purposes of the Employment Agreement, the current base salary for Mr. Wilson is $114,500. In addition to base salary, the Employment Agreement provides for payments from other Company incentive compensation plans, and provides for other benefits, including participation in any group health, life, disability or similar insurance program and in any pension, profit-sharing, deferred compensation, 401(k) or other retirement plans maintained by the Company. The Employment Agreement also provides for participation in any stock-based incentive programs made available to executive officers of the Company. The Employment Agreement will terminate in the event the Company ceases operations and may be terminated by the Company in the event of Mr. Wilson's disability or retirement, or for "cause" (as defined in the Employment Agreement) at any time.

DEFERRED COMPENSATION AGREEMENTS

     In 1990, the Company entered into deferred compensation agreements (the "Deferred Compensation Agreements") with Messrs. Thomas W. Mount, former President and Chairman of the Board of Directors of the Company, and Joseph B. Weix, former Chairman of the Board of Directors of the Company. Under the Deferred Compensation Agreements, the Company is obligated to pay Messrs. Mount and Weix deferred compensation in monthly installments of $7,500 each for a period of 120 consecutive months (or at their election in one lump sum based upon a present value calculation outlined in the Deferred Compensation Agreements) following their death, disability or retirement. In the event of the death of Messrs. Mount or Weix, their designated beneficiaries shall receive the deferred compensation payments over the stated period, or at the Company's election, such payments may be paid in one lump sum based upon a present value calculation outlined in the Deferred Compensation Agreements. The Deferred Compensation Agreements are non-tax qualified, unfunded deferred compensation plans. Mr. Mount retired in April 1993, and Mr. Weix retired in June 1992, and the Company commenced the monthly installment payments at these times.

ANNUAL INCENTIVE PLAN AND STOCK OWNERSHIP REQUIREMENTS



     The Company's Annual Incentive Plan (the "Incentive Plan") was developed to recognize and reward performance and provide a total annual cash bonus consistent with the Company's executive compensation strategy. Under the Incentive Plan, executives earn incentive compensation if the Company achieves various targets set for profits (defined as income before taxes and before profit-sharing expense) as a percent of sales. Incentive compensation earned is established as a percentage of each officer's base salary, and the applicable percentage is dependent upon the individual's base salary amount. If the financial performance of the Company falls below the threshold level, no awards will be earned. If threshold levels of the performance indicators are achieved, the Incentive Plan provides for payment of incentive compensation in amounts ranging from 10% to 25% of an individual's base salary. If target levels are achieved by the Company, the Incentive Plan provides for payment of incentive compensation in amounts ranging from 20% to 50% of an individual's base salary. Incentive compensation may exceed 50% of an individual's base salary if the Company surpasses target levels, but may not exceed 75% of an individual's base salary. Prior to payment of incentive compensation after completion of the Company's financial audit, the Compensation Committee certifies that the performance objectives of the Incentive Plan have been met.


     The Compensation Committee believes that aligning the financial interests of management more closely with those of the shareholders influences the creation of shareholder value. Therefore, the Compensation Committee has required certain executive stock ownership levels for certain of its executive officers. For Messrs. Wiersma and Theobald, the requirement is stock ownership representing a value at least two times their annual salary, and for Messrs. Murray, Trunk and Wilson, the stock ownership requirement is value representing at least one times their annual salary. Executives are required to use a portion of any annual cash bonus received to purchase shares of Common Stock until the ownership requirement is met.

BENEFITS

  SPLIT DOLLAR PLAN

     The Company established the Split Dollar Life Insurance Plan, effective February 1, 1990 (the "Split Dollar Plan"), in which Messrs. Wiersma, Theobald, Murray, Trunk and Wilson participate. The life insurance benefit is equal to four times the executive's salary. The executive pays the economic value of the insurance and the Company pays the balance of the premium. Upon the executive's death or the retirement of the executive, the Company will receive all premiums paid by it on behalf of the executive and the executive will receive the remainder of the death benefit or the cash surrender value.

  RETIREMENT SAVINGS PLAN

     The Company maintains a retirement savings plan, the Stokely USA, Inc. Retirement Savings Profit Sharing Plan (the "Retirement Savings Plan"), covering all of its eligible employees. Employees are eligible to participate after completing a twelve-month period of 1,000 or more hours of employment. The Retirement Savings Plan involves a Company Profit Sharing Contribution account, a Voluntary Contribution account and a 401(k) Salary Deferral account. Subject to the Company's operating results, the Company may make contributions up to 8% of pre-tax profits to the Profit Sharing Contribution account which would be allocated to participants pro rata based upon their eligible compensation. Participants become 20% vested in the profit sharing contributions credited to their accounts and the earnings thereon after three years of credited service, and 20% per year thereafter until 100% vested after seven years. Participants also become 100% vested upon death, disability and attainment of age 62. The Voluntary Contribution account permits participants to make voluntary after-tax savings contributions in amounts between 2% and 10% of their annual compensation. Participants in the Voluntary Contribution account are 100% vested in their contributions and the earnings thereon. Under the Retirement Savings Plan, through the 401(k) Salary Deferral account, participants are permitted, subject to the limitations imposed by Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), to make voluntary tax-deferred contributions in amounts between 1% and 10% of their annual compensation. The Company may make a matching contribution to the 401(k) Salary Deferral account in an amount up to 25% of the first 6% of compensation deferred by the participant for participants who meet all eligibility and participant requirements. Participants in the 401(k) Salary Deferral account are 100% vested in their contributions, the Company's matching contribution and the earnings thereon. Under the Retirement Savings Plan, a separate account is maintained for each type of account and each participating employee. Participating employees direct the Retirement Savings Plan trustee with respect to the investment of assets held in their accounts among up to six investment options made available by the trustee.

STOCK OPTION PLANS

  INCENTIVE STOCK OPTION PLAN


     The Company established the 1985 Incentive Stock Option Plan (the "Incentive Stock Option Plan") in which key employees of the Company and its subsidiaries, as determined by the Compensation Committee, are eligible to participate. The Incentive Stock Option Plan authorizes the grant of options to purchase shares of Common Stock intended to qualify as incentive stock options under Section 422A of the Internal Revenue Code. The Compensation Committee of the Board administers the Incentive Stock Option Plan. As of September 30, 1994, options to purchase 175,800 shares of Common Stock were outstanding under the Incentive Stock Option Plan and a total of 49,750 shares of Common Stock were available for granting under the Incentive Stock Option Plan. However, in August 1994 the Board of Directors of the Company decided not to grant any additional options under the Incentive Stock Option Plan. There were no individual grants of stock options under the Incentive Stock Option Plan to any of the named executive officers in the Summary Compensation Table during fiscal 1994.


     No options issued under the Incentive Stock Option Plan were exercised by any of the named executive officers in the Summary Compensation Table during fiscal 1994. The number and total value of unexercised in-the-money options at March 31, 1994 are shown in the following table:


                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES


                                                                                                VALUE OF UNEXERCISED
                                                               NUMBER OF UNEXERCISED          IN-THE-MONEY OPTIONS AT
                                NUMBER OF                    OPTIONS AT FISCAL YEAR END          FISCAL YEAR END(1)
                             SHARES ACQUIRED     VALUE      ----------------------------    ----------------------------
           NAME                ON EXERCISE      REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
- --------------------------   ---------------    --------    -----------    -------------    -----------    -------------
Vernon L. Wiersma.........          0              $0          30,000              0          $55,250           $ 0
Stephen W. Theobald.......          0               0          15,000              0           21,630             0
Kenneth L. Murray.........          0               0           8,000          3,000                0             0
Russell J. Trunk..........          0               0           4,000              0                0             0
Leslie J. Wilson..........          0               0          10,000              0           16,250             0

- -------------------------
(1) The value of unexercised in-the-money options is based upon the difference between the fair market value of the securities underlying the options of $8.00 at March 31, 1994 and the exercise price of the options as follows:
    $5.83 for Mr. Wiersma, $6.56 for Mr. Theobald, $10.72 for Mr. Murray, $10.00 for Mr. Trunk, and $6.38 for Mr. Wilson.

  EXECUTIVE STOCK OPTION PLAN

     On June 3, 1994, the Board of Directors of the Company adopted the Stokely USA, Inc. 1994 Executive Stock Option Plan (the "Executive Stock Option Plan"). The Executive Stock Option Plan was ratified by the shareholders of the Company at the Annual Meeting of Shareholders held on August 26, 1994. All key full-time employees of the Company and its subsidiaries are eligible to participate in the Executive Stock Option Plan. The Executive Stock Option Plan provides for the granting of (i) incentive stock options ("ISOs"), (ii) non-qualified stock options ("NSOs"), and (iii) stock appreciation rights ("SARs"). Options for a total of 400,000 shares of Common Stock are available for granting to eligible participants under the Executive Stock Option Plan. Under the Executive Stock Option Plan, the maximum number of shares for which grants may be made to any eligible employee may not exceed 50,000 shares. As of the date hereof, no option grants have been made under the Executive Stock Option Plan.

     The Compensation Committee of the Board, or such other committee appointed by the Board (the "Committee") will administer the Executive Stock Option Plan. The Committee will consist of at least three members of the Board, and a majority of the Committee shall be "disinterested persons," as defined under applicable federal law, at the time any ISOs, NSOs, or SARs are granted under the Executive Stock Option Plan. The Committee also will have the power, subject to the express provisions of the Executive Stock Option Plan, to: (i) determine the recipients and the terms of options granted; (ii) construe and interpret the Executive Stock Option Plan and options granted thereunder; and (iii) establish, amend, and revoke rules and regulations for Executive Stock Option Plan administration as necessary or expedient to make the Executive Stock Option Plan fully effective and in the best interests of the Company. The Committee will determine the maximum number of options which may be exercisable in any year.

                              CERTAIN TRANSACTIONS

WARRANTS TO PURCHASE SHARES OF COMMON STOCK

     In June 1993, the Company requested amendments to certain provisions of the agreements pursuant to which the Company previously had issued senior notes in the aggregate principal amount of $45.0 million to Nationwide Life Insurance Company ("NLIC"), Employers Life Insurance Company of Wisconsin ("ELIC"), West Coast Life Insurance Company ("WCLIC") and the State of Wisconsin Investment Board ("SWIB") (collectively, the "Warrant Holders"). In connection with such amendments, the Company issued Warrants to Purchase Shares of Common Stock (the "Warrants") to NLIC, ELIC, WCLIC and SWIB, evidencing the right to purchase 41,000, 6,000, 3,000 and 40,000 shares of Common Stock, respectively, at an exercise price of $7.88 per share (subject to adjustments to protect the Warrant Holders against dilution in certain circumstances). The Warrant Holders have the option to pay the exercise price in cash or by surrendering for cancellation all or a portion of the senior notes held by them, designating the appropriate unpaid principal amount thereof representing the exercise price. All of the Warrants are immediately exercisable. The Warrants issued to NLIC, ELIC and WCLIC expire on January 15, 2000, and the Warrant issued to SWIB expires on December 15, 2001.

     Pursuant to the provisions of the Warrants, whenever the Company proposes to register its securities under the Securities Act, the Warrant Holders may require the Company, subject to certain limitations, to include in such registration all or a part of the shares issued upon exercise of the Warrants. SWIB intends to exercise its Warrants and sell the 40,000 shares of Common Stock acquired thereto in this Offering.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1994, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, (i) by each person who is known to the Company to own beneficially more than 5% of the Common Stock, (ii) by each of the executive officers of the Company, (iii) by each director of the Company, (iv) by the Selling Shareholder, and (v) by all directors and executive officers as a group.



                                                BENEFICIAL OWNERSHIP                   BENEFICIAL OWNERSHIP
                                                PRIOR TO OFFERING(1)                    AFTER OFFERING(1)
                                              ------------------------               ------------------------
                                                           PERCENT OF     SHARES                  PERCENT OF
                                              NUMBER OF      SHARES        BEING     NUMBER OF      SHARES
                   NAME                       SHARES(2)    OUTSTANDING    OFFERED     SHARES      OUTSTANDING
- -------------------------------------------   ---------    -----------    -------    ---------    -----------
Winogene Kile(3)(4)........................    741,000         8.9%            --     741,000         6.5%
Vernon L. Wiersma(5).......................     33,000           *             --      33,000           *
Stephen W. Theobald(6).....................    266,297         3.2             --     266,297         2.4
Russell J. Trunk(7)........................      4,000           *             --       4,000           *
Leslie J. Wilson(8)........................     10,000           *             --      10,000           *
Robert M. Brill(9).........................     10,000           *             --      10,000           *
Robert Cook(10)............................      4,500           *             --       4,500           *
Eddie W. Foster(11)........................      5,000           *             --       5,000           *
Kenneth C. Murray(12)......................      8,000           *             --       8,000           *
Michael A. Wilkes..........................          0          --             --           0          --
Frank J. Pelisek...........................      1,400           *             --       1,400           *
Orren J. Bradley...........................        500           *             --         500           *
Russell W. Britt...........................        200           *             --         200           *
Charles J. Carey...........................        200           *             --         200           *
James H. DeWees............................          0          --             --           0          --
Ody J. Fish................................      1,000           *             --       1,000           *
Carol Ward Knox............................      1,000           *             --       1,000           *
Thomas W. Mount............................    179,256         2.2             --     179,256         1.6
Joseph B. Weix(13).........................     70,480           *             --      70,480           *
State of Wisconsin Investment Board(14)....     40,000           *         40,000           0          --
All directors and executive officers as a
  group (18 persons).......................    594,833         7.1%            --     594,833         5.2%


- -------------------------
  * Amount represents less than 1% of the total shares of Common Stock outstanding.


 (1) The number of shares of Common Stock deemed outstanding prior to the Offering consists of (i) 8,324,645 shares of Common Stock outstanding as of September 30, 1994, (ii) 90,000 shares of Common Stock issuable pursuant to the exercise of warrants, 40,000 of which are held by SWIB who has notified the Company that it intends to exercise the warrants immediately prior to the Offering and sell such shares of Common Stock acquired pursuant thereto in the Offering, and (iii) 86,500 shares of Common Stock issuable pursuant to options held by the respective person or group which may be exercised within 60 days after September 30, 1994 ("presently exercisable stock options"), as set forth below. The number of shares of Common Stock deemed outstanding after the Offering includes an additional 3,000,000 shares of Common Stock which are being offered for sale by the Company in the Offering.


 (2) Unless otherwise indicated, includes shares of Common Stock held directly by the individuals as well as by members of such individual's immediate family who share the same household, shares held in trust and other indirect forms of ownership over which shares the individuals exercise sole or shared voting and/or dispositive power.

 (3) Winogene Kile's address is P. O. Box 592, Oconomowoc, Wisconsin 53066.

 (4) Includes 50,000 shares of Common Stock held indirectly by Mrs. Kile's husband, as trustee, and 40,000 shares of Common Stock held by Mrs. Kile's husband and a son of Mr. Weix as co-trustees, as to which she disclaims any beneficial ownership.

 (5) Includes 30,000 shares of Common Stock issuable pursuant to presently exercisable stock options.

 (6) Includes 162,191 shares of Common Stock held by Mr. Theobald as co-trustee for which he has shared dispositive and voting power with The First National Bank of Chicago, 88,106 shares of Common Stock held by Mr. Theobald as co-trustee for which he has shared dispositive and voting power with Bank One Wisconsin Trust Company, N.A., and as to which he disclaims any beneficial interest, and 15,000 shares of Common Stock issuable pursuant to presently exercisable stock options.

 (7) Includes 4,000 shares of Common Stock issuable pursuant to presently exercisable stock options.

 (8) Includes 10,000 shares of Common Stock issuable pursuant to presently exercisable stock options.

 (9) Includes 10,000 shares of Common Stock issuable pursuant to presently exercisable stock options.

(10) Includes 4,500 shares of Common Stock issuable pursuant to presently exercisable stock options.

(11) Includes 5,000 shares of Common Stock issuable pursuant to presently exercisable stock options.

(12) Includes 8,000 shares of Common Stock issuable pursuant to presently exercisable stock options.

(13) Includes 50,000 shares of Common Stock held by Mr. Weix as co-trustee for which he has shared dispositive and voting power, and as to which he disclaims any beneficial interest.


(14) Assumes the exercise by SWIB immediately prior to the Offering of Warrants to acquire 40,000 shares of Common Stock.


                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue twenty million (20,000,000) shares of common stock having a par value of $0.05 per share (the "Common Stock") and one million (1,000,000) shares of Preferred Stock having no par value per share (the "Preferred Stock"). The Company currently has 8,324,645 shares of Common Stock issued and outstanding, and will have 11,364,645 shares of Common Stock (11,820,645 shares assuming the Underwriters' over-allotment option is exercised in full) issued and outstanding following completion of the Offering. No shares of Preferred Stock are issued and outstanding.

COMMON STOCK

     Subject to Section 180.1150(2) of the Wisconsin Business Corporation Law (the "WBCL")(described below under "-- Restrictions on Acquisition of the Company"), holders of Common Stock are entitled to one vote for each share of Common Stock held by them on all matters properly presented to shareholders. Subject to the prior rights of the holders of any shares of Preferred Stock that are outstanding, the Board of Directors of the Company may in its discretion declare and pay dividends on the Common Stock out of earnings or assets of the Company legally available for the payment thereof. Subject to the prior rights of the holders of any shares of Preferred Stock that are outstanding, in the event the Company is liquidated, any amounts remaining after the discharge of outstanding indebtedness will be paid pro rata to the holders of the Company's Common Stock. The outstanding shares of Common Stock are, and the Common Stock to be issued in this Offering will be, legally issued, fully paid and nonassessable, except for certain statutory liabilities which may be imposed by
Section 180.0622 of the WBCL for unpaid employee wages. Holders of shares of Common Stock have no statutory preemptive, subscription or conversion rights.

PREFERRED STOCK

     None of the 1,000,000 shares of authorized Preferred Stock will be issued in the Offering. The Company's Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series, shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as are provided in the particular series. No dividends or other distributions are payable on the Common Stock unless dividends are paid in full on the Preferred Stock and all sinking fund obligations for the Preferred Stock, if any, are fully funded. In the event of a liquidation or dissolution of the Company, the outstanding shares of Preferred Stock would have priority over the Common Stock to receive the amount specified in each particular series out of the remaining assets of the Company.

RESTRICTIONS ON ACQUISITION OF THE COMPANY

     Acquisitions of control of the Company are subject to various state statutory restrictions. In addition to these restrictions, there are various provisions in the Company's Articles of Incorporation and By-laws which may be deemed to restrict the ability of a person, firm or entity to acquire the Company. These provisions provide for, among other things, staggered terms of office for members of the Board of Directors and limits on the calling of special meetings of shareholders. Such provisions will render the replacement of the current Board of Directors more difficult. The issuance of Preferred Stock by the Company also may have the effect of delaying or preventing a change of control of the Company. All of these provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which shareholders of the Company may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then-current market price. As a result, shareholders who might desire to participate in such a transaction might not have the opportunity to do so. These provisions also could decrease the likelihood of temporary increases in the price of the Common Stock, which frequently result from non-negotiated takeover attempts, and may tend to perpetuate existing management. The description of these provisions is necessarily general and reference should be made to the actual law and to the Articles of Incorporation and By-laws of the Company. See "Additional Information."

  CERTAIN STATUTORY PROVISIONS

     Section 180.1150(2) of the WBCL provides that the voting power of shares of an "issuing public corporation," such as the Company, which are held by any persons holding in excess of 20% of the voting power of the issuing public corporation's shares, shall be limited to such 20% of the voting power plus 10% of the voting power of such excess shares. This statute is a "scaled voting rights/control share acquisition" statute and is designed to protect corporations against uninvited take-over bids. This statutory voting restriction is not applicable to shares of Common Stock acquired prior to April 22, 1986, shares acquired directly from the Company and shares acquired in certain other circumstances more fully described in Section 180.1150(3) of the WBCL.


     Sections 180.1130 to 180.1134 of the WBCL provide that certain business combinations not meeting specified adequacy-of-price standards set forth in the statute must be approved by the vote of at least (i) 80% of the votes entitled to be cast by shareholders, and (ii) two-thirds of the votes entitled to be cast by holders of voting shares other than voting shares beneficially owned by a "significant shareholder" or an affiliate or associate thereof who is a party to the transaction. The term "business combination" is defined to include, subject to certain exceptions, a merger or consolidation of an issuing public corporation (or any subsidiary thereof), such as the Company, with, or the sale or other disposition of substantially all assets of an issuing public corporation to, any significant shareholder or affiliate thereof. "Significant shareholder" is defined generally to include a person that is the beneficial owner of 10% or more of the voting power of the shares of the issuing public corporation.


     Sections 180.1140 to 180.1145 of the WBCL provide that a "resident domestic corporation," such as the Company, may not engaged in a "business combination" with an "interested stockholder" (a person beneficially owning 10% or more of the aggregate voting power of the stock of such corporation) for three years after the date (the "stock acquisition date") the interested stockholder acquired his or her 10% or greater interest, unless the business combination (or the acquisition of the 10% or greater interest) was approved before the stock acquisition date by such corporation's board of directors. After the three-year period, a business combination that was not so approved may be consummated only if it is approved by a majority of the outstanding voting shares not held by the interested stockholder or is made at a specified formula price intended to provide a fair price for the shares held by disinterested shareholders.

     These statutory restrictions may have the effect of discouraging or making it more difficult for a person to acquire a substantial equity interest in the Company and may otherwise restrict the market for the purchase or sale of a significant number of shares of Common Stock.

  CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Company's Articles of Incorporation provide that if any person or entity (the "Acquiring Person") who is the beneficial owner of 50% or more of the outstanding shares of Common Stock of the Company and if any of such shares of Common Stock were acquired pursuant to a tender offer not recommended by the Board of Directors, then all holders of Common Stock (and holders of rights, options, warrants and securities then exercisable or convertible into Common Stock), with the exception of the Acquiring Person, shall have the right to have their shares of Common Stock redeemed by the Company for cash ("Repurchase Rights"). The Company is required to provide shareholders with notice of their Repurchase Rights (the "Repurchase Notice") within 30 days of the date the Company first receives notice that any person or entity has become an Acquiring Person. The repurchase price shall be the highest of: (i) the highest price per share, including any commissions paid to brokers or dealers, at which shares held by an Acquiring Person were acquired at any time pursuant to a tender offer or in any market purchase within the 18-month period prior to the date shareholders received a Repurchase Notice from the Company; (ii) the highest sales price per share of Common Stock for any trading day during the 18-month period prior to the date shareholders received a Repurchase Notice from the Company; or (iii) shareholders' equity per share of Common Stock as reflected in any report published by the Company as of the fiscal quarter prior to the date shareholders received a Repurchase Notice from the Company.

     The Company's By-laws provide procedures by which shareholders may raise matters at annual meetings and may call special meetings. These provisions also establish the procedure for fixing a record date for special meetings called by shareholders. The affirmative vote of either (i) holders of a majority of the voting power of shares entitled to vote in the election of directors, or (ii) a majority of the directors then in office, is required to amend, repeal or adopt any provision inconsistent with the foregoing By-law provisions.

     Under the Articles of Incorporation, the Board of Directors is divided into three classes. One class is elected each year for a three-year term. In addition, a director may be removed from office only by affirmative vote of at least 80% of the outstanding shares entitled to vote for the election of such director, and any vacancy so created may be filled by the affirmative vote of at least 80% of such shares. The staggered board provisions and the provision regarding the 80% vote required for removal of a director may only be amended by the affirmative vote of shareholders possessing at least 80% of the outstanding shares entitled to vote.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Bank One, Indianapolis, N.A., Indianapolis, Indiana.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), for whom William Blair & Company and Dain Bosworth Incorporated are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the underwriting agreement among the Company, the Selling Shareholder and the Underwriters (the "Underwriting Agreement"), to purchase from the Company and the Selling Shareholder, and the Company and the Selling Shareholder have agreed to sell to the Underwriters, the respective number of shares of Common Stock (excluding the over-allotment shares) set forth opposite each Underwriter's name below:

                                                                              NUMBER OF
                                   UNDERWRITERS                                SHARES
        -------------------------------------------------------------------   ---------
        William Blair & Company............................................
        Dain Bosworth Incorporated.........................................
                                                                              ---------
             Total.........................................................   3,040,000
                                                                              =========

     The nature of the Underwriters' obligations under the Underwriting Agreement is such that all shares of Common Stock being offered must be purchased if any are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters under the Underwriting Agreement may be increased or such Underwriting Agreement may be terminated.

     The Underwriters have advised the Company and the Selling Shareholder that the Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus, and to selected dealers at such price less a concession of not
more than $       per share. Additionally, the Underwriters may allow, and such
dealers may reallow, a concession not in excess of $       per share to certain
other dealers. After the public offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives.

     The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 456,000 shares of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any of such additional shares pursuant to this option, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

     The Company, the Selling Shareholder and all executive officers and directors of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any interest therein for a period of 90 days after the effective date of the Registration Statement of which this Prospectus is a part without the prior written consent of the Representatives.

     The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.


     In connection with this Offering, the Underwriters may engage in passive market-making transactions in the Common Stock on Nasdaq immediately prior to the commencement of the sale of shares in this Offering, in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Passive market-making consists of displaying bids on Nasdaq limited by the bid prices of market-makers not connected with this Offering and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market-maker on each day are limited in amount to a specified percentage of the passive market-marker's average daily trading volume in the Common Stock during a specified period prior to the filing with the Commission of the Registration Statement of which this Prospectus is a part and must be discontinued when such limit is reached. Passive market-making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Michael Best & Friedrich, Milwaukee, Wisconsin. Frank J. Pelisek, a partner of Michael Best & Friedrich, is Chairman of the Board and a director of the Company. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS


     The consolidated financial statements as of March 31, 1993 and 1994, and for each of the three years in the period ended March 31, 1994, included in this Prospectus, the related consolidated financial statement schedules included elsewhere in the Registration Statement, and the consolidated financial statements from which the Selected Consolidated Financial Data as of March 31, 1993 and 1994 and for the three years then ended included in this Prospectus have been derived, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, which reports express an unqualified opinion and include explanatory paragraphs referring to the changes in the methods of valuing inventories, accounting for postretirement benefits other than pensions and accounting for income taxes. Such consolidated financial statements, consolidated financial statement schedules, and Selected Consolidated Financial Data have been included herein and elsewhere in the Registration Statement in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission ("Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain of which have been omitted in accordance with the rules and regulations of the Commission. The omitted information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C., and copies of such materials may be obtained from the public reference section of the Commission, Washington, D.C. 20549, at prescribed rates. For further information with respect to the Company and the shares of Common Stock, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Copies of such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 75 Park Place, New York, New York 10007 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                               STOKELY USA, INC.


                                                                                         PAGE
                                                                                         ----
Independent Auditors' Report..........................................................   F-2
Consolidated Balance Sheets at March 31, 1993 and 1994 and
  September 30, 1994 (unaudited)......................................................   F-3
Consolidated Statements of Operations for the Years Ended
  March 31, 1992, 1993 and 1994 and for the Six Months
  Ended September 30, 1993 and 1994 (unaudited).......................................   F-5
Consolidated Statements of Stockholders' Equity for the
  Years Ended March 31, 1992, 1993 and 1994 and for the
  Six Months Ended September 30, 1994 (unaudited).....................................   F-6
Consolidated Statements of Cash Flows for the Years
  Ended March 31, 1992, 1993 and 1994 and for the
  Six Months Ended September 30, 1993 and 1994 (unaudited)............................   F-7
Notes to Consolidated Financial Statements............................................   F-8

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors of
Stokely USA, Inc.:

     We have audited the accompanying consolidated balance sheets of Stokely USA, Inc. and subsidiaries as of March 31, 1993 and 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of March 31, 1993 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note C to the consolidated financial statements, the Company changed its method of valuing inventories from the last-in, first-out method to the average cost method in 1994 and, retroactively, restated the 1993 and 1992 consolidated financial statements for the change.

     As discussed in Notes E and G to the consolidated financial statements, the Company changed its methods of accounting for postretirement benefits other than pensions effective April 1, 1992 and accounting for income taxes effective April 1, 1993 to conform with Statement of Financial Accounting Standards No. 106 and No. 109, respectively.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
June 17, 1994

                       STOKELY USA, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

ASSETS -- NOTE F


                                                                    MARCH 31,
                                                               --------------------    SEPTEMBER 30,
                                                                 1993        1994          1994
                                                               --------    --------    -------------
                                                                                        (UNAUDITED)
                                                                      (DOLLARS IN THOUSANDS)
CURRENT ASSETS:
  Cash and cash equivalents -- Note A.......................   $  1,251    $  2,898      $   1,178
  Accounts receivable, less allowance for losses ($670, $385
     and
     $372, respectively)....................................     41,515      20,817         25,369
  Refundable income taxes -- Note G.........................      3,869       1,979             --
  Inventories -- Notes A and C..............................    100,591      55,256        129,927
  Prepaid expenses..........................................      1,555       1,983          1,354
                                                               --------    --------      ---------
       TOTAL CURRENT ASSETS.................................    148,781      82,933        157,828
OTHER ASSETS:
  Property held for disposition (net) -- Note B.............      9,419       3,541          2,986
  Trademarks -- Note A......................................        918         838            799
  Other -- Note A...........................................      5,306       3,867          3,273
                                                               --------    --------      ---------
       TOTAL OTHER ASSETS...................................     15,643       8,246          7,058
PROPERTY, PLANT AND EQUIPMENT, at cost -- Note A:
  Land and land improvements................................      2,932       3,184          3,202
  Buildings.................................................     24,370      27,386         27,526
  Machinery and equipment...................................     62,961      66,296         70,992
  Construction in progress..................................      1,637         562             --
                                                               --------    --------      ---------
                                                                 91,900      97,428        101,720
  Less accumulated depreciation.............................     23,481      30,072         33,826
                                                               --------    --------      ---------
                                                                 68,419      67,356         67,894
                                                               --------    --------      ---------
       TOTAL ASSETS.........................................   $232,843    $158,535      $ 232,780
                                                               ========    ========      =========


          See accompanying Notes to Consolidated Financial Statements.

                       STOKELY USA, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                    MARCH 31,
                                                               -------------------   SEPTEMBER 30,
                                                                 1993       1994         1994
                                                               --------   --------   -------------
                                                                                      (UNAUDITED)
                                                                     (DOLLARS IN THOUSANDS)
CURRENT LIABILITIES:
  Notes payable -- Note F..................................... $ 31,258   $ 17,992     $  35,875
  Accounts payable............................................   39,159     13,867        66,701
  Accrued compensation and withholdings.......................    3,462      3,065         3,878
  Other accrued liabilities...................................    5,291      1,840         1,978
  Income taxes -- Note G......................................      531        230           881
  Current maturities on long-term debt........................    2,259      3,868         2,458
                                                               --------   --------     ---------
                                                                 81,960     40,862       111,771
  Additional long-term debt classified as a current liability
     -- Note F................................................   26,195         --            --
                                                               --------   --------     ---------
       TOTAL CURRENT LIABILITIES..............................  108,155     40,862       111,771
LONG-TERM DEBT -- Less current maturities -- Note F...........   82,854     80,438        79,871
OTHER LIABILITIES -- Note D...................................    7,057      4,595         4,740
STOCKHOLDERS' EQUITY -- Notes F and H:
  Preferred stock -- no par value, authorized 1,000,000
     shares, none issued......................................       --         --            --
  Common stock -- $0.05 par value, authorized 20,000,000
     shares, issued 8,435,195 shares..........................      422        422           422
  Additional paid-in capital..................................   18,636     18,661        18,665
  Retained earnings...........................................   16,396     14,181        17,939
                                                               --------   --------     ---------
                                                                 35,454     33,264        37,026
  Less treasury stock at cost (119,500, 110,550 and 110,550
     shares, respectively)....................................     (677)      (624)         (628)
                                                               --------   --------     ---------
       TOTAL..................................................   34,777     32,640        36,398
COMMITMENTS AND CONTINGENCIES -- Note I.......................       --         --            --
                                                               --------   --------     ---------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.................. $232,843   $158,535     $ 232,780
                                                               ========   ========     =========


          See accompanying Notes to Consolidated Financial Statements.

                       STOKELY USA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                  SIX MONTHS ENDED
                                                  YEAR ENDED MARCH 31,              SEPTEMBER 30,
                                            ---------------------------------   ---------------------
                                              1992        1993        1994        1993        1994
                                            ---------   ---------   ---------   ---------   ---------
                                                                                     (UNAUDITED)
                                                      (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
REVENUES:
  Net sales................................  $280,368    $281,382    $256,145    $127,505     $97,131
  Other -- Note K..........................       676       2,145       4,691       4,600          99
                                              -------     -------     -------     -------      ------
       TOTAL REVENUES......................   281,044     283,527     260,836     132,105      97,230
COSTS AND EXPENSES:
  Cost of products sold....................   238,804     249,982     216,392     113,592      74,148
  Selling, general and administrative
     expenses -- Note I....................    48,481      42,139      36,476      18,016      13,464
  Nonrecurring charge -- Note B............        --      21,145          --          --          --
  Interest.................................     8,592      12,721      12,710       6,482       4,914
                                              -------     -------     -------     -------      ------
       TOTAL COSTS AND EXPENSES............   295,877     325,987     265,578     138,090      92,526
EARNINGS (LOSS) BEFORE INCOME TAXES
  (CREDIT) AND CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE..................   (14,833)    (42,460)     (4,742)     (5,985)      4,704
INCOME TAXES (CREDIT) -- Note G............    (4,931)    (12,983)     (2,527)       (718)        946
                                              -------     -------     -------     -------      ------
EARNINGS (LOSS) BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE...........    (9,902)    (29,477)     (2,215)     (5,267)      3,758
CUMULATIVE EFFECT OF CHANGE IN METHOD OF
  ACCOUNTING FOR POSTRETIREMENT BENEFITS --
  Note E (net of income tax benefit of
  $850)....................................        --      (1,650)         --          --          --
                                              -------     -------     -------     -------      ------
NET EARNINGS (LOSS)........................  $ (9,902)   $(31,127)   $ (2,215)   $ (5,267)    $ 3,758
                                              =======    ========     =======    ========     =======
PER SHARE AMOUNTS:
  Earnings (loss) per common share before
     cumulative effect of a change in
     accounting method.....................  $  (1.19)   $  (3.55)   $  (0.27)    $ (0.63)    $  0.45
  Cumulative effect of a change in method
     of accounting for postretirement
     benefits -- Note E....................        --    $  (0.20)         --          --          --
                                              -------     -------     -------     -------      ------
NET EARNINGS (LOSS) PER SHARE OF COMMON
  STOCK....................................  $  (1.19)   $  (3.75)   $  (0.27)   $  (0.63)    $  0.45
                                              =======    ========    ========    ========     =======
WEIGHTED AVERAGE SHARES OUTSTANDING........ 8,288,255   8,301,591   8,319,649   8,315,839   8,324,645


          See accompanying Notes to Consolidated Financial Statements.

                       STOKELY USA, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                        COMMON STOCK         ADDITIONAL                  TREASURY STOCK
                                    ---------------------     PAID-IN      RETAINED    -------------------
                                     SHARES       AMOUNT      CAPITAL      EARNINGS    SHARES      AMOUNT
                                    ---------    --------    ----------    --------    -------    --------
                                                             (DOLLARS IN THOUSANDS)
Balances, April 1, 1991, as
  previously reported.............  8,435,195      $422       $ 18,628     $ 53,742    152,700     $ (867)
Restatement for change in method
  of valuing inventories -- Note
  C...............................         --        --             --        5,341         --         --
                                    ---------    ------       --------     --------    -------    -------
Balances, as restated April 1,
  1991............................  8,435,195       422         18,628       59,083    152,700       (867)
Net loss..........................         --        --             --       (9,902)        --         --
Cash dividends declared $0.20 a
  share...........................         --        --             --       (1,658)        --         --
Exercise of stock options.........         --        --              6           --     (8,500)        49
                                    ---------    ------       --------     --------    -------    -------
Balances, March 31, 1992..........  8,435,195       422         18,634       47,523    144,200       (818)
Net loss..........................         --        --             --      (31,127)        --         --
Exercise of stock options.........         --        --              2           --    (24,700)       141
                                    ---------    ------       --------     --------    -------    -------
Balances, March 31, 1993..........  8,435,195       422         18,636       16,396    119,500       (677)
Net loss..........................         --        --             --       (2,215)        --         --
Stock warrants issued.............         --        --             23           --         --         --
Exercise of stock options.........         --        --              2           --     (8,950)        53
                                    ---------    ------       --------     --------    -------    -------
Balances, March 31, 1994..........  8,435,195       422         18,661       14,181    110,550       (624)
Net earnings......................         --        --             --        3,758         --         --
Reclassification..................         --        --              4           --         --         (4)
                                    ---------    ------       --------     --------    -------    -------
Balances, September 30, 1994
  (unaudited).....................  8,435,195      $422       $ 18,665     $ 17,939    110,550     $ (628)
                                    =========    ======       ========     ========    =======    =======


          See accompanying Notes to Consolidated Financial Statements.

                       STOKELY USA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                        SIX MONTHS ENDED
                                                           YEAR ENDED MARCH 31,           SEPTEMBER 30,
                                                      ------------------------------   -------------------
                                                        1992       1993       1994       1993       1994
                                                      --------   --------   --------   --------   --------
                                                                                           (UNAUDITED)
                                                                     (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)................................ $ (9,902)  $(31,127)  $ (2,215)  $ (5,267)  $  3,758
  Adjustments to net earnings (loss):
    Depreciation.....................................    8,461      9,286      7,230      4,947      3,754
    Nonrecurring charge..............................       --     21,145         --         --         --
    Deferred compensation and postretirement
       benefits......................................       62      2,713        (36)        59        145
    Deferred income taxes............................      734     (9,833)        --         --         --
    Amortization of trademarks.......................       96         82         80         41         39
    Amortization of deferred debt issuance costs.....      131        887      1,637        688        960
    Provision for equipment writedown................      350         --         --         --         --
    Provision for bad debts..........................      (70)       270       (285)      (139)       (13)
    Gains on disposal of property, plant and
       equipment.....................................     (117)      (693)      (361)      (363)        --
                                                      --------   --------   --------   --------   --------
                                                          (255)    (7,270)     6,050      5,233      4,885
  Changes in operating assets and liabilities:
    Accounts receivable..............................    1,378    (14,824)    20,983     16,122     (4,539)
    Refundable income taxes..........................   (3,765)     1,831      1,890      2,917      1,979
    Inventories......................................   (5,587)    (2,526)    45,335    (12,052)   (74,671)
    Prepaid expenses.................................      725        769       (428)        75        629
    Accounts payable.................................    2,914     23,739    (25,292)     9,317     52,834
    Accrued compensation and withholdings............    1,069        307       (397)     1,586        813
    Profit sharing contribution......................     (522)        --         --         --         --
    Income taxes.....................................      (79)      (135)      (301)       (89)       651
    Other -- net.....................................      393       (448)    (9,773)    (7,945)       138
                                                      --------   --------   --------   --------   --------
                                                        (3,474)     8,713     32,017      9,931    (22,166)
                                                      --------   --------   --------   --------   --------
  Net cash provided by (used in) operating
    activities.......................................   (3,729)     1,443     38,067      9,897    (13,523)
                                                      --------   --------   --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment.........  (21,713)   (12,871)    (5,174)    (3,957)    (4,292)
  (Increase) decrease in construction funds held by
    trustee..........................................     (560)     1,362         --         --         --
  Proceeds from sales of property, plant and
    equipment........................................      164      3,197      9,143      4,846        555
  Acquisition of business............................   (9,260)        --         --         --         --
  Other -- net.......................................   (2,162)     1,034       (176)      (224)      (366)
                                                      --------   --------   --------   --------   --------
  Net cash provided by (used in) investing
    activities.......................................  (33,531)    (7,278)     3,793        665     (4,103)
                                                      --------   --------   --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Change in short-term debt (net)....................    6,609     13,036    (31,266)    (7,273)    17,883
  Proceeds from long-term debt.......................   23,000         --         --         --         --
  Payments of long-term debt.........................   (1,999)    (2,296)    (9,002)    (3,135)    (1,977)
  Payments of cash dividends.........................   (1,658)      (415)        --         --         --
  Payments of deferred debt issuance costs...........     (248)    (3,436)        --         --         --
  Exercise of stock options..........................       55        143         55          8         --
                                                      --------   --------   --------   --------   --------
  Net cash provided by (used in) financing
    activities.......................................   25,759      7,032    (40,213)   (10,400)    15,906
                                                      --------   --------   --------   --------   --------
Net increase (decrease) in cash and cash
  equivalents........................................  (11,501)     1,197      1,647        162     (1,720)
Cash and cash equivalents at beginning of year.......   11,555         54      1,251      1,251      2,898
                                                      --------   --------   --------   --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR............... $     54   $  1,251   $  2,898   $  1,413   $  1,178
                                                      ========   ========   ========   ========   ========


          See accompanying Notes to Consolidated Financial Statements.

                       STOKELY USA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED MARCH 31, 1992, 1993 AND 1994


 (INFORMATION PERTAINING TO THE SIX MONTHS ENDED SEPTEMBER 30, 1993 AND 1994 IS
                                  UNAUDITED.)


NOTE A -- DESCRIPTION OF COMPANY BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Stokely USA, Inc. and its subsidiaries (the "Company") are engaged primarily in the processing, marketing and distribution of both branded and private label canned and frozen vegetables, which management considers to be a single segment.


     Unaudited Six Month Periods -- Detailed footnote information for the six month periods is not presented. In the opinion of management, the unaudited interim financial information reflects all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation thereof. The results of operations for the six months ended September 30, 1994 are not necessarily indicative of results expected for the year ending March 31, 1995.


     Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Cash Equivalents -- The Company considers all highly liquid investments with purchased maturities of three months or less to be cash equivalents.

     Inventories -- Inventories are stated at the lower of cost or market. Cost has been determined using the average cost method (see Note C).

     Deferred Debt Issuance Costs -- Included in Other Assets in the consolidated balance sheets are unamortized deferred debt issuance costs of $3,268,000 and $2,435,000 at March 31, 1993 and 1994, respectively. The debt issuance costs are being amortized by the straight-line or interest method over the life of the related debt issue. The accumulated amortization was $1,290,000 and $2,927,000, respectively, at March 31, 1993 and 1994.

     Depreciation -- Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets on the straight-line method.

     Trademarks -- Trademarks are being amortized on a straight-line basis primarily over 20 years. Accumulated amortization was $691,000 and $771,000, respectively, at March 31, 1993 and 1994.

NOTE B -- NONRECURRING CHARGE


     During the fourth quarter of fiscal 1993, the Company recorded a nonrecurring charge aggregating $21,145,000 related to its decision to sell, close or downsize certain processing facilities. The nonrecurring charge included the write-down of such processing facilities and related equipment to their estimated net realizable or salvage value. Also included in the nonrecurring charge are provisions for severance, consolidation costs, plant carrying costs and the write-down of certain discontinued inventories to their estimated net realizable value. At March 31, 1994, the property held for disposition consists of three processing facilities and related equipment.


NOTE C -- INVENTORIES

     Inventories (in thousands) consisted of the following:

                                                               FINISHED    MANUFACTURING
                                                                GOODS        SUPPLIES        TOTAL
                                                               --------    -------------    --------
March 31, 1993..............................................   $ 93,656       $ 6,935       $100,591
March 31, 1994..............................................     50,256         5,000         55,256

                       STOKELY USA, INC. AND SUBSIDIARIES

NOTE C -- INVENTORIES (CONTINUED)

     During the fourth quarter of 1994, the Company changed its method of valuing its inventories from the last-in, first-out ("LIFO") method to the average cost method. Management believes that the average cost method provides a more meaningful presentation of the Company's financial position and related financial ratios. In accordance with generally accepted accounting principles, the prior years' financial statements have been retroactively adjusted to reflect this change. The effect of this restatement was to reduce the net loss in 1992 by $842,000 or $0.11 per share and increase the net loss in 1993 by $784,000 or $.09 per share. In addition, the effect of the restatement was to increase retained earnings at April 1, 1991 by $5,341,000.

NOTE D -- OTHER LIABILITIES

     Other liabilities (in thousands) consisted of the following:

                                                                                  MARCH 31,
                                                                               ----------------
                                                                                1993      1994
                                                                               ------    ------
Postretirement benefits.....................................................   $2,719    $2,769
Accrued disposition costs...................................................    2,426        --
Deferred compensation.......................................................    1,912     1,826
                                                                               ------    ------
                                                                               $7,057    $4,595
                                                                               ======    ======

NOTE E -- EMPLOYEES' RETIREMENT PLAN AND OTHER BENEFIT PLANS

     The Company provides certain postretirement health care benefits and life insurance benefits to retired employees. The benefits and eligibility requirements vary by location and various union agreements.

     Generally, eligibility is attained at age 55 or 62 with minimum service requirements. Employees hired currently by the Company are not entitled to postretirement health care benefits. The medical benefits generally are subject to lifetime maximum benefits of $750,000 and after age 65 are coordinated with Medicare. During the year ended March 31, 1993, the Company adopted, effective April 1, 1992, Statement of Financial Accounting Standard No. 106 ("SFAS No. 106"), "Employers' Accounting for Postretirement Benefits Other than Pensions." The Company previously had provided for postretirement health care benefits on a pay-as-you-go basis. In connection with the adoption of SFAS No. 106, the Company elected to recognize as expense during 1993 the entire accumulated postretirement benefit obligation (transition obligation) aggregating $2,500,000 as of April 1, 1992, rather than amortizing such amount to expense over a 20-year period. The Company continues to fund benefit costs on a pay-as-you-go basis.

                       STOKELY USA, INC. AND SUBSIDIARIES

NOTE E -- EMPLOYEES' RETIREMENT PLAN AND OTHER BENEFIT PLANS (CONTINUED)

     The following table sets forth the plan's status reconciled with amounts recognized in the balance sheet:

                                                                                  MARCH 31,
                                                                               ----------------
                                                                                1993      1994
                                                                               ------    ------
                                                                                (IN THOUSANDS)
Accumulated postretirement benefit obligation:
  Retirees..................................................................   $1,371    $1,377
  Fully eligible active plan participants...................................      227       234
  Other active plan participants............................................    1,121     1,174
                                                                               ------    ------
                                                                                2,719     2,785
Unrecognized net loss.......................................................       --        16
                                                                               ------    ------
Accrued postretirement benefit cost.........................................   $2,719    $2,769
                                                                               ======    ======

                                                                                 YEAR ENDED
                                                                                 MARCH 31,
                                                                               --------------
                                                                               1993      1994
                                                                               ----      ----
Net periodic postretirement benefit cost included the following components:
  Service cost -- benefits attributed to service during period..............   $122      $131
  Interest cost on accumulated postretirement benefit obligation............    193       206
  Curtailment gain..........................................................     --       (71)
                                                                               ----      ----
Net periodic postretirement benefit cost....................................   $315      $266
                                                                               ====      ====

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 14% in 1994, gradually declining to 6% in 2001.

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8% in 1993 and 7.5% in 1994.

     If the health care cost trend assumptions were increased by 1%, the accumulated postretirement benefit obligation as of March 31, 1994, would increase by $230,000. The effect of this change on the aggregate of the service cost and interest cost would be an additional charge to expense of approximately $35,000 for the year ended March 31, 1994.

     During 1994, the Company had a curtailment gain which represented the accumulated postretirement benefit obligation of employees at operations divested of during the year.

     The Company has a profit sharing plan which covers substantially all full-time employees who have completed one year (minimum of 1,000 hours) of service and provides for Company contributions to a separate trust based upon 8% of the profit sharing income base as defined in the plan. No profit sharing contributions were required during the three years ended March 31, 1994.

     In addition, the Company also has salary deferral profit sharing plans (401(k) plans) and other defined contribution plans. Contributions under these plans were $661,000, $670,000, and $337,000 in 1992, 1993 and 1994,
respectively.


     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits." This statement requires the accrual of postemployment benefits during the years an employee provides services. The Statement must be adopted during the year ending March 31, 1995. The impact of adoption of this Statement will not be material.

                       STOKELY USA, INC. AND SUBSIDIARIES

NOTE F -- NOTES PAYABLE AND LONG-TERM DEBT

                                                                                 MARCH 31,
                                                                            -------------------
                                                                              1993       1994
                                                                            --------    -------
                                                                              (IN THOUSANDS)
9.37% senior notes due January 2000......................................   $ 25,000    $21,186
9.74% senior notes due December 2001.....................................     19,500     16,071
Revolving credit notes...................................................     35,000     17,000
Industrial Development Revenue Bonds:
  7.00% to 8.88%.........................................................     27,748     26,569
  5.28% (floating at 88% of prime).......................................        850        600
  4.32% (floating at 72% of prime).......................................        360        180
  4.05% Variable.........................................................      2,850      2,700
                                                                            --------    -------
                                                                             111,308     84,306
Less:
  Current maturities on long-term debt...................................     (2,259)    (3,868)
  Additional long-term debt classified as current liability..............    (26,195)        --
                                                                            --------    -------
                                                                            $ 82,854    $80,438
                                                                            ========    =======

     On August 20, 1992, the Company entered into a loan and security agreement with a commercial lender and various banks which provides for borrowings under revolving credit loans and matures on May 31, 1995. The agreement, which was amended on June 15, 1993, provides for maximum borrowings under revolving credit loans of $100,000,000. Borrowings under the revolving credit loans bear interest at 2.25% over a specified bank's reference rate on the first $40,000,000 of loans and 1.25% over the reference rate on any borrowings in excess of $40,000,000. The amended agreement generally restricts borrowings to an amount equal to 85% of eligible accounts receivable plus 65% of eligible inventory subject to an inventory sub-limit, as defined in the agreement, reduced by the amount of any outstanding letters of credit and $8,140,000.

     The amended agreement requires an agent's fee of .25% per annum times the average daily used portion of the commitment, including outstanding letters of credit. The amended agreement required the Company to pay a restructuring fee of $600,000 in installments and provides for a fee equal to .25% per annum of the unused portion of the commitment.

     Covenants contained in the amended agreement require the Company to maintain minimum levels of adjusted tangible net worth, net cash flow and interest coverage. Other covenants place limitations on liens, capital expenditures, leases, disposition of assets, dividends and the ability to incur additional debt.

     In addition to the covenants under the amended loan and security agreement, the Company also has similar covenants under its various other agreements. At March 31, 1994, all of the retained earnings are restricted as to the payment of future cash dividends.

     On June 15, 1993, the Company issued warrants to the holders of the 9.37% and 9.74% senior notes in consideration for amending the applicable loan agreement. The warrants entitle the holders to purchase an aggregate of 90,000 shares of common stock at a price of $7.88 per share through January 15, 2000. The estimated fair market value of the warrants at June 15, 1993, aggregating $22,500, has been credited to additional paid-in capital.

                       STOKELY USA, INC. AND SUBSIDIARIES

NOTE F -- NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

     During 1993 certain Industrial Revenue Development Bond issues were classified as current liabilities because the Company was in technical default of certain financial ratio covenants. During 1994, all of the Industrial Revenue Development Bond issues, with the exception of one issue aggregating $1,400,000, were amended by the bondholders such that the Company was in compliance with the related debt covenants and, accordingly, such amounts have been classified as long-term debt at March 31, 1994. On June 13, 1994, the trustee of the $1,400,000 Paulding, Ohio, bond issue declared these bonds immediately payable due to events of default under the Indenture of Trust. Therefore, the bonds are included in current maturities of long-term debt at March 31, 1994. The facility related to the Paulding bond issue was sold during 1994, and proceeds from the sale, aggregating $1,400,000, were placed in a segregated cash account in anticipation of the acceleration notice from the Trustee.

     The amended loan and security agreement and the senior note agreements contain cross-default provisions. Such cross-default provisions specify that a default on any other debt agreement is also an event of default under the agreement containing the cross-default provision. In addition, the amended loan and security agreement and the senior note agreements contain acceleration clauses which give the holders the right to accelerate the maturity date of the obligation if any other obligation owed by the Company is accelerated or payment is demanded other than in accordance with the stated maturity dates. The Company has obtained waivers from the holders of the revolving credit notes and the senior notes with respect to the cross-default provision and acceleration clauses relating to the Paulding issue.

     Substantially all of the assets of the Company are pledged as collateral under the various loan agreements.

     At March 31, 1994, $17,992,000 of revolving credit loans payable were classified as short-term, reflecting the Company's intent to repay these borrowings during 1995. The interest rate on the outstanding revolving credit loans (including the amounts classified as long-term) at March 31, 1994, was 8.5%.

     The stated aggregate amounts of scheduled maturities on long-term debt each year for the five years subsequent to March 31, 1994, are as follows: 1995 -- $3,868,000; 1996 -- $19,536,000; 1997 -- $2,150,000; 1998 -- $2,650,000; and
1999 -- $7,215,000.

     Revolving credit loans payable at March 31, 1994, under the Company's amended loan and security agreement approximate estimated fair value as the interest rate remained unchanged under the amended agreement on June 15, 1993. The 9.37% and 9.74% senior notes are estimated to have an approximate fair value of $22,296,217 and $16,695,826, respectively, at March 31, 1994, based on quoted prices for similar issues for debt of the same maturities. Management of the Company has estimated the fair value of the Industrial Development Revenue Bond issues to be approximately $29,148,000.

NOTE G -- INCOME TAXES

     Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 109 ("SFAS No. 109"). This statement requires that deferred income taxes be calculated using an asset and liability method, which generally requires the recognition of the tax consequences on future years of events which have been recognized in financial statements. In addition, a valuation allowance is to be recognized if it is more likely than not that some or all of a deferred tax asset will not be realized. Due to the recent history of operating losses, a valuation allowance has been established which reduces the deferred tax assets to zero after giving effect to deferred tax liabilities. There was no material cumulative effect of adoption of SFAS No. 109 on the financial position or results of operations of the Company for the year ended March 31, 1994.

                       STOKELY USA, INC. AND SUBSIDIARIES

NOTE G -- INCOME TAXES (CONTINUED)

     Income taxes consisted of the following:


                                                                        YEAR ENDED MARCH 31,
                                                                   ------------------------------
                                                                    1992        1993       1994
                                                                   -------    --------    -------
                                                                           (IN THOUSANDS)
Currently payable (refundable):
  Federal.......................................................   $(5,765)   $ (4,050)   $(2,577)
  State.........................................................       100          50         50
Deferred -- federal.............................................       734      (8,983)        --
                                                                   -------    --------    -------
                                                                   $(4,931)   $(12,983)   $(2,527)
                                                                   =======    ========    =======


     Total incomes tax credits differ from the amounts computed by applying the federal income tax rate to loss before income taxes. The following table provides a reconciliation between the United States statutory rate to the effective tax rate reported:


                                                                       YEAR ENDED MARCH 31,
                                                                  ------------------------------
                                                                   1992        1993        1994
                                                                  ------      ------      ------
U.S. statutory rate............................................    34.0%       34.0%       34.0%
State income taxes net of federal income tax benefits..........    (0.6)       (0.1)       (1.1)
Effect of net operating loss carryback.........................      --        (4.0)        3.6
Tax rate differential on carryback of product liability
  claim........................................................      --          --         5.2
Adjustment of prior years accrual..............................      --          --        11.6
Other items -- net.............................................    (0.2)        0.5          --
                                                                  -----       -----       -----
Effective tax rate.............................................    33.2%       30.6%       53.3%
                                                                  =====       =====       =====


     Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) net operating loss and tax credit carryforwards. Significant components of the Company's net deferred tax liability as of March 31, 1994, are as follows:

                                                                                  (IN THOUSANDS)
Deferred tax assets:
  Reserves not currently deductible............................................      $  1,325
  Provision for nonrecurring charge............................................         2,451
  Postretirement benefits......................................................           942
  Tax credit carryforwards.....................................................         2,921
  Net operating loss carryforwards.............................................         7,922
  Valuation allowance..........................................................        (4,520)
                                                                                    ---------
Total deferred tax assets......................................................        11,041
                                                                                    ---------
Deferred tax liabilities:
  Change in method of inventory valuation......................................         1,530
  Deferred casualty gain.......................................................         1,408
  Tax over book depreciation...................................................         7,816
  Other........................................................................           287
                                                                                    ---------
Total deferred tax liabilities.................................................        11,041
                                                                                    ---------
Net deferred tax liability.....................................................      $      0
                                                                                    =========

                       STOKELY USA, INC. AND SUBSIDIARIES

NOTE G -- INCOME TAXES (CONTINUED)

     Deferred income taxes for 1992 and 1993 resulted principally from depreciation, provision for nonrecurring charges and inventory valuations. At March 31, 1994, the Company had an alternative minimum tax credit carry-forward of approximately $1,916,000, which may be carried forward indefinitely, and the Company also had a general business credit carryforward of approximately $1,005,000 which expires in various years through 2003 to 2008. At March 31, 1994, the Company had net operating loss carryforwards of approximately $23,300,000 which expire in the year 2009.

NOTE H -- CAPITAL STOCK

     In June 1989, the Company amended its Articles of Incorporation to grant, in the event any person ("Acquiring Person") becomes the beneficial owner, as defined, of 50% or more of the Company's common stock, any of which was acquired pursuant to a tender offer, such holder of common stock other than the Acquiring Person the right to have their shares repurchased for cash by the Company. The repurchase price will be the highest of (i) the highest price paid by Acquiring Person for those shares acquired within the prior 18 months, (ii) the highest price on any trading day in the prior 18 months, or (iii) the per common share amount of stockholders' equity as reflected in the previously completed quarter.

     In 1985, the stockholders approved a 1985 Incentive Stock Option Plan pursuant to which 320,000 shares of the Company's common stock were reserved for the grant of options to executive officers and other key employees. Under the Plan, stock grants may be made over a ten-year period at not less than 100% of fair market value at the date of grant. One year after date of grant, 50% of the options become exercisable with the remaining options exercisable after the second year. No option granted under the Plan may be exercised more than ten years after the date of grant. Changes in shares as to options are as follows:

                                                                    NUMBER OF SHARES OF COMMON STOCK
                                                                  ------------------------------------
                                                                              OUTSTANDING
                                                                  RESERVED      OPTIONS      AVAILABLE
                                                                  --------    -----------    ---------
Balances at April 1, 1991 ($5.125 to $16.25)...................    266,700      159,500        107,200
Granted ($10.50)...............................................         --       53,500        (53,500)
Expired ($16.25)...............................................         --       (4,000)         4,000
Exercised ($5.125 to $6.875)...................................     (8,500)      (8,500)            --
                                                                  --------    ---------      ---------
Balances at March 31, 1992 ($5.125 to $15.875).................    258,200      200,500         57,700
Granted ($6.25 to $10.625).....................................         --       19,600        (19,600)
Expired ($5.125 to $16.25).....................................         --      (36,200)        36,200
Exercised ($5.125 to $10.50)...................................    (24,700)     (24,700)            --
                                                                  --------    ---------      ---------
Balances at March 31, 1993 ($5.125 to $15.875).................    233,500      159,200         74,300
Granted ($6.125 to $8.625).....................................         --        6,500         (6,500)
Expired ($6.25 to $15.125).....................................         --      (14,750)        14,750
Exercised ($5.125 to $6.875)...................................     (8,950)      (8,950)            --
                                                                  --------    ---------      ---------
Balances at March 31, 1994.....................................    224,550      142,000         82,550
                                                                   =======    =========        =======


At March 31, 1994, a total of 133,950 options were exercisable at $5.125 to $15.875 per share.



     In addition, during 1990 the Company granted options to purchase 17,500 shares of Common Stock at $10.00 per share to certain employees. These options have substantially the same terms as the Incentive Stock Option Plan. During 1993, options for 15,000 of these shares expired.

                       STOKELY USA, INC. AND SUBSIDIARIES

NOTE I -- COMMITMENTS AND CONTINGENCIES

     The Company has operating leases covering primarily equipment and land. The majority of the equipment leases are for terms of one year or less. The Company does, however, in the normal course of business continue to lease the equipment after the minimum lease period. Certain leases require payment of insurance and maintenance costs.

     Aggregate minimum rental commitments at March 31, 1994 under noncancellable leases with terms of more than one year are immaterial.

     Total rent expense aggregated approximately $3,268,000, $2,850,000 and $1,900,000, respectively, during the years 1992, 1993 and 1994.


     During fiscal 1994, the Company settled a product liability claim resulting in a charge of $2,050,000. The product liability claim relates to an acquired business and predates the acquisition of such business.



     The Company is involved in various legal actions and claims primarily arising in the normal course of its business. In the opinion of management of the Company, the liability, if any, would not have a material effect on the Company's financial condition or results of operations.


NOTE J -- SUPPLEMENTAL CASH FLOW DISCLOSURES

     Cash payments for (refunds of) interest and income taxes were as follows:

                                                                        YEAR ENDED MARCH 31,
                                                                    -----------------------------
                                                                     1992       1993       1994
                                                                    -------    -------    -------
                                                                           (IN THOUSANDS)
Interest.........................................................   $ 7,246    $11,607    $11,854
Income taxes -- net..............................................    (1,821)    (5,695)    (4,118)

NOTE K -- INSURANCE CLAIM

     During fiscal 1993, the Company had a boiler explosion and ensuing fire at its Hoopeston, Illinois, processing facility. An initial claim was filed with the insurance carrier relating to the property and equipment destroyed and the estimated business interruption losses incurred. As of March 31, 1993, advances had aggregated $5,000,000, of which $1,250,000 was received in cash and $3,750,000 was included in accounts receivable. This advance was recorded to write off $2,500,000 of property and equipment destroyed in the fire and to record a gain of $2,500,000 relating to recovery of expenses incurred and lost margin resulting from the fire.

     During fiscal 1994, the Company received additional insurance proceeds from the final settlement of this claim, resulting in a gain included in other revenues of $4,118,000.

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY STOKELY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Stokely Restructuring Program.........    6
Risk Factors..........................    7
Use of Proceeds.......................   10
Price Range of Common Stock...........   10
Dividend Policy.......................   11
Dilution..............................   11
Capitalization........................   12
Selected Consolidated Financial
  Data................................   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   14
Business..............................   24
Management............................   37
Certain Transactions..................   44
Principal and Selling Shareholders....   45
Description of Capital Stock..........   46
Underwriting..........................   49
Legal Matters.........................   50
Experts...............................   50
Additional Information................   50
Index to Consolidated Financial
  Statements..........................  F-1


- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                  3,040,000 SHARES

              [LOGO] STOKELY USA, INC.

                    COMMON STOCK

              ------------------------

                     PROSPECTUS

                               , 1994
              ------------------------

              WILLIAM BLAIR & COMPANY

                   DAIN BOSWORTH
                    INCORPORATED
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        Registration Fee -- Securities and Exchange Commission.............   $ 13,718
        NASD Filing Fee....................................................      4,478
        NASDAQ Listing Fees................................................     17,500
        Printing and Engraving Expenses....................................    150,000
        Accounting Fees....................................................     40,000
        Transfer Agent Fees................................................     10,000
        Legal Fees and Expenses............................................    150,000
        Blue Sky Qualification Fees and Expenses (including Fees of
          Counsel).........................................................     10,000
        Miscellaneous......................................................     29,304
                                                                              --------
             Total.........................................................   $425,000
                                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company is incorporated under the Wisconsin Business Corporation Law ("WBCL"). Under Section 180.0851(1) of the WBCL, the Company is required to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if such person was a party because he or she was a director or officer of the Company. In all other cases, the Company is required by Section 180.0851(2) to indemnify a director or officer against liability incurred in a proceeding to which such a person was a party because he or she was a director or officer of the Company, unless it is determined that he or she breached or failed to perform a duty owed to the Company and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. Section 180.0858(1) provides that, subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the company's articles of incorporation, by-laws, a written agreement or a resolution of the Board of Directors or shareholders.

     Section 180.0859 of the WBCL provides that it is the public policy of the state of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required to be permitted under Sections 180.0850 to
180.0858 of the WBCL, for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

     Section 180.0828 of the WBCL provides that, with certain exceptions, a director is not liable to a corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes any of the four exceptions to mandatory indemnification under Section 180.0851(2) referred to above.

     Under Article VII of the Company's By-laws, directors and officers are indemnified against liability, in both derivative and nonderivative suits, which they may incur in their capacities as such, subject to certain determinations by the Board of Directors, independent legal counsel or the shareholders that the applicable standards of conduct have been met. The scope of such indemnification is substantially the same as permitted and described in Sections 180.0850 to
180.0858 of the WBCL.

     Under Section 180.0833 of the WBCL, directors of the Company against whom claims are asserted with respect to the declaration of improper dividends or distributions to shareholders or certain other improper acts which they approved are entitled to contribution from other directors who approved such actions and from shareholders who knowingly accepted an improper dividend or distribution, as provided therein.

     The directors and officers of the Company and its subsidiaries are covered by a directors' and officers' liability insurance policy. The insurance policy provides that, subject to the applicable liability limits and retention amounts, the insurer will reimburse directors and officers of the Company for a "loss" (as defined in the policy) sustained by a director or officer resulting from any "claim" (as defined in the policy) made against them for a "wrongful act" (as defined in the policy), except for such a loss which the Company indemnifies (or is required or permitted to indemnify) the director or officer. The policy also provides that, subject to the applicable liability limits and retention amounts, the insurer will reimburse the Company for a loss for which the Company has lawfully indemnified (or is required or permitted by law to indemnify) a director or officer resulting from any such claim. Subject to certain exclusions set forth in the policy, "wrongful act" is defined in the policy to mean any negligent act, error, omission, misstatement, misleading statement, or breach of duty by the Company's directors or officers in the discharge of their duties solely in their capacities as such directors or officers.

     The Registrant will agree to indemnify, defend and hold harmless each of the Underwriters and each person who controls any Underwriters from and against any loss, expense, liability or claim under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or otherwise which arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or in the Prospectus, or arises out of or is based upon any omission or alleged omission to state a material fact required to be stated in either such Registration Statement or such Prospectus or necessary to make the statements made therein not misleading. These indemnification obligations will not extend to any such loss, expense, liability or claim which arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information furnished in writing by any Underwriter through either or both of the Managing Underwriters to the Registrant expressly for use with reference to such Underwriter in such Registration Statement or such Prospectus, or which arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in either such Registration Statement or such Prospectus or necessary to make such information not misleading.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, Registrant sold securities which were not registered under the Securities Act of 1933, as amended, as described below. The securities of Registrant were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended. No underwriters were involved in the sale of the securities and no commissions were paid to any person.

    TITLE AND AMOUNT    PRICE PER SHARE        PURCHASER        DATE OF SALE     NATURE OF TRANSACTION
- ---------------------------------------   -------------------   ------------    ------------------------
Warrants to purchase         $7.88        Nationwide Life       June 1993       Warrants issued in
41,000 shares of Common                   Insurance Company                     connection with
  Stock                                                                         amendments to a
                                                                                promissory note, price
                                                                                per share is exercise
                                                                                price per warrant share
Warrants to purchase         $7.88        State of Wisconsin    June 1993       Warrants issued in
40,000 shares of Common                   Investment Board                      connection with
  Stock                                                                         amendments to a
                                                                                promissory note, price
                                                                                per share is exercise
                                                                                price per warrant share
Warrants to purchase         $7.88        Employers Life        June 1993       Warrants issued in
6,000 shares of Common                    Insurance Company                     connection with
  Stock                                   of Wisconsin                          amendments to a
                                                                                promissory note, price
                                                                                per share is exercise
                                                                                price per warrant share
Warrants to purchase         $7.88        West Coast Life       June 1993       Warrants issued in
3,000 shares of Common                    Insurance Company                     connection with
  Stock                                                                         amendments to a
                                                                                promissory note, price
                                                                                per share is exercise
                                                                                price per warrant share
Options to purchase          $8.50        Vernon L. Wiersma     April 1994      Stock option grant,
  30,000 shares of                                                              price per share is
  Common Stock                                                                  exercise price per
                                                                                option share
Options to purchase          $8.50        Stephen W. Theobald   April 1994      Stock option grant,
  15,000 shares of                                                              price per share is
  Common Stock                                                                  exercise price per
                                                                                option share

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  A. EXHIBITS:


  1.        Proposed Form of Underwriting Agreement(2).
  3.1       Restated and Amended Articles of Incorporation of Registrant(3).
  3.2       By-laws of Registrant, as amended(2)(3).
  4.1       Specimen Common Stock Certificate(3).
  5.        Opinion of Michael Best & Friedrich Regarding Legality of Securities being
            Issued(1).
  10(a)     No longer in effect.
  10(b)     Loan Agreement between the City of Green Bay, Wisconsin and Stokely USA, Inc.
            dated December 1, 1988 with respect to $3,000,000 in principal amount of City of
            Green Bay, Wisconsin Industrial Revenue Bonds (Stokely USA, Inc. Project),
            relating to Stokely's Green Bay, Wisconsin facility(5).
  10(c)     Loan and Mortgage Agreement with respect to $6,000,000 in principal amount of
            Industrial Development Bonds relating to Stokely's Poynette, Wisconsin sauerkraut facility(5).

  10(d)     Note Agreement between Stokely USA, Inc. and Nationwide Life Insurance Company,
            Employers Life Insurance Company of Wausau and West Coast Life Insurance Company
            dated January 5, 1990 with respect to $25,000,000 in principal amount of 9.12%
            Senior Notes due January 15, 2000(10).
  10(e)     No longer in effect.
  10(f)     Loan Agreement between the Village of Poynette, Wisconsin and Stokely USA, Inc.
            dated December 1, 1989, with respect to $1,600,000 in principal amount of
            Refunding Revenue Bonds (Stokely USA, Inc. Project) relating to Stokely's
            Poynette, Wisconsin facility(6).
  10(g)     Loan Agreement between the Village of Waunakee, Wisconsin and Stokely USA, Inc.
            dated June 1, 1989 with respect to $4,000,000 in principal amount of Industrial
            Revenue Bonds (Stokely USA, Inc. Project) relating to Stokely's Waunakee,
            Wisconsin facility(6).
  10(h)     Loan Agreement between the City of Ackley, Iowa and Stokely USA, Inc. dated July
            1, 1989 with respect to $3,000,000 in principal amount of Industrial Development
            Revenue Bonds (Stokely USA, Inc. Project) Series 1989 relating to Stokely's
            Ackley, Iowa facility(6).
  10(i)     Executive Deferred Compensation Agreements between Stokely USA, Inc. and each of
            Thomas W. Mount, Joseph B. Weix and Robert J. Whelan, Sr.(6).
  10(j)     1985 Incentive Stock Option Plan(6).
  10(k)     Loan Agreement between the Town of Utica, Wisconsin and Stokely USA, Inc. dated
            June 1, 1990 with respect to $3,000,000 in principal amount of Industrial Revenue
            Bonds (Stokely USA, Inc. Project) relating to Stokely's Pickett, Wisconsin facility(7).
  10(l)     Loan Agreement between Port of Walla Walla Public Corporation and Stokely USA,
            Inc. dated September 1, 1990 with respect to $4,000,000 in principal amount of
            Industrial Revenue Bonds, Series 1990 relating to Stokely's Walla Walla,
            Washington facility(7).
  10(m)     Loan Agreement between City of Wells, Minnesota and Stokely USA, Inc. dated
            December 1, 1991 with respect to $3,000,000 in principal amount of Industrial
            Revenue Bonds (Stokely USA, Inc. Project) Series 1991 relating to Stokely's
            Wells, Minnesota facility(8).
  10(n)     Note Agreement between the State of Wisconsin Investment Board and Stokely USA,
            Inc. dated December 1, 1991 with respect to $20,000,000 in principal amount of
            9.49% Senior Notes due December 15, 2001(8).
  10(o)     Loan and Security Agreement by and among Barclays Business Credit, Inc. as agent and lender, various other lenders and Stokely USA, Inc. dated August 18, 1992 with respect to a $120,000,000 Credit Facility(11).
  10(p)     Restated Agreement for Purchase and Sale of Containers between Stokely USA, Inc.
            and Heekin Can, Inc. dated January 1, 1992, and as amended on July 24, 1992(11).
  10(q)     Supply Agreement between Stokely USA, Inc. and American National Can Company dated July 24, 1992 and as amended on June 11, 1993(11).
  10(r)     Amendment to Note Agreement dated August 18, 1992 regarding $25,000,000 Original
            Principal Amount of 9.12% Senior Notes due January 15, 2000 (see Exhibit
            10(d))(11).
  10(s)     Amendment to Note Agreement dated December 1, 1991 regarding $20,000,000 in principal amount of 9.49% Senior Notes due December 15, 2000 (see Exhibit
            10(n))(11).
  10(t)     Amendment to Revenue Agreement between Stokely USA, Inc. and the City of
            Appleton, Wisconsin, dated December 1, 1988(9).
  10(u)     Reserved.
  10(v)     Second Amendment to Note Agreement dated June 11, 1993 regarding $20,000,000
            Promissory Note (see Exhibit 10(n))(9).
  10(w)     Reserved.
  10(x)     First Amendment to Security Agreement dated June 1993 relating to the Credit
            Facility (see Exhibit 10(o))(9).
  10(y)     Second Amendment to Note Agreement dated June 11, 1993 regarding $25,000,000
            Original Principal Amount of 9.37% Senior Notes Due January 15, 2000 (see Exhibit
            10(d))(9).

  10(z)     Warrant to Purchase Shares of Common Stock of Stokely USA, Inc. issued to
            Nationwide Life Insurance Company dated June 1993(9).
  10(aa)    Warrant to Purchase Shares of Common Stock of Stokely USA, Inc. issued to EMPL and Co. dated June 1993(9).
  10(bb)    Warrant to Purchase Shares of Common Stock of Stokely USA, Inc. issued to West
            Coast Life Insurance Company dated June 1993(9).
  10(cc)    No longer applicable.
  10(dd)    First Amendment to Loan Agreement with the City of Ackley, Iowa (see Exhibit
            10(h)), dated as of March 31, 1994, between Stokely USA, Inc. and Norwest Bank
            Minnesota, N.A., as trustee(12).
  10(ee)    First Amendment to Loan Agreement with the Village of Poynette, Wisconsin (see
            Exhibit 10(c)), dated as of March 31, 1994, between Stokely USA, Inc. and Norwest
            Bank Minnesota, N.A., as trustee(12).
  10(ff)    First Amendment to Loan Agreement with the Village of Poynette, Wisconsin (see
            Exhibit 10(f)), dated as of March 31, 1994, between Stokely USA, Inc. and
            NationsBank of Virginia, N.A., as trustee(12).
  10(gg)    First Amendment to Loan Agreement with the Village of Waunakee, Wisconsin (see
            Exhibit 10(g)), dated as of March 31, 1994, between Stokely USA, Inc. and
            NationsBank of Virginia, N.A., as trustee(12).
  10(hh)    First Amendment to Loan Agreement with the City of Jefferson, Wisconsin, dated as of June 17, 1994, between Stokely USA, Inc. and NationsBank of Virginia, N.A., as
            trustee(12).
  10(ii)    First Amendment to Loan Agreement with the Port of Walla Walla, Washington Public
            Corporation (see Exhibit 10(l)), dated as of June 17, 1994, between Stokely USA,
            Inc. and NationsBank of Virginia, N.A., as trustee(12).
  10(jj)    First Amendment to Loan Agreement with the Town of Utica, Wisconsin (see Exhibit
            10(k)), dated as of June 17, 1994, between Stokely USA, Inc. and NationsBank of
            Virginia, N.A., as trustee(12).
  10(kk)    First Amendment to Loan Agreement with the City of Green Bay, Wisconsin (see Ex-
            hibit 10(b)), dated as of June 17, 1994, between Stokely USA, Inc. and
            NationsBank of Virginia, N.A., as trustee(12).
  10(ll)    Change of Control Contingent Employment Agreement between Stokely USA, Inc. and
            Vernon L. Wiersma dated October 16, 1992(2).
  10(mm)    Change of Control Contingent Employment Agreement between Stokely USA, Inc. and
            Stephen W. Theobald dated October 16, 1992(2).
  10(nn)    Change of Control Contingent Employment Agreement between Stokely USA, Inc. and
            Kenneth L. Murray dated January 27, 1993(2).
  10(oo)    Change of Control Contingent Employment Agreement between Stokely USA, Inc. and
            Russell J. Trunk dated October 16, 1992(2).
  10(pp)    Change of Control Contingent Employment Agreement between Stokely USA, Inc. and
            Leslie J. Wilson dated October 16, 1992(2).
  10(qq)    Change of Control Contingent Employment Agreement between Stokely USA, Inc. and
            Robert M. Brill dated October 16, 1992(2).
  10(rr)    Change of Control Contingent Employment Agreement between Stokely USA, Inc. and
            Michael A. Wilkes dated October 16, 1992(2).
  10(ss)    Change of Control Contingent Employment Agreement between Stokely USA, Inc. and
            Robert L. Cook dated October 16, 1992(2).
  10(tt)    Change of Control Contingent Employment Agreement between Stokely USA, Inc. and
            Eddie Foster dated October 16, 1992(2).
  10(uu)    Stokely USA, Inc. 1994 Executive Stock Option Plan(2).
  10(vv)    Stock Option Agreement between Stokely USA, Inc. and Kenneth C. Murray dated
            March 13, 1990(2).

  10(ww)    Stock Option Agreement between Stokely USA, Inc. and Vernon L. Wiersma dated
            April 8, 1994(2).
  10(xx)    Stock Option Agreement between Stokely USA, Inc. and Stephen Theobald dated April
            8, 1994(2).
  10(yy)    Warrant to Purchase Shares of Common Stock of Stokely USA, Inc. issued to the
            State of Wisconsin Investment Board dated June 1993(2).
  10(zz)    Employment Agreement by and between Stokely USA, Inc. and Leslie J. Wilson dated
            June 17, 1992(2).
  10(aaa)   Loan Agreement between the City of Jefferson, Wisconsin and Stokely USA, Inc.
            with respect to $6,500,000 in principal amount of Industrial Development Revenue
            Bonds (Stokely USA, Inc. Project) relating to Stokely's Jefferson, Wisconsin facility(4).
  10(bbb)   Loan Agreement between the Town of Windsor, Wisconsin and Stokely USA, Inc. with respect to $1,500,000 in principal amount of Industrial Development Revenue Bonds
            (Stokely USA, Inc. -- 1985 Project)(3).
  10(ccc)   Loan Agreement between the Michigan Job Development Authority and Stokely USA,
            Inc. with respect to $1,800,000 in principal amount of Limited Obligation Revenue
            Bonds (Oconomowoc Canning Company Project), Series A(3).
  10(ddd)   No longer applicable.
  10(eee)   Loan Agreement between the City of Appleton, Wisconsin and Stokely USA, Inc. with respect to $1,000,000 in principal amount of Industrial Development Revenue Bonds
            (Stokely USA, Inc. Project)(4).
  10(fff)   Second Amendment to Loan Documents dated October 13, 1992 regarding the Credit
            Facility (see Exhibit 10(o))(2).
  10(ggg)   Third Amendment to Loan Documents dated December 16, 1992 regarding the Credit
            Facility (see Exhibit 10(o))(2).
  10(hhh)   Fourth Amendment to Loan Documents dated June 11, 1993 regarding the Credit
            Facility (see Exhibit 10(o))(2).
  10(iii)   Fifth Amendment to Loan Document dated March 24, 1994 regarding the Credit
            Facility (see Exhibit 10(o))(2).
  10(jjj)   Summary Plan Description of Split Dollar Life Insurance Plan(2).
  11.       Statement regarding computation of per share earnings(2).
  18.       Letter regarding change in accounting principles(12).
  22.       List of subsidiaries(2).
  23.1      Consent of Deloitte & Touche LLP(1).
  23.2      Consent of Michael Best & Friedrich (included in opinion)(1).
  24.1      Powers of Attorney for certain officers and directors (contained on the signature page of this Registration Statement).


- -------------------------
 (1) Filed herewith.


 (2) Previously filed.


 (3) Incorporated by reference to exhibits filed with Registrant's Form S-1 Registration Statement declared effective on October 29, 1985 (Registration Number 33-339).

 (4) Incorporated by reference to exhibits filed with Registrant's Form 10-K for the year ended March 31, 1986.

 (5) Incorporated by reference to exhibits filed with Registrant's Form 10-K for the year ended March 31, 1989.

 (6) Incorporated by reference to exhibits filed with Registrant's Form 10-K for the year ended March 31, 1990.

 (7) Incorporated by reference to exhibits filed with Registrant's Form 10-K for the year ended March 31, 1991.

 (8) Incorporated by reference to exhibits filed with Registrant's Form 10-K for the year ended March 31, 1992.

 (9) Incorporated by reference to exhibits filed with Registrant's Form 10-K for the year ended March 31, 1993.

(10) Incorporated by reference to exhibits filed with Registrant's Form 10-Q for the three months ended December 31, 1989.

(11) Incorporated by reference to exhibits filed with Registrant's Form 10-Q for the three months ended September 30, 1992.

(12) Incorporated by reference to exhibits filed with Registrant's Form 10-K for the year ended March 31, 1994.

  B. FINANCIAL STATEMENT SCHEDULES:

     Report of Independent Auditors on Schedules

     Schedule V
     Schedule VI
     Schedule VIII
     Schedule IX
     Schedule X

     All other schedules are omitted because they are inapplicable or the required information is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant undertakes as follows:

          (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

          (b) For purposes of determining any liability under the Securities Act of 1933, as amended the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (c) For the purpose of determining any liability under the Securities Act of 1933, as amended, any post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, and the State of Wisconsin, on the 20th day of October, 1994.


                                             STOKELY USA, INC.

                                          By:        /s/ VERNON L. WIERSMA
                                            ------------------------------------
                                                       Vernon L. Wiersma
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.



          SIGNATURE                             TITLE                            DATE
- ------------------------------   ------------------------------------   -----------------------
    /s/ VERNON L. WIERSMA        President, Chief Executive Officer
- ------------------------------     and Director
      Vernon L. Wiersma


   /s/ STEPHEN W. THEOBALD       Vice Chairman, Treasurer and
- ------------------------------     Director
     Stephen W. Theobald


    /s/ LESLIE J. WILSON*        Vice President and Chief Financial
- ------------------------------     and Accounting Officer
       Leslie J. Wilson


    /s/ FRANK J. PELISEK*        Chairman of the Board and Director
- ------------------------------
       Frank J. Pelisek
                                                                            October 20, 1994
    /s/ ORREN J. BRADLEY*        Director
- ------------------------------
       Orren J. Bradley

    /s/ RUSSELL W. BRITT*        Director
- ------------------------------
       Russell W. Britt

    /s/ CHARLES J. CAREY*        Director
- ------------------------------
       Charles J. Carey

     /s/ JAMES H. DEWEES*        Director
- ------------------------------
       James H. DeWees

          SIGNATURE                             TITLE                            DATE
- ------------------------------   ------------------------------------   -----------------------
       /s/ ODY J. FISH*            Director
- ------------------------------
           Ody J. Fish

     /s/ CAROL WARD KNOX*          Director
- ------------------------------
         Carol Ward Knox
                                                                           October 20, 1994
     /s/ THOMAS W. MOUNT*          Director
- ------------------------------
         Thomas W. Mount

     /s/ JOSEPH B. WEIX*           Director
- ------------------------------
          Joseph B. Weix



                                          By:       /s/ STEPHEN W. THEOBALD
                                            ------------------------------------
                                                      Stephen W. Theobald
                                                      Attorney-In-Fact


- ---------------------------------------------------------------------

* Pursuant to authority granted by
  power of attorney filed with the
  Registration Statement.

                  REPORT OF INDEPENDENT AUDITORS ON SCHEDULES


     We have audited the consolidated financial statements of Stokely USA, Inc. and subsidiaries as of March 31, 1993 and 1994, and for each of the three years in the period ended March 31, 1994 and have issued our report thereon dated June 17, 1994 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.



     In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
June 17, 1994

                                                                      SCHEDULE V

                       STOKELY USA, INC. AND SUBSIDIARIES

                  SCHEDULE V -- PROPERTY, PLANT AND EQUIPMENT
                   YEARS ENDED MARCH 31, 1994, 1993 AND 1992

                                                     CLASSIFICATION
                               ----------------------------------------------------------
                                LAND AND
                                  LAND                       MACHINERY &     CONSTRUCTION
                               IMPROVEMENT     BUILDINGS      EQUIPMENT      IN PROGRESS        TOTAL
                               -----------    -----------    ------------    ------------    ------------
Balances, April 1, 1991.....   $ 2,206,000    $24,822,000    $ 65,675,000    $  4,017,000    $ 96,720,000
Additions(1)................       622,000      3,163,000      19,777,000       3,450,000      27,012,000
Retirements.................        (3,000)       (12,000)     (1,880,000)             --      (1,895,000)
                               -----------    -----------    ------------    ------------    ------------
Balances, March 31, 1992....     2,825,000     27,973,000      83,572,000       7,467,000     121,837,000
Additions...................     1,549,000      6,528,000      10,624,000      (5,830,000)     12,871,000
Retirements.................        (3,000)      (592,000)     (9,758,000)             --     (10,353,000)
Reclass & other
  (deduct)(2)...............    (1,439,000)    (9,539,000)    (21,477,000)             --     (32,455,000)
                               -----------    -----------    ------------    ------------    ------------
Balances, March 31, 1993....     2,932,000     24,370,000      62,961,000       1,637,000      91,900,000
Additions...................       283,000      1,316,000       3,422,000         153,000       5,174,000
Retirements.................       (56,000)       (50,000)       (543,000)             --        (649,000)
Reclass & other
  (deduct)(2)...............        25,000      1,750,000         456,000      (1,228,000)      1,003,000
                               -----------    -----------    ------------    ------------    ------------
Balances, March 31, 1994....   $ 3,184,000    $27,386,000    $ 66,296,000    $    562,000    $ 97,428,000
                               ===========    ===========    ============    ============    ============

- -------------------------
(1) Additions include purchase of McAllen, Texas, and Monterrey, Mexico facilities.

(2) Includes reclassification of assets held for disposition.

     In general, the annual rates used for depreciation are as follows:

        Land Improvements..............................................            10%
        Buildings......................................................   2.50% to  5%
        Machinery & Equipment..........................................   8.33% to 33%

                                                                     SCHEDULE VI

                       STOKELY USA, INC. AND SUBSIDIARIES

            SCHEDULE VI - ACCUMULATED DEPRECIATION AND AMORTIZATION
                        OF PROPERTY, PLANT AND EQUIPMENT
                   YEARS ENDED MARCH 31, 1994, 1993 AND 1992

                                                LAND
                                              AND LAND                    MACHINERY &
                                             IMPROVEMENT    BUILDINGS      EQUIPMENT         TOTAL
                                             -----------    ----------    ------------    ------------
Balances, April 1, 1991...................    $ 246,000     $3,489,000    $ 21,709,000    $ 25,444,000
Additions charged to cost and expenses....       73,000        765,000       7,623,000       8,461,000
Retirements...............................       (3,000)       (12,000)     (1,485,000)     (1,500,000)
                                             -----------    ----------    ------------    ------------
Balances, March 31, 1992..................      316,000      4,242,000      27,847,000      32,405,000
Additions.................................      174,000        930,000       8,182,000       9,286,000
Retirements...............................       (3,000)      (250,000)     (7,596,000)     (7,849,000)
Reclass and other (deduct)(1).............           --             --     (10,361,000)    (10,361,000)
                                             -----------    ----------    ------------    ------------
Balances, March 31, 1993..................      487,000      4,922,000      18,072,000      23,481,000
Additions.................................      186,000        715,000       6,329,000       7,230,000
Retirements...............................      (56,000)       (50,000)     (1,071,000)     (1,177,000)
Reclass and other (deduct)................     (132,000)      (530,000)      1,200,000         538,000
                                             -----------    ----------    ------------    ------------
Balances, March 31, 1994..................    $ 485,000     $5,057,000    $ 24,530,000    $ 30,072,000
                                              =========     ==========    ============    ============

- -------------------------
(1) Includes reclassification of assets held for disposition.

                                                                   SCHEDULE VIII

                       STOKELY USA, INC. AND SUBSIDIARIES

        SCHEDULE VIII -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                   YEARS ENDED MARCH 31, 1994, 1993 AND 1992


                                                                          DESCRIPTION
                                       ---------------------------------------------------------------------------------
                                          VALUATION ASSETS          VALUATION ASSETS             VALUATION ASSETS
                                        DEDUCTED FROM ASSETS-     DEDUCTED FROM ASSETS-        DEDUCTED FROM ASSETS-
                                        ALLOWANCE FOR LOSSES     RESTRUCTURING RESERVES:      RESTRUCTURING RESERVES:
                                           ON RECEIVABLES        DISCONTINUED INVENTORY    PROPERTY HELD FOR DISPOSITION
                                       -----------------------   -----------------------   -----------------------------
Balance April 1, 1991................         $ 470,000                $        --                  $        --
Additions charged to costs and
  expenses...........................           152,000                         --                           --
Deductions...........................          (222,000)(1)                     --                           --
                                              ---------                -----------                  -----------
Balance March 31, 1992...............           400,000                          0                            0
Additions charged to costs and
  expenses...........................           747,000                  2,642,000                   12,675,000
Deductions...........................          (477,000)(1)                      0                            0
                                              ---------                -----------                  -----------
Balance March 31, 1993...............           670,000                  2,642,000                   12,675,000
Additions charged to other
  accounts...........................                 0                  3,000,000(3)                         0
Deductions...........................          (285,000)(2)             (2,642,000)                  (8,749,000)
                                              ---------                -----------                  -----------
Balance March 31, 1994...............         $ 385,000                $ 3,000,000                  $ 3,926,000
                                              =========                ===========                  ===========


- -------------------------
(1) Write off of bad debts.

(2) Uncollectible accounts written off, net of recoveries and reduction in bad debt reserve.


(3) Reclassified from other restructure reserves.

                                                                     SCHEDULE IX

                       STOKELY USA, INC. AND SUBSIDIARIES
                      SCHEDULE IX -- SHORT-TERM BORROWINGS
                   YEARS ENDED MARCH 31, 1994, 1993 AND 1992

                                                              MAX. AMOUNT         AVG. AMOUNT          WEIGHTED AVG.
                          BALANCE AT      WEIGHTED AVG.       OUTSTANDING      OUTSTANDING DURING      INTEREST RATE
                         END OF PERIOD      INT. RATE       DURING THE YEAR       THE YEAR(1)        DURING THE YEAR(2)
                         -------------    --------------    ---------------    ------------------    ------------------
March 31, 1994
  Notes Payable.......    $ 34,992,000         8.25%          $68,872,000         $ 53,239,000              8.4%
March 31, 1993
  Notes Payable.......    $ 66,258,000         7.85%          $97,495,000         $ 61,264,000              7.5%
  Commercial Paper....             N/A           N/A           40,271,000            4,261,000              4.5%
March 31, 1992
  Notes Payable.......    $ 46,408,000         5.58%          $67,357,000         $ 33,325,000              5.8%
  Commercial Paper....             N/A         4.54%           34,045,000           21,784,000              5.8%

- -------------------------
(1) Average amount outstanding during the year is computed by dividing the total of daily outstanding principal by 360 days.

(2) The weighted average interest rates were calculated by dividing the interest expense for the year for such borrowings by the average amounts outstanding during the period.

                                                                      SCHEDULE X

                       STOKELY USA, INC. AND SUBSIDIARIES
         SCHEDULE X -- SUPPLEMENTARY EARNINGS STATEMENT AND INFORMATION
                   YEARS ENDED MARCH 31, 1994, 1993 AND 1992

                                                              CHARGED TO COSTS AND EXPENSES
                                                        ------------------------------------------
                                                           1994            1993            1992
                                                        ----------      ----------      ----------
Maintenance and repairs..............................   $5,363,000      $6,827,000      $7,844,000
Advertising..........................................   $  688,000      $1,206,000      $2,269,000

     The amounts of royalties, taxes other than payroll and income taxes, and amortization of intangible assets are not material.

                         APPENDIX TO AMENDMENT NO. 1 TO

                        FORM S-1 REGISTRATION STATEMENT
                                       OF

                               STOKELY USA, INC.

     In accordance with Item 304(a) of Regulation S-T, the following is a description of all graphic and image information to be contained in the Form S-1 Registration Statement:

     INSIDE FRONT COVER PAGE: Color pictures depicting a collage of Stokely's private label canned vegetable products and Stokely's industrial bulk containers of vegetable products.

     INSIDE BACK COVER PAGE: Color pictures depicting a collage of Stokely's brand label canned vegetable products, including Stokely's Finest(R) items and Stokely's Gold(TM) label items.

                                 EXHIBIT INDEX

                                                                                        SEQUENTIALLY
                                                                                          NUMBERED
EXHIBIT NO.                                 DESCRIPTION                                     PAGE
- -----------                                 ------------                                ------------
A. EXHIBITS:

 1.            Proposed Form of Underwriting Agreement(2).

 3.1           Restated and Amended Articles of Incorporation of Registrant(3).

 3.2           By-laws of Registrant, as amended(2)(3).

 4.1           Specimen Common Stock Certificate(3).

 5.            Opinion of Michael Best & Friedrich Regarding Legality of Securities
               being Issued(1).

10(a)          No longer in effect.

10(b)          Loan Agreement between the City of Green Bay, Wisconsin and Stokely
               USA, Inc. dated December 1, 1988 with respect to $3,000,000 in principal amount of City of Green Bay, Wisconsin Industrial Revenue
               Bonds (Stokely USA, Inc. Project), relating to Stokely's Green Bay,
               Wisconsin facility(5).

10(c)          Loan and Mortgage Agreement with respect to $6,000,000 in principal amount of Industrial Development Bonds relating to Stokely's Poynette,
               Wisconsin sauerkraut facility(5).

10(d)          Note Agreement between Stokely USA, Inc. and Nationwide Life Insurance
               Company, Employers Life Insurance Company of Wausau and West Coast
               Life Insurance Company dated January 5, 1990 with respect to
               $25,000,000 in principal amount of 9.12% Senior Notes due January 15,
               2000(10).

10(e)          No longer in effect.

10(f)          Loan Agreement between the Village of Poynette, Wisconsin and Stokely
               USA, Inc. dated December 1, 1989, with respect to $1,600,000 in principal amount of Refunding Revenue Bonds (Stokely USA, Inc.
               Project) relating to Stokely's Poynette, Wisconsin facility(6).

10(g)          Loan Agreement between the Village of Waunakee, Wisconsin and Stokely
               USA, Inc. dated June 1, 1989 with respect to $4,000,000 in principal amount of Industrial Revenue Bonds (Stokely USA, Inc. Project)
               relating to Stokely's Waunakee, Wisconsin facility(6).

10(h)          Loan Agreement between the City of Ackley, Iowa and Stokely USA, Inc.
               dated July 1, 1989 with respect to $3,000,000 in principal amount of
               Industrial Development Revenue Bonds (Stokely USA, Inc. Project)
               Series 1989 relating to Stokely's Ackley, Iowa facility(6).

10(i)          Executive Deferred Compensation Agreements between Stokely USA, Inc.
               and each of Thomas W. Mount, Joseph B. Weix and Robert J. Whelan,
               Sr.(6).

10(j)          1985 Incentive Stock Option Plan(6).

10(k)          Loan Agreement between the Town of Utica, Wisconsin and Stokely USA,
               Inc. dated June 1, 1990 with respect to $3,000,000 in principal amount of Industrial Revenue Bonds (Stokely USA, Inc. Project) relating to
               Stokely's Pickett, Wisconsin facility(7).

10(l)          Loan Agreement between Port of Walla Walla Public Corporation and
               Stokely USA, Inc. dated September 1, 1990 with respect to $4,000,000 in principal amount of Industrial Revenue Bonds, Series 1990 relating to Stokely's Walla Walla, Washington facility(7).

                                                                                        SEQUENTIALLY
                                                                                          NUMBERED
EXHIBIT NO.                                 DESCRIPTION                                     PAGE
- -----------                                 ------------                                ------------
10(m)          Loan Agreement between City of Wells, Minnesota and Stokely USA, Inc.
               dated December 1, 1991 with respect to $3,000,000 in principal amount of Industrial Revenue Bonds (Stokely USA, Inc. Project) Series 1991
               relating to Stokely's Wells, Minnesota facility(8).

10(n)          Note Agreement between the State of Wisconsin Investment Board and
               Stokely USA, Inc. dated December 1, 1991 with respect to $20,000,000 in principal amount of 9.49% Senior Notes due December 15, 2001(8).

10(o)          Loan and Security Agreement by and among Barclays Business Credit,
               Inc. as agent and lender, various other lenders and Stokely USA, Inc.
               dated August 18, 1992 with respect to a $120,000,000 Credit
               Facility(11).

10(p)          Restated Agreement for Purchase and Sale of Containers between Stokely
               USA, Inc. and Heekin Can, Inc. dated January 1, 1992, and as amended on July 24, 1992(11).

10(q)          Supply Agreement between Stokely USA, Inc. and American National Can
               Company dated July 24, 1992 and as amended on June 11, 1993(11).

10(r)          Amendment to Note Agreement dated August 18, 1992 regarding
               $25,000,000 Original Principal Amount of 9.12% Senior Notes due
               January 15, 2000 (see Exhibit 10(d))(11).

10(s)          Amendment to Note Agreement dated December 1, 1991 regarding
               $20,000,000 in principal amount of 9.49% Senior Notes due December 15,
               2000 (see Exhibit 10(n))(11).

10(t)          Amendment to Revenue Agreement between Stokely USA, Inc. and the City of Appleton, Wisconsin, dated December 1, 1988(9).

10(u)          Reserved.

10(v)          Second Amendment to Note Agreement dated June 11, 1993 regarding
               $20,000,000 Promissory Note (see Exhibit 10(n))(9).

10(w)          Reserved.

10(x)          First Amendment to Security Agreement dated June 1993 relating to the
               Credit Facility (see Exhibit 10(o))(9).

10(y)          Second Amendment to Note Agreement dated June 11, 1993 regarding
               $25,000,000 Original Principal Amount of 9.37% Senior Notes Due
               January 15, 2000 (see Exhibit 10(d))(9).

10(z)          Warrant to Purchase Shares of Common Stock of Stokely USA, Inc. issued to Nationwide Life Insurance Company dated June 1993(9).

10(aa)         Warrant to Purchase Shares of Common Stock of Stokely USA, Inc. issued to EMPL and Co. dated June 1993(9).

10(bb)         Warrant to Purchase Shares of Common Stock of Stokely USA, Inc. issued to West Coast Life Insurance Company dated June 1993(9).

10(cc)         No longer applicable.

10(dd)         First Amendment to Loan Agreement with the City of Ackley, Iowa (see
               Exhibit 10(h)), dated as of March 31, 1994, between Stokely USA, Inc.
               and Norwest Bank Minnesota, N.A., as trustee(12).

10(ee)         First Amendment to Loan Agreement with the Village of Poynette,
               Wisconsin (see Exhibit 10(c)), dated as of March 31, 1994, between
               Stokely USA, Inc. and Norwest Bank Minnesota, N.A., as trustee(12).

                                                                                        SEQUENTIALLY
                                                                                          NUMBERED
EXHIBIT NO.                                 DESCRIPTION                                     PAGE
- -----------                                 ------------                                ------------
10(ff)         First Amendment to Loan Agreement with the Village of Poynette,
               Wisconsin (see Exhibit 10(f)), dated as of March 31, 1994, between
               Stokely USA, Inc. and NationsBank of Virginia, N.A., as trustee(12).

10(gg)         First Amendment to Loan Agreement with the Village of Waunakee,
               Wisconsin (see Exhibit 10(g)), dated as of March 31, 1994, between
               Stokely USA, Inc. and NationsBank of Virginia, N.A., as trustee(12).

10(hh)         First Amendment to Loan Agreement with the City of Jefferson,
               Wisconsin, dated as of June 17, 1994, between Stokely USA, Inc. and
               NationsBank of Virginia, N.A., as trustee(12).

10(ii)         First Amendment to Loan Agreement with the Port of Walla Walla,
               Washington Public Corporation (see Exhibit 10(l)), dated as of June
               17, 1994, between Stokely USA, Inc. and NationsBank of Virginia, N.A., as trustee(12).

10(jj)         First Amendment to Loan Agreement with the Town of Utica, Wisconsin
               (see Exhibit 10(k)), dated as of June 17, 1994, between Stokely USA,
               Inc. and NationsBank of Virginia, N.A., as trustee(12).

10(kk)         First Amendment to Loan Agreement with the City of Green Bay,
               Wisconsin (see Exhibit 10(b)), dated as of June 17, 1994, between
               Stokely USA, Inc. and NationsBank of Virginia, N.A., as trustee(12).

10(ll)         Change of Control Contingent Employment Agreement between Stokely USA,
               Inc. and Vernon L. Wiersma dated October 16, 1992(2).

10(mm)         Change of Control Contingent Employment Agreement between Stokely USA,
               Inc. and Stephen W. Theobald dated October 16, 1992(2).

10(nn)         Change of Control Contingent Employment Agreement between Stokely USA,
               Inc. and Kenneth L. Murray dated January 27, 1993(2).

10(oo)         Change of Control Contingent Employment Agreement between Stokely USA,
               Inc. and Russell J. Trunk dated October 16, 1992(2).

10(pp)         Change of Control Contingent Employment Agreement between Stokely USA,
               Inc. and Leslie J. Wilson dated October 16, 1992(2).

10(qq)         Change of Control Contingent Employment Agreement between Stokely USA,
               Inc. and Robert M. Brill dated October 16, 1992(2).

10(rr)         Change of Control Contingent Employment Agreement between Stokely USA,
               Inc. and Michael A. Wilkes dated October 16, 1992(2).

10(ss)         Change of Control Contingent Employment Agreement between Stokely USA,
               Inc. and Robert L. Cook dated October 16, 1992(2).

10(tt)         Change of Control Contingent Employment Agreement between Stokely USA,
               Inc. and Eddie Foster dated October 16, 1992(2).

10(uu)         Stokely USA, Inc. 1994 Executive Stock Option Plan(2).

10(vv)         Stock Option Agreement between Stokely USA, Inc. and Kenneth C. Murray dated March 13, 1990(2).

10(ww)         Stock Option Agreement between Stokely USA, Inc. and Vernon L. Wiersma dated April 8, 1994(2).

10(xx)         Stock Option Agreement between Stokely USA, Inc. and Stephen Theobald dated April 8, 1994(2).

10(yy)         Warrant to Purchase Shares of Common Stock of Stokely USA, Inc. issued to the State of Wisconsin Investment Board dated June 1993(2).

                                                                                        SEQUENTIALLY
                                                                                          NUMBERED
EXHIBIT NO.                                 DESCRIPTION                                     PAGE
- -----------                                 -----------                                 ------------
10(zz)         Employment Agreement by and between Stokely USA, Inc. and Leslie J.
               Wilson dated June 17, 1992(2).

10(aaa)        Loan Agreement between the City of Jefferson, Wisconsin and Stokely
               USA, Inc. with respect to $6,500,000 in principal amount of Industrial
               Development Revenue Bonds (Stokely USA, Inc. Project) relating to
               Stokely's Jefferson, Wisconsin facility(4).

10(bbb)        Loan Agreement between the Town of Windsor, Wisconsin and Stokely USA,
               Inc. with respect to $1,500,000 in principal amount of Industrial
               Development Revenue Bonds (Stokely USA, Inc. -- 1985 Project)(3).

10(ccc)        Loan Agreement between the Michigan Job Development Authority and
               Stokely USA, Inc. with respect to $1,800,000 in principal amount of
               Limited Obligation Revenue Bonds (Oconomowoc Canning Company Project),
               Series A(3).

10(ddd)        No longer applicable.

10(eee)        Loan Agreement between the City of Appleton, Wisconsin and Stokely
               USA, Inc. with respect to $1,000,000 in principal amount of Industrial
               Development Revenue Bonds (Stokely USA, Inc. Project)(4).

10(fff) Second Amendment to Loan Documents dated October 13, 1992 regarding the Credit Facility (see Exhibit 10(o))(2).

10(ggg) Third Amendment to Loan Documents dated December 16, 1992 regarding the Credit Facility (see Exhibit 10(o))(2).

10(hhh)        Fourth Amendment to Loan Documents dated June 11, 1993 regarding the
               Credit Facility (see Exhibit 10(o))(2).

10(iii)        Fifth Amendment to Loan Document dated March 24, 1994 regarding the
               Credit Facility (see Exhibit 10(o))(2).

10(jjj)        Summary Plan Description of Split Dollar Life Insurance Plan(2).

11.            Statement regarding computation of per share earnings(2).

18.            Letter regarding change in accounting principles(12).

22.            List of subsidiaries(2).

23.1           Consent of Deloitte & Touche(1).

23.2           Consent of Michael Best & Friedrich (included in opinion)(1).

24.1 Powers of Attorney for certain officers and directors (contained on the signature page of this Registration Statement).


- -------------------------
 (1) Filed herewith.


 (2) Previously filed.


 (3) Incorporated by reference to exhibits filed with Registrant's Form S-1 Registration Statement declared effective on October 29, 1985 (Registration Number 33-339).

 (4) Incorporated by reference to exhibits filed with Registrant's Form 10-K for the year ended March 31, 1986.

 (5) Incorporated by reference to exhibits filed with Registrant's Form 10-K for the year ended March 31, 1989.

 (6) Incorporated by reference to exhibits filed with Registrant's Form 10-K for the year ended March 31, 1990.

 (7) Incorporated by reference to exhibits filed with Registrant's Form 10-K for the year ended March 31, 1991.

 (8) Incorporated by reference to exhibits filed with Registrant's Form 10-K for the year ended March 31, 1992.

 (9) Incorporated by reference to exhibits filed with Registrant's Form 10-K for the year ended March 31, 1993.

(10) Incorporated by reference to exhibits filed with Registrant's Form 10-Q for the three months ended December 31, 1989.

(11) Incorporated by reference to exhibits filed with Registrant's Form 10-Q for the three months ended September 30, 1992.

(12) Incorporated by reference to exhibits filed with Registrant's Form 10-K for the year ended March 31, 1994.

  B. FINANCIAL STATEMENT SCHEDULES:

     Report of Independent Auditors on Schedules

     Schedule V
     Schedule VI
     Schedule VIII
     Schedule IX
     Schedule X

     All other schedules are omitted because they are inapplicable or the required information is shown in the financial statements or notes thereto.